As filed with the Securities and Exchange Commission on July 1, 2002
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 20-F

 |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
 |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2001
                                       OR
 |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the transition period from N/A to N/A
Commission file number:

                            New Skies Satellites N.V.
             (Exact name of Registrant as specified in its charter)

                            New Skies Satellites N.V.
                 (Translation of Registrant's name into English)

                                 The Netherlands
                 (Jurisdiction of incorporation or organization)

                              Rooseveltplantsoen 4
                       2517 KR The Hague, The Netherlands
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
Ordinary Shares, nominal               New York Stock Exchange
value (euro)0.05 per share             Euronext Amsterdam N.V.


Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares, nominal value (euro)0.05 per share                  130,570,241

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

Forward looking statements


PART I

Item 1.  Identity of Directors, Senior Management and Advisers.................2

Item 2.  Offer Statistics and Expected Timetable...............................2

Item 3.  Key Information.......................................................2

Item 4.  Information on the Company...........................................17

Item 5.  Operating and Financial Review and Prospects.........................51

Item 6.  Directors, Senior Management and Employees...........................63

Item 7.  Major Shareholders and Related Party Transactions....................74

Item 8.  Financial Information................................................79

Item 9.  The Offer and Listing................................................79

Item 10.  Additional Information..............................................80

Item 11  Quantitative and Qualitative Disclosures About Market Risk...........87

Item 12.  Description of Securities Other than Equity Securities..............87

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................87

Item 14.  Material Modifications to the Rights of Security Holders and
Use of Proceeds...............................................................88

Item 15.  [reserved]..........................................................88

item 16.  [reserved]..........................................................88

PART III

Item 17.  Financial Statements................................................88

Item 18.  Financial Statements................................................88

Item 19.  Exhibits............................................................89

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................F-1

In this document, the "Company," "New Skies," "we," "us," and "our" refer to New Skies Satellites N.V.

                           FORWARD-LOOKING STATEMENTS

    Certain statements in this annual report are not historical facts and are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that those statements be covered by the safe harbors created under those laws. Words such as "believes", "expects", "estimates", "may", "intends", "will", "should" or "anticipates" and similar expressions or their negatives identify forward-looking statements.

    Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements), our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, and other statements contained in this annual report regarding matters that are not historical facts, involve predictions. Statements of that sort involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by any statements of that sort. These risks and uncertainties include:

    o problems with respect to the construction, launch or in-orbit performance of our existing and future satellites;

    o   increased competition;

    o decreased demand, either for our services or for the products and services provided by our customers to third parties;

    o   changing technology;

    o   changes in our business strategy or development plans;

    o   our ability to attract and retain qualified personnel;

    o our ability to attract sufficient funding to meet our future capital requirements;

    o   worldwide economic and business conditions; and

    o   legal and regulatory developments.

Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Item 3 "Risk Factors", Item 4 "Information on the Company" and Item 5 "Operating and Financial Review and Prospects". These risks could cause actual results to vary materially from future results indicated, expressed or implied in those forward-looking statements.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

OVERVIEW

    We are a satellite communications company with global operations and service coverage. We have been an independent commercial satellite operator for over three and one-half years, having been created as a spin-off from INTELSAT, a former inter-governmental satellite operator. We currently operate a network of six satellites located at four different fixed orbital positions above the earth, together with a ground-based global network with owned or leased facilities in 11 countries. Our customers can access one or more of our satellites from almost any point around the world. We have two additional satellites under construction, which are planned for launch in, respectively, the fourth quarter of 2002 and the second half of 2003. We expect to remove up to two of our existing satellites from service before the end of 2002. By year's end, we expect that we will be operating five satellites from five orbital locations worldwide. During 2001, the transponder availability rate for our satellites was 99.997%.

    Our customers include established "blue chip" telecommunications carriers, leading broadcasting and video companies, governmental entities, and fast-growing smaller companies from more than 50 countries around the globe. They use our services for video contribution and distribution, corporate data networks, voice transmissions, and Internet applications. We believe that the combination of our growing global satellite fleet and our expanding customer base, diversified both in terms of both geography and service applications, provides us with a solid foundation from which we can execute our business plan and further capitalize on favorable trends in our industry.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following tables set out our selected consolidated historical financial data as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001. We have extracted part of the selected consolidated historical financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 from the consolidated historical financial statements included elsewhere in this annual report. We have extracted part of the selected consolidated historical financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 from the consolidated historical financial statements previously filed with the U.S. Securities and Exchange Commission. Our financial statements as of and for the years ended December 31, 1999, 2000 and 2001 have been audited by Deloitte & Touche Accountants, independent auditors. The financial statements as of and for the year ended December 31, 1998 (which do not appear in this annual report) have been audited by Deloitte & Touche Accountants, independent auditors. The financial statements as of and for the year ended December 31, 1997 (which do not appear in this annual report) have been audited by Arthur Andersen LLP, independent public accountants. We prepare our financial statements in accordance with accounting principles generally accepted in the United States.

    We acquired our assets in a spin-off from our predecessor on November 30, 1998. Our 1999 financial statements reflect our first full year of independent operations. The information included in our financial statements up to November 30, 1998 was derived from the historical financial statements of our predecessor using allocation assumptions. Revenues were allocated on the basis of the actual historical revenues generated by the satellites transferred to us. Expenses were allocated on various bases. We believe these allocations were reasonable and consistently applied.

    Nonetheless, our financial statements for those periods do not necessarily reflect actual costs that we would have incurred or revenues that we would have earned if we had operated as an independent, stand-alone commercial business during those periods. In particular, in 1999, 2000 and 2001 we incurred a number of costs associated with being a stand-alone commercial entity that either were not incurred or were incurred at substantially lower levels when our predecessor controlled our assets, including the cost of in-orbit insurance, which we incurred for the first time in November 1998; costs associated with establishing commercially oriented marketing operations; and costs associated with sub-contracting our tracking, telemetry and control and payload management operations, which we now perform ourselves for most of our satellites.

    You should read the selected consolidated historical financial data together with Item 5 "Operating and Financial Review and Prospects" and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.


                                                                    Year Ended December 31,
                                                                    -----------------------
                                                    1997         1998         1999       2000(1)       2001
                                                    ----         ----         ----       -------       ----
                                                  (in millions, except for per ordinary share, and margin data)
Statement of Operations Data:
Revenues (2)...................................    $  77.6     $  116.7     $  135.5    $  198.3      $ 209.0
Operating expenses:
  Cost of operations (3).......................       16.4         20.7         30.9        47.0         51.5
  Selling, general and administrative (3)......        6.1         11.2         20.7        34.8         38.7
  Organization costs...........................        --           2.9         --           --           --
  Depreciation and amortization................       42.4         71.5         71.9        69.9         75.4
  Termination of the KTV satellite
    contract (4)...............................        --           --          15.5        --            --
                                                   -------     --------     --------    --------      -------
Total operating expenses.......................       64.9        106.3        139.0       151.7        165.6
                                                   -------     --------     --------    --------      -------

Operating income (loss)........................       12.7         10.4         (3.5)       46.6         43.4
Interest expense (income), net.................        1.9          1.8         (0.1)       (2.6)        (9.0)
                                                   -------     --------     --------    --------      -------
Income (loss) before income tax
  (benefit) expense............................       10.8          8.6         (3.4)       49.2         52.4
Income tax (benefit) expense...................        --          (1.0)        (1.2)       17.5         19.3
                                                   -------     --------     --------    --------      -------
Net income (loss)..............................    $  10.8     $    9.6     $   (2.2)   $   31.7      $  33.1
                                                   =======     ========     ========    ========      =======

Basic and diluted net income (loss) per
  ordinary share (5)...........................    $  0.11     $   0.10     $  (0.02)   $   0.29      $  0.25

Other Financial Data (unaudited):
EBITDA (adjusted) (6)..........................    $  55.1     $   81.9     $   83.9    $  116.5      $ 118.8
EBITDA (adjusted) margin (7)...................        71%          70%          62%         59%          57%

Statement of Cash Flow Data:
Net cash provided by operating
  activities...................................    $  47.4     $   83.2     $   60.2    $  117.9      $ 130.7
Net cash used in investing activities
  (or capital expenditures)....................     (203.7)      (117.1)       (73.1)     (148.9)      (222.7)
Net cash (used) provided by financing
  activities...................................      156.3         80.6          0.1       230.5         (2.5)




                                                                       As of December 31,
                                                                       ------------------
                                                    1997         1998        1999          2000         2001
                                                    ----         ----        ----          ----         ----
                                                                         (in millions)

Balance Sheet Data:
Total current assets (4).......................    $  22.0      $  65.6     $  85.5      $ 287.3       $ 189.4
Communications, plant and other property (4)...      668.9        749.6       631.5        685.4         886.2
Total assets...................................      696.6        830.7       782.3      1,064.6       1,109.8
Total liabilities..............................       65.4        111.5        63.2         59.1          72.6
Total shareholders' equity.....................      631.2        719.2       719.2      1,005.6       1,037.2

----------
(1) Includes results of operations for New Skies Networks Pty Ltd. for the nine-month period from March 31, 2000 (the date of acquisition) to December 31, 2000.

(2) Includes a one-time contract termination payment received in 2000 that resulted in a net positive impact of $19.7 million.

(3) After we began independent operations, we incurred additional operating costs. See Item 5, "Operating and Financial Review and Prospects -- Comparisons Among Our Historical Financial Statements". Those costs either were not included in any of the historical allocations of our predecessor's results or were included at lower levels.

(4) In 1999, we terminated a contract for the construction of the KTV satellite due to the manufacturer's failure to delivery the satellite by the contractual deadline. Due to the termination of the KTV satellite construction contract, we originally:

       o  reduced communications, plant and other property by $84.1 million;

       o recorded a receivable from the satellite manufacturer of $51.5 million;

       o eliminated a $17.1 million liability to the manufacturer of the KTV satellite; and

       o wrote off $15.5 million of previously capitalized interest and program management costs.

     The effect of this write-off was to turn net income of $7.9 million to a net loss of $2.2 million in 1999. In 2001, the Company received a reimbursement of payments previously made for the construction and program management of the satellite totaling $53.3 million. The award included the reimbursement of $1.8 million of previously expensed KTV project management costs. See Item 5 "Operating and Financial Review and Prospects -- Termination of the KTV Satellite Contract".


(5) We have computed net income (loss) per ordinary share for the years ending December 31, 1999, 2000 and 2001 by dividing the net income (loss) for that period by the weighted average number of ordinary shares outstanding for the respective period, which equaled 130.6 million, 107.4 million and 100.0 million shares for 2001, 2000 and 1999, respectively. Diluted net income per share for the year ended December 31, 2001 takes into consideration the dilutive effect of stock options for approximately 141,000 ordinary shares, out of a total of 4,904,302 shares under options outstanding at the end of the period. The difference in the weighted average number of shares outstanding for 2001 resulted in no differences between basic and diluted earnings per share. Diluted net income per share for the year ended December 31, 2000 takes into consideration the dilutive effect of stock options for approximately 691,000 ordinary shares, out of a total of 3,541,040 shares under options outstanding at the end of the period. The difference in the weighted average number of shares outstanding for 2000 resulted in no differences between basic and diluted earnings per share. In 1999 we excluded a number of ordinary shares from this calculation that are not outstanding but relate to outstanding stock options which have not been exercised. To include these shares in the calculation would be antidilutive, because we had a net loss that year. We have computed the net income per ordinary share for the years ended December 31, 1997 and 1998 on a pro forma basis assuming approximately 100.0 million shares had been outstanding for those years. Basic and diluted net income (loss) per ordinary shares and ADSs for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 was $0.11, $0.10, $(0.02), $0.29 and $0.25, respectively. The share data for 1997, 1998 and 1999 has been adjusted to reflect a 10-to-1 share split effected on August 24, 2000.


(6) "EBITDA (adjusted)" as used in this annual report consists of operating income before depreciation and termination of the KTV satellite contract. This information comes from our historical financial statements. We believe EBITDA (adjusted) is an appropriate measure of our performance because the annual charge for depreciation, along with the 1999 charge for the termination of the KTV satellite contract, comprises a disproportionate share of our operating expenses. Accordingly, we believe that EBITDA (adjusted) is a useful measure of our ability to generate cash. However, EBITDA (adjusted) should not be considered in isolation by you as an alternative to operating profit, as an indicator of our operating performance, as an alternative to cash flows from operating activities or as a measure of our profitability or liquidity. EBITDA (adjusted) measures presented herein may not be comparable to EBITDA or other, similarly titled measures of other companies. EBITDA (adjusted) is not a measure of financial performance under generally accepted accounting principles. EBITDA (adjusted) may not be indicative of historical operating results and it is not meant to be predictive of potential future results. The cash available for use that is depicted by EBITDA (adjusted) is not legally restricted or encumbered by debt service requirements or dividend requirements. However, we anticipate significant capital expenditures in the coming years that will substantially limit the availability of these funds for other purposes. See Item 5 "Operating and Financial Review and Prospects -- Capital Expenditures and Investments".


(7) EBITDA (adjusted) margin represents EBITDA (adjusted) as a percentage of revenues.

                            EXCHANGE RATE INFORMATION

     On January 1, 1999, the euro was introduced as a new currency in The Netherlands and ten other European Union member states. The exchange rate at which the Dutch guilder has been irrevocably fixed against the euro is NLG
2.20371 = (euro)1.00.

    Before January 1, 1999, there was no exchange rate between the euro and the U.S. dollar. The following table describes, for the periods and dates indicated, information concerning the noon buying rate for the euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Amounts are expressed in U.S. dollars per (euro)1.00, and average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.


                        Rate at
Year Ended             period end       Average          High            Low
----------             ----------       -------          ----            ---

December 31, 1999......  1.0070         1.0653          1.1812         1.0016
December 31, 2000......  0.9388         0.9232          1.0335         0.8270
December 31, 2001......  0.8901         0.8909          0.9535         0.8370

Month Ended

December 31, 2001................................       0.9044         0.8773
January 31, 2002.................................       0.9031         0.8594
February 28, 2002................................       0.8778         0.8613
March 31, 2002...................................       0.8836         0.8652
April 30, 2002...................................       0.9028         0.8750
May 31, 2002.....................................       0.9373         0.9032
June 30, 2002....................................       0.9885         0.9390

The noon buying rate for the euro on June 28, 2002 was (euro)1.00 = $1.01.

                                  RISK FACTORS

Risks Relating to Our Business

A significant delay in launching any future satellite and placing it into service could affect our ability to provide service to existing customers, to generate future revenues and, in certain cases, to maintain our legal rights to use the orbital location from which the satellite was to operate.

    As part of our organic growth strategy, we plan to launch new satellites, including two satellites in 2002 (NSS-7, which already has been launched, and NSS-6, which will be launched later in the year), one satellite in 2003 (NSS-8), and additional new and replacement satellites in future years.

    Our NSS-7 satellite was launched successfully on 16 April 2002 and entered commercial service on May 30, 2002. NSS-7 is replacing two of our existing satellites, NSS-803 and NSS-K, and we currently are in the process of transitioning customers' services from those satellites to NSS-7. NSS-K is approaching the end of its commercial life, and may be retired from service as early as September 2002 (although we may keep it in service if we identify a specific commercial use and the satellite continues to exceed its design life). If we must retire NSS-K before the process of transitioning existing customer traffic from NSS-K to NSS-7 is completed, then we would not be able to continue providing service to some or all of our customers still using NSS-K at that time. If this were to occur, it would cause us to lose revenues. In addition, it could give customers the right to cancel their agreements with us, which would affect our ability to generate future revenues.

    Once traffic from the NSS-803 satellite has been transitioned onto NSS-7, we expect to relocate NSS-803 to replace NSS-513. NSS-513 already has exceeded its orbital design life by more than six and a half years and is approaching the end of its anticipated commercial life. See Item 4 "Business -- Our Satellites --In-Orbit Satellites -- NSS-513". Upon the relocation of NSS-803, we plan to retire NSS-513, although we may keep it in service if we identify a specific commercial use and it continues to exceed its design life. While we believe that NSS-513 could continue inclined-orbit operations for a few more years, it could, because of its age, experience a failure at any time. If we do not successfully relocate NSS-803 to the correct orbital location before NSS-513 experiences a critical failure, we would not be able to provide service to some or all of our customers using NSS-513. If this were to occur, it would cause us to lose revenues or incur costs to procure suitable substitute capacity. In addition, it could give customers the right to cancel their agreements with us, which would affect our ability to generate future revenues.

    We plan to launch NSS-6 in the fourth quarter of 2002 and NSS-8 in the second half of 2003. The launch of either of these spacecraft, or any future spacecraft, however, may not take place as scheduled. Delays in launching satellites are quite common, resulting from construction delays, the unavailability of the launch vehicle when construction has been completed, and other factors. We may also experience delays in achieving operational service after launch. A significant delay in the launch of NSS-6, NSS-8 or any other future satellite, or a significant delay of any such satellite in achieving operational service, could have a material adverse effect on our marketing plans and our ability to generate future revenues. In addition, for any future satellite that is replacing an existing satellite, a delay could adversely affect our ability to continue to provide services to existing customers. In addition, because our rights to use our authorized orbital locations expire if we do not place satellites into operation at each locations within a specified period of time, a launch delay could result in the forfeiture of the rights to use an orbital location. See "Risks Relating to Regulation - Rights to Use Orbital Locations". In particular, if we do not place NSS-6 or another suitable Ku-band satellite into operation at the 95(degree) East longitude orbital location during the first quarter of 2003, we will cease to have first-priority rights to use our authorized frequencies at that orbital location.

A launch failure, or a failure to achieve the correct orbital placement following launch, could affect our ability to provide service to existing customers, to generate future revenues and, in certain cases, to maintain our legal rights to use the orbital location at which the satellite was to operate.

    Satellites are subject to launch failure. The overall historical loss rate for all launches of commercial satellites in fixed orbits is estimated to be 10%, but may be higher. Launch failure rates vary according to the launch vehicle used. We expect to use an Ariane 4 vehicle to launch NSS-6, although under certain circumstances Arianespace may use an Ariane 5 to launch that spacecraft. We expect to use a Sea Launch Zenit-3SL vehicle to launch NSS-8.

    In the event of a launch failure, we likely would face a significant delay in constructing and launching a replacement satellite. Typically, the construction and launch of a satellite takes at least two, and sometimes more than three, years to complete. Although we would endeavor to accommodate customers on one of our other satellites or by using capacity leased from a third party, a launch failure would adversely affect our ability to generate future revenues and implement our growth strategy, and could cause us to lose our rights to make use of the orbital location intended for that satellite. In addition, a launch failure for a replacement satellite could affect our ability to continue providing service to existing customers and, thereby, adversely affect our revenues and growth prospects.

    Once the launch vehicle has lifted the satellite into space, the correct orbital placement of a satellite depends on its propulsion system. The amount of propellant required to be used will depend on the quality of the launch and the position of the satellite following launch. If a satellite uses more propellant than planned to achieve its correct orbital placement, the satellite will have a shorter than anticipated commercial life, which will adversely affect our ability to generate future revenues.

    Even if the launch is successful, the satellite can be damaged during the launch, can fail to enter into its correct orbital position, or can fail to deploy fully or activate critical components, such as solar panels or antennas. Any such damage or failure could result in the loss of some or all of the satellite's operational capacity and adversely affect our ability to generate future revenues.

We may experience satellite equipment failures that impair the commercial performance of our satellites, which could lead to lost revenues.

    Satellites are subject to in-orbit equipment failures, including for example circuit failures, transponder failures, solar array failures, battery cell failures, satellite control system failures, and propulsion system failures. These failures can degrade commercial performance, reduce transmission capacity, shorten the commercial lives of satellites, or otherwise limit their revenue generating ability.

    We anticipate that our four newest operational satellites (NSS-7, NSS-703, NSS-803 and NSS-806) will have commercial lives of 12 to 14 years from their respective launch dates, but we cannot assure you that this will be the case. A number of factors will affect the anticipated commercial lives of our satellites, including:

    o The amount of propellant used in maintaining orbital position or relocating to a new orbital position;

    o   The durability and quality of their construction;

    o   The performance of their components;

    o   Operational considerations, including operational failures.

    To date, we have not experienced any catastrophic in-orbit failures. Certain of our in-orbit satellites, however, have experienced component failures. For example:

    o NSS-K has experienced two thruster failures, and another thruster failure prior to the satellite's anticipated decommissioning later in 2002 could cause NSS-K to cease operating in any useful way;

    o One of two duplicate power subsystem components on NSS-803 has stopped working and, if the operating unit were to fail, NSS-803 might prematurely cease to operate; and

    o NSS-806 has experienced a yaw gyro failure, and if the other yaw gyro were to fail it could result in some performance degradation.

     There is a possibility that one or more transponders or other key components on any of our existing or future satellites may cease to work in accordance with design specifications during the satellite's anticipated commercial life. While in many cases back-up components or reconfigurations allow for the continued operation of an affected transponder or component, it is possible that individual transponders or components may become inoperable. We cannot assure you that service could be restored through redundant transponders or other redundant components on the satellite. Where service cannot be restored, the failure would cause the satellites to suffer performance degradation or to cease operating prematurely, either in whole or in part. Such a failure could adversely affect our future revenues.

     Our satellites may suffer from other problems, such as a loss of propellant or malfunctions that could reduce their maneuver or commercial lives. Acts of war, electrostatic or solar storms, space debris or micro-meteoroids could also damage our satellites.

     Any full or partial failure of one of our satellites could cause our revenues to decline and adversely affect our ability to generate future revenues. In addition, a failure could cause us to have to expedite our planned replacement program and thereby affect our financing needs and our ability to use available funds to expand our fleet.

We may not have access to sufficient capital to be able to execute our long-term strategy.

    To achieve our growth strategy, we will require access to significant amounts of capital. We anticipate that we will be able to fund certain capital expenditures from our operating cash flows, and we are fully funded to complete the construction and launch of our NSS-6 and NSS-8 satellites. However, we may not have or be able to obtain the financing required to fund future satellite procurements necessary to replace each of our satellites at the end of their useful lives and to expand our satellite fleet as currently planned. We also anticipate that we will require significant additional external financing in connection with any major business combination or similar strategic transactions in which we may engage. Depending on market conditions, investor perceptions of us, and other factors, we may not be able to obtain capital on acceptable terms, in acceptable amounts, or at appropriate times to implement our growth strategy.

Our insurance for satellite operation and for future satellite launches will not protect us against all satellite-related losses.

    We have insurance covering the in-orbit operations of our satellites. In the event of catastrophic failure of a satellite, that insurance will reimburse us for the net book value of our satellites, but will not protect us against business interruption, lost revenues or delay of revenues.

    We also plan to obtain insurance specifically with respect to the launch of any future satellite. Typically, such launch insurance covers the replacement cost of the satellite, launch, and insurance but does not protect us against business interruption, lost revenues or delay of revenues in the event of a launch failure or other operational problem covered by a launch insurance policy.

    In addition, both launch and in-orbit insurance policies include or can be expected to include specified exclusions, deductibles and material change limitations that are customary in the industry at the time the policy is written. Currently, these exclusions typically relate to:

    o   Acts of war and other military or similar actions;

    o   lasers, directed energy weapons or nuclear anti-satellite devices;

    o   governmental confiscation; and

    o   nuclear reaction or radiation contamination.

Insurance expenses may increase, or insurance may become unavailable.

    Launch insurance is more expensive than in-orbit insurance. Launch insurance currently costs approximately 15% to 20% of the insured amount, but may vary depending on market conditions, the safety record of the launch vehicle and the performance record of similar satellites built by the same manufacturer. Moreover, the cost of launch insurance may increase to more than 20% of the insured amount for launches in future years. In-orbit insurance generally costs between 1% and 3% of the net book value of the insured satellite each year.

    Insurance costs could increase for any number of reasons. In particular, the cost of launch insurance could increase significantly based on one or more launch failures involving launch vehicles used by us, launch vehicles similar to those to be used by us, or launch vehicles in general. The cost of in-orbit insurance may increase based on the failure or degradation of one of our in-orbit satellites, the failure of another satellite of a similar series owned by another operator, or satellite failures in general.

    If rates were to rise substantially, we might conclude that it does not make business sense to obtain third-party insurance, or we might not be able to afford to obtain such insurance. It is also possible that insurance could become unavailable, either generally or for a specific launch vehicle or satellite series, or that new insurance could be subject to broader exclusions on coverage.

We may not be able to acquire other businesses or to integrate them successfully into our business, which may prevent us from significantly expanding our operations.

    As part of our growth strategy, we will consider acquiring companies or operations engaged in similar or complementary businesses. However, we may not find suitable acquisition targets, be able to conclude agreements on acceptable terms, obtain necessary regulatory approvals, or obtain necessary financing. In these events, we would not be able to implement this part of our strategy.

    If we do find what we believe are suitable acquisition targets, the completion or attempted completion of acquisitions and the integration of acquired business could divert management too much from the operations of our core business. If that occurs, our operating results could suffer. We may also incur significant costs in connection with acquisitions, but not receive revenues with respect to the expanded operations for some period of time following that expansion. Additionally, we could:

    o fail to discover liabilities of an acquired company for which we may be responsible as a successor owner or operator;

    o be unable to assimilate the operations and personnel of the acquired company;

    o   lose key personnel in the acquired company;

    o suffer a negative impact on our financial statements resulting from the amortization of acquired intangible assets, or the need to create provisions or write-downs, or resulting from a decrease in the fair market value of intangible assets, including goodwill, acquired in the transaction;

    o incur significant debt to conclude the transaction, which could adversely affect our ability to fund other elements of our business strategy; or

    o   suffer a dilutive effect on earnings.

    We may also enter into joint ventures, which might expose us to some or all of the risks described above as well as governance and management risks.

We have several large customers, and the loss of any of them may reduce our future revenues.

    Historically, Lockheed Martin Global Telecommunications ("LMGT", formerly COMSAT Corporation), a wholly owned subsidiary of Lockheed Martin Corporation, has been our largest customer, accounting for about 15% of our revenues in 2001 and 2000, 18% of our revenues in 1999 and 19% of our revenues in 1998. The top ten purchasers of our services accounted for, in the aggregate, approximately 42% of our revenues in 2001, 47% of our revenues in 2000, 55% of our revenues in 1999 and approximately 60% of our revenues in 1998.

    If we fail to maintain our relationships with our major customers, if we fail to replace them, if we lose them or if there is reduced demand from these customers, it could result in a significant loss of revenues. Due to a publicly announced change in strategic direction by its corporate parent, one of our major customers - LMGT - has been reorganized by reassigning certain business units to other parts of the Lockheed Martin organization and selling others to third parties. The business unit responsible for virtually all of our new business revenues with LMGT has been largely unaffected, and as a result we do not anticipate that the reorganization will adversely affect our ability to secure new business with the former LMGT. Certain historical leases, however, were held by business units that have been affected by the reorganization, and as a result we do not anticipate these leases will be renewed upon expiration. In addition to this specific development, we compete to a limited extent against many of our major customers. This could lead to a decline in our relationship with them over time, especially if we compete more directly with them as we grow.

Our customers may fail to renew or may cancel their contracts with us, which could reduce our future revenues.

    Most of our customer contracts range from one to fifteen years. Our existing customers may fail to renew or may terminate their contracts with us. If that occurs, we may not be able successfully to replace the resulting lost revenue. In 1999, customers representing 62% of the contract revenues that were up for renewal declined to renew. In 2000, customers representing 64% of the contract revenues that were up for renewal declined to renew. In 2001, customers representing 69% of the contract revenues that were up for renewal declined to renew. We believe that many of these customers did not renew their contracts with us because, following our spin-off from our predecessor, we began selling our services at market rates that in many cases are higher than the rates under the inherited contracts. In addition, while approximately 82% of our contracted backlog (as of December 31, 2001) is governed by a non-cancellable lease, the remainder are governed by contracts we inherited from INTELSAT that can be cancelled in specified circumstances. The relative cost to the customer of canceling those contracts decreases as the termination date of the contract approaches.

    In addition to typical competitive factors, there are a number of reasons that our current customers might not renew their existing contracts with us. For a discussion of these reasons, see Item 4 "Business -- Contracts -- Inherited Contracts".

The loss of key employees could impede our ability to implement our business plan.

    We rely on a number of key employees, many of whom we have recruited away from their home countries to work in the Netherlands or in our other international offices. Our key employees have highly specialized skills and extensive experience in their respective fields, and their individual contribution to our operations would be difficult to replace due to the scarcity of candidates of comparable caliber and experience. Accordingly, the loss of some or all of these employees could adversely affect our ability to manage our operations and to execute our long-term business strategy.

We have a limited independent operating history on which you can base an evaluation of our prospects.

    We have been operating independently since November 30, 1998. Investors should evaluate us in light of the risks and difficulties we may encounter as a new satellite services company in a rapidly evolving market. These risks and difficulties may affect our ability to:

    o manage our staff, which has grown dramatically during the past three years;

    o maintain the stable and uninterrupted operation of our satellite network;

    o   engage in product development and implement new services;

    o   provide high-quality technical and customer support; and

    o   accurately forecast future revenues and costs.

    In particular, we have built our own satellite operations center and payload operations center at our headquarters in The Hague. From these facilities, we perform tracking, telemetry and control activities and payload management activities. See Item 4 "Business-- Satellite Operations". In the past, these functions were performed by our predecessor under contract. Our tracking, telemetry and control operations became fully operational in April 2001 when we assumed complete control of our NSS-703 satellite; and we assumed control of our NSS-803 and NSS-806 satellites in October 2001 and of our NSS-7 satellite in May 2002. Our payload management operations became fully operational on March 31, 2000, and we continue to expand our network of ground stations around the world to support these operations. We do not have an extensive operational history with respect to these types of operations and we are using newly built facilities. These factors could adversely affect our operations. Any failure in our tracking, telemetry and control operations could lead to degradation in satellite performance or to the loss of one or more of our satellites, and any failure to provide appropriate payload management operations could lead to a loss of revenues from customers who were not provided with the proper transmission services.

Risks Relating to Our Industry

Changes in technology could make our business obsolete.

    Continuing technological changes in the telecommunications industry could undermine our competitive position or make our satellite system obsolete, either generally or for particular types of services. Particular technological developments that could adversely affect us include the deployment by our competitors of new satellites with greater power, greater flexibility, greater efficiency or greater capabilities, as well as continuing improvements in fiber optic cable technology.

    Where fiber optic networks or other ground-based high-capacity systems are available and capable of supporting a particular type of transmission with comparable service parameters (e.g., ease of installation, coverage, speed, and quality of signal), that capacity is generally less expensive than satellite capacity. Further expansions in the reach of fiber optic networks may induce our customers to shift their transmissions to non-satellite capacity or make it more difficult for us to obtain new customers, thereby adversely affecting our current and future revenues.

Overcapacity and competition in the satellite industry and among terrestrial competitors may adversely affect our ability to sell our services, exert downward pressure on prices, or both.

    While we believe that capacity on different satellites or satellite systems can be distinguished from other satellite capacity in some respects, the provision of satellite-based capacity and services can be subject to commodity-like price pressures. As a result, over-capacity and competition can make it more difficult for us to sell our services on both our existing satellites and on future new satellites, and to maintain our prices for the capacity that we do sell.

    Supply can increase for a number of reasons, including:

    o the launch of new satellites with higher power levels, enhanced connectivity or greater frequency re-use, each of which can lead to increased capacity and lower per-transponder costs;

    o the creation of new providers of satellite-based services, or consolidation among existing providers, which can introduce new competition or make existing competitors more effective;

    o wider availability of fiber optic cable and other non-satellite transmission services, which can result in less expensive alternatives, particularly for point-to-point transmission; and

    o the implementation of new transmission technologies, such as improved signal compression, which can reduce the transponder capacity required to transmit the same information.

    If we are unable to sell our capacity during any given period, our revenues may not grow as quickly as we project, or could even decline. Sales of capacity at lower prices also could cause us not to realize anticipated revenues and revenue growth. In addition, in-orbit satellites have limited life spans and are subject to substantial depreciation charges.

Some of our competitors have greater resources than we do, which may make them better able to compete in terms of pricing, service offerings, marketing, name recognition, and product development.

    The international telecommunications industry is highly competitive among both providers of transponder capacity and providers of bundled services. We compete with established global satellite services providers, regional satellite service providers and some established telephony carriers, as well as resellers of satellite capacity and operators of international fiber optic cable networks.

    Some of these competitors have long-standing customer relationships; enjoy close ties with regulatory authorities or more favorable regulatory treatment; and have the ability to subsidize competitive services with revenues from services they provide as a dominant or monopoly carrier. Many of them are substantially larger than we are and have financial resources, experience, marketing capabilities and name recognition that are substantially greater than ours. We may not be able to compete successfully with them.

The market for satellite services, including bundled services, may not develop in the manner we anticipate.

    The market for the provision of satellite transmission capacity may stop growing, or even shrink, depending on the availability of improved technologies and other factors. We are seeking to provide services to new customers further down the signal distribution chain and to develop bundled services. We may not, however, be successful in developing revenues from these new service offerings. Accordingly we may remain subject to commodity-like price pressures in the future.

Our future growth depends partially on continued growth in the use of the Internet.

    A significant portion of our new business over the past few years has been driven by Internet and transmissions using formats compatible with the Internet, and we project that our future growth will depend, in part, on the continuing health and future growth of the Internet and related businesses. Such growth, however, cannot be assured. Internet growth rates have declined substantially in the most recent year. In the future, the Internet may not grow or prove to be a viable commercial marketplace for a number of reasons, such as:

o   a lack of acceptable security and privacy technologies;

o   a lack of easy access and use by customers;

o   congested traffic;

o   inconsistent quality of service;

o   lack of cost-effective, high-speed service;

o   inadequate development of the necessary infrastructure;

o a lack of capital resources for e-commerce businesses to fund or expand their operations;

o   excessive governmental regulation;

o   uncertainty regarding intellectual property ownership; and

o   general economic conditions.

We face risks in operating our business globally.

     We face certain risks as a result of the global nature of our business. Certain countries may impose withholding taxes on us or on our customers. These taxes make our services relatively more expensive for customers. In addition, they may not be imposed equally on our competitors, depending on the nationality of our competitors and the relevant tax treaties that are in place. We also may face difficulties in enforcing our contracts in certain countries. Finally, while our contracts generally are denominated in U.S. dollars, and therefore are not sensitive to our customer's local currency exchange fluctuations, in some countries economic conditions and currency transfer restrictions may make it difficult for some of our customers to meet their payment obligations or to make foreign payments in U.S. dollars.

Risks Relating to Regulation

Our rights to use the orbital locations from which our satellites operate are subject to regulation at the national and international levels.

     Rights to make use of orbital locations in space, and the frequencies over which commercial satellites transmit, are regulated by the International Telecommunication Union, which we refer to as the ITU. Under the treaty and regulations currently in effect, the Government of the Netherlands has obtained the rights to use the orbital locations and frequencies used by our satellites, as well as rights to use certain additional orbital locations and frequencies; however, we cannot guarantee that the ITU will not change these rules in the future. A change in these regulations could limit or preclude our use of some or all of our existing or future orbital locations. In addition, the existing rules, as well as other countries' rights under those rules, will make it difficult for the Dutch government to obtain rights to use new orbital locations in the future.

    The Government of the Netherlands authorizes us to make use of the orbital locations and frequencies that we use for our existing satellites, as well as at a number of additional orbital locations, including in particular the orbital location we plan to use for NSS-6, the orbital location we plan to use for NSS-8, and four additional orbital locations over the Americas. While the government has authorized us to use these orbital locations, we cannot guarantee that it will not modify or revoke this authorization. A modification or revocation would limit or preclude our use of some or all of our existing or future orbital locations.

    With respect to the frequencies used by commercial geostationary satellites, the ITU rules grant rights to member states (which are the national governments party to the ITU treaty) on a "first-in-time, first-in-right" basis and set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites with other satellites, including any replacement satellite that has performance characteristics that exceed those of the satellite it replaces. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital position is restricted, possibly to the extent that it may not be economical to place a new satellite in that location. We are currently in the process of resolving a number of coordination issues.

     While the treaty under which the ITU operates and the ITU's rules are binding on member states, they do not contain an effective enforcement mechanism in cases of continuing disputes between member states. If a non-Dutch government or operator elected to violate the treaty or the implementing regulations, it might be difficult or even impossible for us or for the Government of the Netherlands to force the violator to coordinate in good faith or, if they had begun using the orbital location in question, to cease transmitting. This could adversely affect our ability to make use of an authorized orbital location, or could even render an orbital location unusable.

     Under the ITU's rules and our authorization from the Dutch government, we must begin using our authorized orbital locations and frequencies within a specified period of time. For the NSS-6 orbital location, the deadline is in the first quarter of 2003. For most of our authorized frequencies at our additional orbital locations over the Americas, the deadline is at the close of 2003, which can be extended for an additional two year period upon demonstration of good cause. Additionally, if we take an operating satellite out of service we must replace that satellite within a two-year period. If we do not meet the deadline to begin or reinstate use of a particular vacant orbital location, the Dutch government will lose its priority rights to use that orbital location.

     We also face some additional risks raised by ongoing regulatory developments. See Item 4 "Government Regulation - Current Regulatory Issues".

We are subject to regulatory and licensing requirements in each of the countries to which we provide services, and our business is sensitive to regulatory changes in those countries.

     The satellite business is heavily regulated. In particular, we are subject to and need to comply with the laws and regulations of the European Union, the Netherlands, and the national and local governments of other countries to, from, or within which we provide services. These laws and regulations affect our ability to use frequencies and to provide satellite capacity and some or all satellite-based services in specific regions, or to particular types of customers in a given jurisdiction.

    Obtaining and maintaining the required regulatory approvals can involve significant time and expense. Our inability to obtain particular approvals may delay or prevent our ability to offer some or all of our services and adversely affect our revenues.

    Generally, once we have received a regulatory authorization, we need an additional authorization only if we introduce new services or place a new or replacement satellite into operation. However, sometimes countries adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, and these changes could occur at any time. Those changes could make it more difficult for us to obtain or maintain authorizations, cause our existing authorizations to be cancelled, or otherwise adversely affect our operations and revenues.

    While many countries are permitting increased competition, some countries continue to impede or prohibit foreign service providers from entering their markets. For example, we currently are not authorized by the Mexican government to provide services to Mexican users. See also Item 4 "Other National Telecommunications Authorities -- Other Governmental Authorities" and "Other National Telecommunications Authorities -- Current Regulatory Issues".

Export control and embargo laws may preclude us from obtaining necessary satellites, parts or data or providing certain services in the future.

    U.S. companies and companies located in the United States must comply with U.S. export control laws in connection with any information, products, or materials that they provide to us relating to satellites, associated equipment and data and with the provision of related services. If these entities cannot or do not obtain the necessary export or re-export authorizations from the United States government, we must obtain such authorizations ourselves. It is possible that, in the future, they and we may not be able to obtain and maintain the necessary authorizations, or existing authorizations could be revoked.

    If we and our manufacturers cannot obtain and maintain the necessary authorizations, this failure could adversely affect our ability to:

    o   procure new U.S. manufactured satellites;

    o   control our existing satellites;

    o   acquire launch services;

    o   obtain insurance and pursue our rights under insurance policies; or

    o   conduct our satellite-related operations.

    In addition, if we do not properly manage our internal compliance processes and were to violate the terms of a license, it could have a material adverse effect on our ability to maintain or obtain licenses and could result in civil or criminal penalties.

    We must comply with Dutch and E.U. embargo laws. In addition, some of our subsidiaries, employees and services are subject to the embargo laws of other jurisdictions, including the United States. This may adversely affect our ability to provide satellite-based services to entities in countries subject to an embargo.

Risks Relating To Our Capital Structure

Shareholder rights are governed by Dutch law and differ from the rights of shareholders under U.S. law. Holders of ADSs are not direct shareholders, but instead have ADR holder rights.

    We are a limited liability company incorporated under the laws of The Netherlands. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders as they relate to the exercise of shareholder rights, are governed by Dutch law and our articles of association. These rights differ from the typical rights of shareholders in U.S. corporations. For example, Dutch law significantly limits the circumstances under which shareholders of Dutch companies may bring actions on behalf of a company. In addition, holders of ADSs are able to exercise the rights of a holder of ordinary shares only in accordance with the terms of the ADS deposit agreement.

Provisions of our articles of association could prevent a change of control.

    Our articles of association authorize us to issue governance preference shares in a number equal to one-half of our total authorized share capital. Because the governance preference shares have the same voting rights as ordinary shares, their issuance could make it more difficult for another entity to acquire control of us and could discourage potential bidders from making offers for our ordinary shares.

    Our shareholders have authorized us to enter into, and we have entered into, an option agreement with a Dutch foundation, under which it may acquire a number of governance preference shares equal to the aggregate number of outstanding ordinary shares and financing preference shares minus one by making a payment equal to one-quarter of the nominal value of those governance preference shares. Under the terms of the agreement, the foundation may exercise the option only if a person or group of persons acting collectively has acquired shares or voting rights for 30% or more of our outstanding ordinary shares and either has not made a bona fide public offer for all our remaining outstanding ordinary shares or has made such an offer but did not acquire more than 50% of the outstanding ordinary shares in our capital in response to the offer, taken together with the shares that person or group held at the time it made the offer. In addition, under the terms of the agreement, the foundation must make the governance preference shares available to us for repurchase or cancellation if:

    o the person or group of persons ceases to hold shares or voting rights for 30% or more of our outstanding ordinary shares;

    o our board of management, after consultation with our supervisory board, has approved the aforementioned acquisition; or

    o the offeror has made a bona fide public offer for all of our outstanding ordinary shares and in response to the offer has acquired more than 50% of our shares, including shares held by the offeror or group associated with the offeror prior to the offer.

Our share price may be adversely affected by the actual or perceived availability for sale of a large number of our shares.

     Historically our shares have exhibited relatively thin daily trading volume on both the Euronext Amsterdam N.V. exchange and the New York Stock Exchange. Because our shares are not heavily traded, the price of our ordinary shares may be adversely affected by sales of large numbers of shares by our original shareholders, or by the perception that such sales may occur. In particular, Lockheed Martin Global Telecommunications, which is our largest shareholder with approximately 14.3% of our outstanding ordinary shares, has publicly announced its intention to sell its shares in our company, although it has not announced any details regarding the timing or terms of such a sale.

ITEM 4. INFORMATION ON THE COMPANY

                                    BUSINESS

Overview

    We are a satellite communications company with global operations and service coverage. We have been an independent commercial satellite operator for over three and one-half years, having been created as a spin-off by INTELSAT, a former inter-governmental organization. We currently operate a network of six satellites located at four different fixed orbital positions above the earth, and our customers can access one or more of our geostationary satellites from almost any point around the world. In the second half of 2002, we plan to retire two of our satellites from service (although we may keep one or both in service if we identify a specific commercial use and they continue to exceed their design life), to relocate one of our satellites to an orbital position being vacated by one of the retired satellites, and to launch another satellite into another vacant orbital position. After these changes are successfully implemented, we expect to operate a network of five satellites located at five different fixed orbital positions above the earth.

    In addition to the satellites we currently are operating in orbit, we have two spacecraft under construction and rights to use frequency bands at additional fixed orbital positions, including five orbital positions serving the Americas (although at two of these, we do not have first priority rights to use both up- and down-link frequencies). We also have ground-based infrastructure to operate our network and to provide additional services to access the terrestrial communications network for voice, video, and Internet services.

    We were created by an international treaty organization known as INTELSAT, and we began independent operations as a privatized, commercial spin-off from INTELSAT on November 30, 1998. At that time, INTELSAT transferred to us certain assets and liabilities, including satellites and related contracts, but no employees or operational infrastructure. Since then, we have achieved a number of significant milestones, including the following highlights:

    o We have grown to approximately 261 employees as at December 31, 2001, after starting with only seven full-time employees at the time we began operations. Our staff now includes personnel specializing in sales and marketing, engineering and operations, regulatory and legal affairs, finance, and administration. Most of our professional employees have substantial experience in the satellite industry.

    o We established our principal headquarters in The Hague, where our satellite operations center is located. We also have established sales or liaison presences in Washington, DC (January 1999), London (February
        1999), Singapore (July 1999), Sao Paulo (January 2000), New Delhi (August 2000) and Johannesburg (June 2001). In 2000, we acquired a ground station in the United States and a sales presence and several ground stations in Australia.

    o We transformed the business we inherited - the simple provision of satellite-based transponder capacity to telecommunications carriers and to brokers and integrators who resell it to third parties - into a broader business where we also provide value-added services and bundled products directly to a broader base of customers further down the communications distribution chain.

    o We have established a revenue mix that is well balanced across different services and geographic areas. In 2001, 41% of our revenues were provided by video services, 29% by Internet-related services, and 30% by data and voice services. During the same period, 33% of our revenues were attributable to customers located in North America, 22% to customers located in Europe, 19% to customers located in India, Africa and the Middle East, 17% to customers located in Latin America, and 9% to customers located in Asia.

    o We significantly expanded and diversified our customer base. When we began independent operations, we inherited a customer base including some of the pre-eminent companies in the telecommunications marketplace, including major video service providers, telephone carriers, and resellers. While maintaining our focus on our inherited, blue-chip customer base, we expanded our customer base by over 200%, reaching 218 customers as at December 31, 2001.

    o We have increased the overall fill rate for our station-kept satellite fleet from 48% at the end of 1998 to 65% at the end of 2001. During the same period, we increased the yield per transponder for new business by 70% over the rates we had inherited from our predecessor.

    o We successfully launched our first new satellite (NSS-7) in April 2002, which currently is in the process of replacing two other satellites (NSS-K, which is nearing the end of its commercial life, and NSS-803, which will be relocated to another orbital position).

    o We have contracted for two additional satellites: NSS-6, which is scheduled for launch in the fourth quarter of 2002 and will be deployed at the 95(degree) East orbital position; and NSS-8, which is scheduled for launch in the second half of 2003 and will be deployed at the 255(degree) East orbital position. We have secured necessary funding to complete the construction of both of these satellites. The successful launch of these satellites will increase the size of our fleet from 194 station-kept transponders at the end of 2001 to 406 station-kept transponders by the end of 2003.

    o We have completed construction, installation and staffing of our own satellite operations center and payload operations center located in The Hague and have taken control of substantially all of our tracking, telemetry and control operations and payload management operations. We have established a fully operational auxiliary center at a separate location to provide complete back-up facilities for these critical functions and currently are operating 11 ground stations around the world that support these operations. We also have completed construction, installation and staffing of a global network operations center located near Washington, D.C., which offers round-the-clock customer service, including diagnostics and implementation, as well as co-location facilities for our customers.

    o For 2001, we operated one of the most reliable satellite fleets in the industry, with a 99.997% fleet-wide satellite availability rate.

    o We successfully enforced our rights to terminate the contract for a satellite under construction that INTELSAT had transferred to us, when the manufacturer failed to deliver the satellite in a timely manner, and to receive a full refund of the $53.3 million that had been paid to the manufacturer for the spacecraft.

    o With regard to regulatory matters, we have obtained rights to use several orbital locations beyond those currently in use, including the planned location for NSS-8 and four additional locations serving the Americas. We also have obtained market access in a large number of countries around the world, including the United States.

    o We have achieved several years of growth. Pro forma compound annual growth in revenues during the period 1999 to 2001 was 24% and income before tax and exceptional items was 108%.

    o We have established our access to the capital markets. We completed our initial public offering in October 2000 and listed our ordinary shares on the official segment of Euronext Amsterdam N.V. and our American Depositary Shares on the New York Stock Exchange. In that offering, we sold approximately 23% of our issued and outstanding stock to the public and raised net proceeds of approximately $256 million. In addition, in August 2000 we completed the syndication of a $300 million unsecured revolving credit facility, with ABN AMRO Bank N.V. as facility agent.

    Our official name is "New Skies Satellites N.V.". Our principal offices are located at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and our telephone number is +31 70 306 4100. Our company was created on April 23, 1998 as a limited liability company (naamloze vennootschap) organized under the laws of The Netherlands.

Our Strategy

    Our long-term strategy is to offer a seamless global satellite network serving our customers' worldwide transmission requirements. We combine our satellite resources with ground-based communications facilities that we own, or have access to, in order to provide customers with a range of bundled satellite network services that meet their transmission and platform needs. We have developed our strategy based on our management's considerable experience in providing satellite-based communications services and our ongoing analysis of expected worldwide market demand for our services.

    We intend to grow our business by:

    o Exploiting the residual capacity on our inherited satellites - We intend to increase use of our existing in-orbit resources. The transponders on our inherited satellites had below-industry average transponder fill rates as a result of our predecessor's traffic loading practices and marketing strategies. This provided us with significant unused capacity to exploit when we began independent operations. We increased our average fill rate on station-kept satellites from 48% on December 31, 1998 to 65% on December 31, 2001. We expect to be opportunistic in selling this residual capacity to new and existing customers and to further use the capacity to provide new services and support different applications. Based on our analysis of the market, we intend to sell our available capacity through a combination of:

        -   aggressive and proactive marketing;

        - bundling our satellite capacity with services offered by ground stations and other ground-based facilities; and

        - pricing our available capacity at a level consistent with competitive market conditions.

        The sale of residual capacity should improve operating margins because it does not require us to significantly expand our existing infrastructure. We plan to continue improving the fill rate on individual in-orbit satellites over time. As old satellites are retired, operational satellites are redeployed and new satellites are launched, however, we expect that our overall fill rate may change radically in response to the introduction, reconfiguration, suspension or elimination of significant amounts of capacity.

    o Launching new satellites and obtaining rights to use new orbital positions - In addition to continuing to increase the utilization of our existing available capacity, we have taken steps to expand the coverage of our satellite system and to increase our total transponder capacity. This strategy will allow us to take advantage of the expected growth in global satellite communications and customer demand for high-quality, high-power transmission services. We intend to expand our in-orbit capacity by:

        (1) building and launching new satellites and placing those satellites into orbital positions that we have been authorized to use but do not currently occupy, so as to enhance capacity, coverage, flexibility and power;

        (2) replacing existing satellites prior to the end of their commercial lives with larger, higher-powered satellites with enhanced geographic coverage, more transponders and other technical improvements (including, for example, Ka-band capacity), in all cases when authorized and commercially appropriate; and

        (3) seeking to obtain rights to use additional orbital positions and frequencies through the International Telecommunication Union and Dutch regulatory processes, acquisitions of and/or joint ventures with third parties, or other arrangements.

        As we add new satellites or move existing satellites to new orbital locations, we will undertake focused marketing campaigns directed at premium customers, in addition to our regular marketing efforts, in order to maximize the sales of the large amounts of new capacity under long-term contracts and to highlight the value of new connectivities to our customers.

    o Expanding the services we offer to include a range of selected bundled services - In addition to continuing to provide space-segment-only services to broadcasters and telecommunications service providers, we provide bundled services by combining new ground-based facilities or services -- such as ground stations and associated equipment and ground-based telecommunication connections -- with the transmission services provided by our satellites. Bundled services allow us to reach customers for satellite capacity who lack the in-house resources to acquire and/or aggregate the necessary components of an end-to-end satellite communications services, or prefer to acquire such services from third parties. See "-- Our Services".

    o Augmenting and diversifying our customer base - We market and provide our satellite capacity and other services both to our inherited base of "blue chip" customers, including major broadcasters, distributors and telecommunications providers, and to customers further down the distribution chain. Our provision of bundled services has aided us in achieving this expansion, and we expect this trend to continue.

    o Retaining our balanced portfolio of customers - As we augment and diversify our customer base, we endeavor to retain a balanced mix among customers with regard to both service type and region. In terms of services, our customers can be divided into three general types: video, data and voice, and Internet-related services. See "-- Our Services". In terms of geographic diversity, we allocate our revenues into five regions: North America (33% of 2001 revenues, based on the customer's billable location), Europe (22%), IMEA (India, Middle East & Africa) (19%), Latin America (17%), and Asia Pacific (9%). See "-- Sales, Marketing and Customers". This balance helps us to reduce the risks associated with over-reliance upon any one market segment or geographic region.

    o Acquiring other businesses and entering into strategic transactions - We also intend to pursue acquisitions, joint ventures or other strategic transactions. Our principal focus is on the acquisition of, or strategic combination with, another satellite operator, and on the acquisition of rights to use additional orbital locations. Under appropriate circumstances, we also would consider acquiring additional individual in-orbit satellites, transponders on existing in-orbit satellites, or other established facilities and components necessary for the provision of bundled and other services. We may enter into these transactions if we believe that they would enable us to:

        (1) better serve our customers;

        (2) accelerate our development plans;

        (3) enhance our presence in particular market segments or geographic areas in which we seek to compete; or

        (4) provide significant synergies or economies of scale.

Our Services

    We currently offer satellite capacity for different applications, which may be grouped as follows:

    o   video transmission;

    o   private data and voice networks and traditional telephony applications;
        and

    o   Internet-related services.

    Video Transmission

    Our C- and Ku-band global satellite fleet is well suited to distribute video signals, on both a point-to-point and point-to-multipoint basis, to ground-based broadcasting systems around the world and directly to some private telecommunications networks used by businesses via small antennas. We estimate, based on frequency plans supplied by our customers, that video transmissions have comprised the single largest source of our revenues since we began independent operations, and represented approximately 41% of our revenues in 2001.

    Cable and Broadcast Television Distribution

    We broadcast approximately 190 television channels to international, regional and national cable and television networks in Latin America, the Middle East, Africa and India. This makes our satellites attractive to potential customers for satellite capacity who would also like to transmit similar or related programs to those cable or television systems. These groupings of similar channels that develop are referred to as "neighborhoods". As it can be difficult to redirect the ground-based antennas, or cable head-ends, of a local cable network that has multiple antennas, and because groupings of popular channels tend to build viewer loyalty, video broadcasters often try to develop neighborhoods in markets with relatively homogeneous viewing characteristics. For example, NSS-806, which carries over 100 television channels, provides cable networks in Latin America with a wide variety of popular programs. According to Kagan's Latin American Cable/Pay TV 2000 report, Latin America represents a potential market of more than 90 million households with an increasing percentage able to take advantage of multi-channel video services. Cable remains the most effective route for delivery of multi-channel television to Latin America, reaching approximately 14 million homes compared with direct-to-home services which reaches only two million homes. We believe that the popular television networks and cable channels broadcasting from NSS-806 add significant value to current and potential customers for that satellite. Our other satellites that broadcast neighborhoods include:

    o NSS-803, from which an offering of leading French language channels, such as TV5 Afrique, Canal+Horizons, MCM and CFI target the African continent (this neighborhood is being transferred to the new NSS-7 satellite); and

    o NSS-703, from which, amongst others, Star TV broadcasts to the Middle East and Sun TV targets India.

    Television Contribution Services

     We provide our broadcast customers with capacity for both regular television contribution feeds and occasional coverage of special sports, news or other scheduled events and fast-breaking news stories of global and local interest. Contribution feeds are signals collected by programmers from multiple sources or transmitted from the location where specific events are taking place back to video production facilities. Our customers use contribution feeds to integrate different segments or special events into a consolidated video program for broadcast to their customers. We provide television contribution services on a long-term basis to customers who have a regular need for such services, and we allocate specific capacity, otherwise unsold, for occasional-use services on a short-term basis for customers who have a temporary need for capacity. We have a special booking operation for television contribution services to accommodate major broadcasters such as CNN, Reuters and the BBC. Demand for short-term services is event-related and sometimes unpredictable. Customers generally request short-term contribution services either in connection with major international sporting events, such as the Olympics or World Cup, or in connection with major breaking news events that attract sustained international attention.

    Private Data and Voice Networks and Traditional Telephony Applications

    Private Data and Voice Networks

    We provide transponder capacity for the operation of private data and voice networks for governments and businesses in various countries, usually through carriers, third party resellers, and other network integrators. Our satellites support high-bandwidth transmissions, which allow these customers to transmit information quickly and securely using relatively small antennas known as VSATs (very small aperture terminals), which can be located on a business rooftop. Private networks use VSAT antennas to create a dedicated, interconnected communication link allowing various geographically disperse sites to connect into a central location. Each different location is able individually to send and receive information confidentially to and from the central site. These networks are used by, for example:

    o government agencies and large corporations in order to share records and files among offices;

    o retail stores and gas stations in order to coordinate inventory requirements, share customized audio programming and automatically process credit card purchases; and

    o banks to connect remote automated teller machines with the main branches and central clearing operations.

    Private networks represent a significant source of our revenues, accounting for approximately 20% of our total revenues in 2001. We believe that private networks will sustain their contribution to our revenues and continue to present opportunities for future growth.

    Other Traditional Telephony Applications

    We also provide transponder capacity for a number of telephone applications worldwide. The majority of this business has been the transmission of telephony on behalf of intermediaries and resellers and to and from major post, telephone and telegraph administrations. These traditional telephony services represent a small portion of our revenues, and we do not expect any material change in the amount of traditional carrier services we provide in the near future. However, we will continue to provide these services to new customers as appropriate opportunities arise, particularly with respect to capacity that has connectivity characteristics that are in low demand. In addition, we may seek to market these services to customers in countries where regulators are opening the telecommunications market to competition. These markets may offer substantial demand and new opportunities to provide telephony and related services at profitable levels, which could provide an attractive business case for marketing these products in those countries.

    Internet-Related Services

    Our fastest growing revenue stream over the past few years has come from customers using our satellite capacity for data transmissions, including Internet traffic and corporate networks. We believe, based on our analysis of frequency plans supplied by our customers, that approximately 52% of our new business in 2001, as measured by revenues, was for Internet or other transmissions using Internet formats. Revenues from Internet-related traffic represented approximately 29% of our total revenues in 2001. According to the March 2000 eGlobal Report published by eMarketer, more than 70 percent of the world's Internet content resides on U.S.-based servers. Our satellites connect Internet service providers, businesses and other customers further down the signal distribution chain who are in locations that do not currently have a direct high speed connection to the U.S. or European Internet backbone. For example:

    o NSS-703 provides a high-bandwidth Internet connection between the Indian subcontinent and South East Asia and the European Internet backbone;

    o NSS-7 is in the process of taking over transoceanic traffic between European internet service providers and the United States and high-bandwidth access between the Middle East and Africa and the Internet backbone;

    o NSS-806 serves the same function for this traffic from the United States to South America; and

    o NSS-513 provides a transoceanic Internet connection between Asia and the United States, which service will be improved when NSS-803 arrives to take over that traffic in late 2002.

     We bundle transponder capacity with some or all of the ground-based services we currently offer or plan to offer such as uplinking and downlinking, interconnection to the Internet backbone, signal processing and monitoring, and transmitting multiple signals over the same communications path, or multiplexing. Services for Internet customers can involve transmissions that are one-way or two-way, and in the case of the latter, that are symmetric or asymmetric.

    Our primary suite of branded Internet bundled service offerings is called IPsys(R). These offerings are capable of providing high-speed Internet backbone connections to Internet service providers, or ISPs, in virtually all regions of the globe. Since the launch of our IPsys(R) service in May 2000, sales have been strong. At present, India is a large market for these services, although we also provide our Internet connectivity to customers in the Middle East, Africa, Latin America, and other regions. We target Internet service providers, multinational corporations and broadcasters for IPsys(R) and related bundled services.

    To support our IPsys(R) service offerings, we built and operate our own network operations center, and have installed seven high-bandwidth digital video broadcast, or DVB, platforms at the ground facilities through which we connect to the Internet backbone as well as other performance enhancing equipment. See "Our Ground Facilities".

    Our IPsys(R) products have a number of advantages over terrestrial fiber and submarine cables including:

    o routing optimization by sending traffic from the Internet backbone directly to the ISP's antenna by satellite, which allows customers to bypass possible network congestion, indirect routing, geographic barriers and local access providers, all of which are inherent in terrestrial transmission;

    o asymmetric configurations, which allow ISPs to tailor the capacity they need for traffic travelling to and from the Internet backbone;

    o scalable platforms, which allow ISPs to size their bandwidth needs appropriately over the long term, as well as to access bursts of extra available capacity when needed;

    o instantaneous capacity and remote service activation, which enables international ISPs to access the Internet backbone without waiting extended periods for new fiber to be installed or fiber capacity to be increased; and

    o point-to-multipoint connectivity, which allows large ISPs to allocate traffic optimally among their various points of presence. Satellite bandwidth can be dynamically assigned to satisfy peak demands so that it is not wasted in points of presence where utilization is low.

    Pricing

    Since we began independent operations, we have significantly increased average per-transponder revenues on our new contracts by marketing our services and reacting to emerging market trends. This increase was partially driven by high demand for smaller capacity, shorter duration contracts, which we typically provide at higher rates. This was also partially as a result of our policy of pricing new contracts at the prevailing market rates in the regions where we provide services, instead of the rigid tariff structure to which our inherited contracts were subject. We also have been successful in capturing higher rates where we bypass resellers and provide our services directly to the end-user business customers.

    Based on current market conditions, we believe we can renew or enter into new agreements for our capacity at levels which are generally above the average rates of our originally inherited backlog. For example, the average per-transponder rate on station-kept satellites of new business we have contracted for since November 30, 1998 is more than 70% higher than the per-transponder average rate for the agreements we inherited from INTELSAT on that date, if we compare rates for 36 MHz transponder equivalents. See Item 5 "Operating and Financial Review and Prospects -- Backlog".

    Our pricing depends on a number of variables. These variables include:

    o   the market rates for the capacity in question;

    o   the type and number of transponders being provided;

    o   our relationship with the customer;

    o   the geographic region where we are providing coverage;

    o   the duration of the agreement;

    o   the position of our competitors in the market; and

    o   the number and type of additional bundled services to be provided.

    Changes in the market are also affecting pricing. Certain customers have begun to require shorter-term contracts with durations of one to two years and agreements for partial transponders rather than whole transponders. This trend toward shorter contracts and contracts involving smaller amounts of capacity has been driven in large part by Internet and data transmission demand and also by the availability of digital compression technologies that allow customers to transmit video signals using less capacity. Because of the rapid growth and volatility of the Internet, many of our new customers are frequently upgrading or revising their services. Accordingly, they generally do not wish to be locked into fixed, long-term contracts for large amounts of capacity. These customers are often willing to pay higher rates for shorter contract terms and smaller amounts of transponder capacity.

    Approximately 18% of our current contracts were assigned or otherwise transferred to us by INTELSAT. Before INTELSAT's privatization, its customer agreements were based on the INTELSAT Tariff Manual, which was a non-negotiable document containing prices differentiated based on the type, connectivity and duration of service. All of the contracts transferred to us were priced using the INTELSAT Tariff Manual in effect at the time INTELSAT and the customer entered into each of those contracts, as subsequently modified in some cases. A number of these contracts were for preemptible capacity, which was sold at prices significantly below the prices charged for non-preemptible services. In specified circumstances, INTELSAT could preempt these customers in order to service other users. See the section called "-- Contracts -- Inherited Contracts". We cannot vary the terms of the inherited agreements during their term unless the customer enters into a new contract directly with us. INTELSAT may vary their terms under certain circumstances, but must reimburse us for any loss we sustain as a result of that variance.

Sales, Marketing and Customers

     Based on our analysis of frequency plans supplied by our customers, we estimate that our revenues can be broken into the following categories of activity for each of the last three years:

                                         2001             2000             1999
                                         ----             ----             ----
     Video                                41%              56%              69%
     Data & Voice                         30%              20%              24%
     Internet Protocols                   29%              24%               7%

    Based on the billable location of each of our customers, we can allocate our revenues among the following regions:


                                         2001             2000             1999
                                         ----             ----             ----
     North America                        33%              37%              28%
     Europe                               22%              29%              32%
     Asia Pacific                          9%              13%              11%
     Latin America                        17%              14%              17%
     India, Middle East & Africa          19%               7%              12%

We book our revenues based upon the location of our customers, which may not reflect the geographic areas within which our services actually are used. In particular, many of our U.S.-based customers use their capacity to send information and data outside North America.

    During 2001, we provided service to more than 200 customers worldwide. Our ten largest customers represented approximately 42% of our total revenues in 2001. Many of our principal customers are also our existing shareholders, who accounted for approximately 49% of our revenues in 2001. Our largest shareholder, Lockheed Martin Global Telecommunications (formerly COMSAT Corporation), represented approximately 15% of 2001 revenues. Our shareholders represented approximately 60% of our revenues in 2000, and over 75% of our revenues for 1999 and 1998. However, our largest shareholder and customer has exited the global telecommunications services business, and accordingly we expect that these revenues in the current year will be divided among the different business units that are reorganized or sold by Lockheed Martin Global Telecommunications. See Item 3, "Risk Factors".

    Since we began independent operations, we have managed our own sales, marketing and billing activities from our headquarters in The Hague. We also have established regional sales or liaison offices in North America (Washington
DC), South America (Sao Paulo), Europe (London), Asia (Singapore and New Delhi) and Africa (Johannesburg). In addition, through our acquisition of New Skies Networks, we acquired a sales presence in Australia. By establishing regional sales offices closer to our clients and staffing those offices with experienced and respected industry professionals, we provide flexible and responsive service and support to our customers. Our sales and marketing personnel are divided into five regions: North America; Latin America; Europe; Asia/Pacific; and India, Middle East and Africa. We currently have approximately 75 employees who sell, market and provide sales support for our services worldwide.

    We inherited a customer base from INTELSAT, which at the time functioned essentially as a carrier's carrier, providing transponder capacity to large telecommunication services providers. Many of our inherited customers are the leading or exclusive providers of these services in their respective countries. These customers may utilize our satellite capacity for the provision of their own telecommunication services, such as the transmission of telephone, fax and data traffic, or may resell it to their own customers who in turn provide these services themselves. Continued service to our inherited customers is an important part of our sales and marketing strategy, and we have assigned experienced sales, marketing, and sales support staff to manage these accounts.

    We also have significantly broadened and expanded our customer base in order to increase revenue opportunities while reducing the risks associated with selling to a limited number of predominant customers. From the time we began operations through the end of 2001, we expanded our customer base by over 200%. We now also provide transponder capacity and other services directly to other commercial resellers, such as network system integrators, ground stations or capacity brokers, as well as to some of the larger customers further down the distribution chain.

    We expect to continue expanding our service offerings to smaller end user customers. We believe our global coverage and ability to provide a single point of contact for global solutions to customers' satellite communications requirements makes us an attractive supplier of this service to, among others:

    o   international and domestic television broadcasters;

    o   multinational corporations; and

    o Internet service providers that require access to the U.S. Internet backbone.

     We expect to offer customized and integrated telecommunication network solutions, support and services by combining:

    o   a product-based marketing team;

    o   a highly qualified engineering support staff; and

    o the provision of bundled services combining ground-based and satellite communications services and facilities.

This would expand our pool of potential customers to include those lacking the internal capabilities to design and acquire these integrated satellite services and who otherwise would turn to a commercial reseller or systems integrator for these services. To fulfill these objectives, in 2001 we hired approximately 15 staff positions in engineering sales support, sales, marketing and product development.

    Contracts

    New Contracts

    By the end of 2001, we had over 400 contracts with more than 200 customers, and 82% of our transponder capacity agreements were entered into since we began independent operations. Our contracts generally are denominated in U.S. dollars; provide for payment monthly in advance; are non-preemptible and non-cancelable during the term (or allow customers to cancel their commitments only under certain limited conditions); and otherwise provide a level of protection consistent with industry practice. Although the contracts can be terminated in the event of capacity malfunction, we generally have a cure period.

    Inherited Contracts

    At the time INTELSAT transferred our assets to us, it also assigned to us, or otherwise transferred to us the benefit of, the customer contracts associated with the satellites we received. The terms and conditions of the original contracts continue to govern the inherited services unless and until the customer enters into a new contract for those services directly with us. As with our agreements, the transferred agreements generally are denominated in U.S. dollars and can be terminated in the event of specified capacity malfunctions or satellite redeployment. Unlike our agreements, however, they generally provide for payment quarterly in arrears, although a number of our customers have agreed to make payments monthly in arrears. The agreements are of two types: non-preemptible, which cannot be cancelled by either party, and preemptible, which we can preempt under certain specified conditions to provide service to a customer who has purchased non-preemptible capacity. Preemptible contracts are priced at a significant discount to non-preemptible contracts. Customers can cancel preemptible contracts after two years and a payment of 25% of the amount owed during the remaining term.

    In most cases, INTELSAT assigned to us all rights and delegated to us all duties under the transferred contracts. We perform these obligations in the same manner that INTELSAT would have performed them, and customers pay us directly. Thus, we have a direct relationship with the customer, although INTELSAT remains liable to the customer if we were to default on our obligations. Assigned contracts cannot be renewed -- a new contract must be agreed directly between the customer and us.

     Due to regulatory, tax, and similar reasons, a smaller number of customer contracts could not be assigned to us. These agreements were made subject to a leaseback mechanism, under which we leased transponder capacity back to INTELSAT and INTELSAT continued to provide service to the customer and bill and collect payments from the customer. As with assigned contracts, the terms and conditions of the original contracts continue to govern unless and until the customer enters into a new contract for those services directly with us.

     Since our creation, we have moved all customers off of leaseback status, either by placing them into assigned status or by entering into a new agreement directly with the customer. As of May 31, 2002, we had reduced the total number of inherited agreements from 152 to 70, and the remaining inherited contracts represent 34 different customers.

    Our subscription agreement with INTELSAT obligates us to use our best efforts to convert our inherited contracts into direct agreements with our customers by entering into new agreements directly with the customer. In other words, we must try to persuade our customers to terminate the inherited contracts and replace them with new contracts entered into directly with us. This obligation arises in the context of competition policy as governmental authorities seek to ensure that we have direct relationships with our customers and that we have sufficiently separated our activities from those of INTELSAT. We are not obligated to offer any financial incentives or change the material terms of inherited agreements in order to enter into new contracts. Nonetheless, approximately 53% of our inherited contracts have been replaced or have expired or been terminated since we began independent operations. We continue to contact our customers for the purpose of terminating the remaining inherited agreements and entering into new agreements. For a number of reasons, however, certain customers have been unwilling or unable to terminate existing contracts and enter into new contracts.

    Backlog

    We inherited a backlog of services to be provided in the future in return for future revenues under long-term customer contracts. At December 31, 2001, our backlog was approximately $630 million. Approximately 82% of our backlog relates to obligations provided under non-cancelable agreements, and the remaining backlog relates to contracts that contain cancellation options, subject to the payment of early termination penalties. See Item 5 "Operating and Financial Review and Prospects -- Backlog".

Our Satellites

    We currently operate a network of six communications satellites positioned in fixed geosynchronous orbits. These satellites are located approximately 22,300 miles (35,700 kilometers) above the earth. We also have two additional satellites, NSS-6 and NSS-8, currently under construction, and have received authorizations from the Dutch government to use certain additional orbital locations for future satellites.

    Our satellite coverage falls into three regional categories -- the Atlantic Ocean region, the Pacific Ocean region, and the Indian Ocean region. With the launch of our NSS-8 satellite, currently under construction, we will augment our existing Ocean region satellites with a satellite focused on the North and South American landmass, capable of serving all of the Americas with a single beam. Our satellite fleet currently covers almost all of the world's population.

    When positioned in a geosynchronous orbit, as ours are, a satellite appears to hover over the same spot on the earth because it is moving at a rate that matches the speed of the earth's rotation on its axis. Geosynchronous earth-orbit communications satellites can blanket large geographic areas with signal coverage. Operators and customers can access these satellites using earth stations on the earth, located anywhere within the area covered by the satellite's signal.

    Each of our satellites provides comprehensive coverage over large geographic areas. The transponders that provide this coverage generally transmit one of four types of beams: global, hemispheric, zone or spot. Global beams cover the widest area, usually an area of approximately one-third of the earth's surface. Hemispheric beams generally cover an area which looks similar to half of a circle; these areas are still very large, however, consisting of an area the size of a large continent. Zone and spot beams are smaller still, and generally appear as cones which start at the satellite's location. Zones generally have an area of approximately half a hemispheric beam, or the size of a small continent, while spot coverage generally covers an area of approximately the size of England.

    A communications satellite is typically evaluated on:

    o Its coverage area and ability to inter-connect signals transmitted to the satellite from one coverage area (for example, North America) for transmission back to the earth within another coverage area (for example, Europe), which generally is called "connectivity".

    o The power of the signal it transmits to the coverage area. Power is a key measure because higher-power transponder signals enable customers to use smaller, lower-cost antennas on the ground and because, for earth stations of equal size, a higher power signal will generally result in a higher quality or more reliable transmission. The power levels for our existing satellites and planned power levels for our two satellites under construction are contained in the table below.

    o The frequencies within which it operates - C-band, Ku-band, or Ka-band - and the suitability of those frequencies for the customer's intended use. Commercial communications satellites generally operate in one or both of two frequency bands, and a third band currently is beginning to be used.

        o C-band frequencies. C-band is a range of relatively low frequencies allocated for use by commercial satellite services and ground-based systems. C-band is used around the world to transmit signals with minimal interference from atmospheric conditions such as rain. Customers have traditionally used this part of the spectrum for voice and data communications and video broadcasting. Customers are increasingly also using C-band for Internet transmissions. Because these frequencies have longer wavelengths, C-band signals require larger antennas to transmit and receive. C-band has been used for the longest period of time and, accordingly, is the most common set of frequencies used by satellites.

        o Ku-band frequencies. These higher frequencies allow customers to use smaller antennas. This permits Ku-band to be used for additional applications, such as truck-mounted satellite news gathering. Ku-band is widely used for distribution and contribution of video signals, direct-to-home services, and business communications networks.

        o Ka-band frequencies. The highest set of frequencies currently used by satellites is referred to as Ka-band. This band is not widely used at this time. However, the very high frequencies of this band should allow end users to maintain smaller antennas on their premises, enabling direct communication from rooftop to rooftop. Ka-band is subject to greater interference from inclement weather than either C-band or Ku-band.

    o The availability or reliability of its transponders. This is generally expressed as the number of minutes during which the transponder was operable within a period, expressed as a percentage of total minutes during that period. During 2001, our fleet-wide satellite availability level was 99.997%.

    We operate five of our satellites in station-kept mode, which means that they maintain their geosynchronous position over the equator within tightly controlled limits. Because of this control, most earth antennas within a satellite's beam can communicate continuously with the satellite without having to track it in orbit. Our oldest satellite is in geosynchronous orbit, but it is not station-kept. While we keep the satellite in the same east-west position above the earth, we allow it to drift north and south relative to the equator which we call inclined orbit operation. See "In-Orbit Satellites - NSS-513". It is typical in the industry to operate a satellite that is near the end of its useful life in an inclined orbit mode. While we expect to operate all of our satellites in station-kept geosynchronous orbits, we may in the future decide to operate other individual satellites in inclined orbit as they near the end of their expected useful lives.

    As we build new satellites, we seek to include new features to make them increasingly more attractive to our customers. Our satellites under construction and future development are designed to carry additional and more powerful transponders than our inherited satellites, to the extent possible in light of the frequencies available for our use and technical and regulatory limits. We also seek to design our new satellites to provide better connectivity, to have lower per-transponder costs, and to allow for more flexible operations - in particular, the ability to re-allocate capacity from one geographic region to another during the satellite's operational lifetime, as warranted by market factors - than our inherited satellites. Consistent with this strategy, NSS-7, NSS-6 and NSS-8 were designed with greater flexibility to specifically address the growing demand for future Internet and multimedia traffic, allowing them to use their capacity efficiently.

    Each of our satellites, other than NSS-513, has a minimum contractual design life of approximately 10 years. Our newest satellite, NSS-7, and our two satellites under construction, NSS-6 and NSS-8, have a design life of 12 years. Although satellites can suffer in-orbit failures, we have not to date ever experienced any catastrophic satellite failure. See Item 3, "Risk Factors" for a description of the anomalies we have experienced to date.

    We may further expand our global coverage, capacity and service offerings by deploying satellites into new orbital locations. We intend to replace certain existing satellites with new satellites as necessary. We expect to use these replaced satellites at other locations. We will either co-locate the older satellite with the new satellite or move the older satellite to an interim location, in each case subject to receiving applicable approvals. Our five inherited satellites were designed as part of the INTELSAT fleet. Accordingly, they benefit from flexible design features that enable us to relocate them across different oceanic regions while continuing to use most or all of their full capacity.

    The exact location and intended use of each of our satellites is subject to various governmental approvals, coordination issues and other regulatory risks. See the section called "Government Regulation".

    The following table summarizes selected data relating to our six operational satellites and the two satellites currently under construction:


                                                                                                              Satellites Under
                                                     Operational Satellites                                     Construction
                -----------------------------------------------------------------------------------         ---------------------
                     NSS-513        NSS-K         NSS-703       NSS-803        NSS-806        NSS-7          NSS-6          NSS-8
                -----------------------------------------------------------------------------------------------------------------
Orbital
position(1)....      183o         338.45o         57o          338.55o        319.5o        338.5o           95o           255 o
                     East           East          East          East           East          East           East            East
                  (177o West)  (21.55o West)  (303o West)      (21.45o     (40.5o West)  (21.5o West)    (265o West)    (105o West)
                                    West)(2)
                                                                                                          (planned)      (planned)
Land regions
served:
  C-band(3)...  North America,      --       Europe, Asia,     Europe,       Europe,        Europe,          --           Americas
                Asia,.Australia                Australia,      Africa,       Americas       Africa,
                                                 Africa       Americas,                    Americas,
                                                           Middle East(2)                 Middle East

  Ku-band(4)... Northeast Asia,   Europe,       Europe,    Brazil, Middle   Argentina,  Europe, Africa, Middle East,   South America
                 North America    Americas   Central Asia,      East          Brazil       Americas,        Asia,
                                              Middle East                                 Middle East     Australia

  Ka-band(5)...        --           --            --             --            --             --        Middle East,        --
                                                                                                            Asia,
                                                                                                          Australia

Launch date...     May 1988      June 1992    October 1994 September 1997  February 1998   April 2002   Fourth Quarter   Second Half
                                                                                                            2002            2003
                                                                                                           (est.)          (est.)

Manufacturer...      Ford         Lockheed   Space Systems/    Lockheed       Lockheed      Lockheed      Lockheed          Boeing
                 Aerospace(6)      Martin        LORAL          Martin         Martin        Martin        Martin         Satellite
                                                                                                                           Systems
Number of
transponders:(7)
  C-band(3)....       42             --            38             61(2)          36           49             --              46
  Ku-band(4)...       16             21            20             12              6           48             60              42
  Ka-band(5)...       --             --            --             --             --           --             12(8)          --
                      --             --            --             --             --           --             --             --
    Total......       58             21            58             73(2)          42           97             60(8)         88(8)
Maximum signal
strength
at receiving
antenna
(decibel-watts):
 (9)
  C-band(3).....  23.5 to 29        --          26 to 36      29 to 36      36 to 37.2     38 to 40          --           38 to 43
  Ku-band(4).... 41.1.to 44.4    42.7 to 47    44.5 to 47     44 to 47       42 to 49      46 to 49       44 to 52        48 to 52
  Ka-band(5)....       --           --            --             --            --             --             --             --
Power output
(kilowatts):(9)
  At beginning
   of life.....       1.7           4.8           4.9            6.2           7.1           12.7        13.6 (est.)    16.0 (est.)
  At end of
orbital design
    life.........     1.3           3.8           4.0            4.8           5.4           10.7        12.0 (est.)    13.8 (est.)
Orbital design
life,
end(11)..........  May 1995      June 2002    August 2005  September 2007   March 2008    April 2014   12 years after 12 years after

Anticipated                                                                                                launch          launch
commercial
life, end(12).. Fourth Quarter     Fourth     August 2007  September 2010   March 2011   January 2015  Fourth Quarter    Second Half
                     2002       Quarter 2002                                                                2014            2015
Net book value
(in millions)(13)..   $nil           $8.1         $97.5         $117.3         $157.3        $204.3      Construction  Construction
                                                                                                          in progress  in  progress

                                 Additional Orbital Positions and Frequencies Reserved for Our Use(14)
                                 -----------------------------------------------------------------

                             239.2o East       235o East       233o East        227o East       319.5o East
                            (120.8o West)     (125o West)     (127o West)      (133o West)     (40.5o West)
                            -------------     -----------     -----------      -----------     ------------

Frequencies(3)(4)(5).....     C-band,           C-band,         C-band,         C-band,           Ka-band
                              Ku-band           Ku-band         Ku-band         Ku-band

Land regions served(15)..     Americas          Americas        Americas        Americas          Europe,
                                                                                                  Americas

--------------------------
(1) The Government of the Netherlands has obtained rights to use, and has authorized us to use, certain additional orbital locations, in particular those described in this chart. In each orbital position, we have certain rights to transmit and receive signals using allocated frequencies from a specified orbital position. For example, our orbital position at 57 o East is an orbital position above the equator at 57 degrees east longitude. We are allowed to transmit to, and receive signals from, ground stations using the frequencies listed. Our use of these orbital positions must be coordinated with other satellite operators consistent with the procedures of the International Telecommunication Union. In some cases, the use of certain frequencies by our customers must be coordinated with ground-based operators consistent with national regulations.

(2) This table reflects NSS-803's current location at 338.55o East. Once we have completed the transfer of all customer traffic currently served by NSS-803 to NSS-7, we expect to relocate NSS-803 to the 183(degree) East (177(degree) West) orbital position In connection with the redeployment, the total number of usable transponders on this satellite will be reduced to 55 and 67, respectively. See "Our Satellites - In-Orbit Satellites - NSS-803".

(3) C-band frequencies are a portion of the frequency spectrum, approximately 4 GHz to 6 GHz together with downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. See the text preceding this chart to a discussion of C-band frequencies.

(4) Ku-band frequencies are a portion of the frequency spectrum, approximately 11 GHz to 14 GHz, including downlink frequencies between 10.95 GHz and
     12.75 GHz and uplink frequencies between 13.75 GHz and 14.5 GHz. See the text preceding this chart to a discussion of Ku-band frequencies.

(5) Ka-band frequencies are a portion of the radio frequency spectrum, approximately 17 GHz to 31 GHz, including downlink frequencies between 18.6 GHz and 21.2 GHz and uplink frequencies between 27 GHz and 31 GHz. See the text preceding this chart to a discussion of Ka-band frequencies.

(6)  Ford Aerospace is now part of Space Systems/LORAL.

(7) Satellite transponders receive signals from uplink ground stations, then convert, amplify and transmit the signals to downlink ground stations. This table states the transponder capacity of our satellites in terms of the number of 36 MHz equivalents of capacity they can handle. Actual transponders range in size. For example, there are 36 MHz, 54 MHz, 72 MHz and 112 MHz transponders.

(8) The NSS-6 satellite will have a total capacity of 60 transponders, all of which operate exclusively in the Ku-band for downlink (satellite-to-customer) transmissions and all of which can operate in the Ku-band for uplink (customer-to-satellite) transmissions. The satellite also will contain 12 Ka-band uplink transponders, up to 10 of which can be activated at any given time. Each Ka-band uplink transponder that is activated replaces one Ku-band uplink transponder; if all 10 Ka-band uplink transponders are activated, the satellite will have 50 operational Ku-band uplink transponders. Similarly, the NSS-8 satellite will have a total capacity of 88 transponders, but utilizing the unique switching abilities, we anticipate configuring the satellite in such a manner that only 82 transponders will be operational.

(9) Measures the transmission power of a transponder based on the strength of the signal received by a ground station antenna in decibel-watts. Smaller and less expensive ground station antennas can be used with transponders that provide higher signal strength at a receiving antenna.

(10) Power available, as required under the terms of the satellite construction contract, measured in kilowatts.

(11) The manufacturer determines a satellite's in-orbit design life. The manufacturer contractually commits that the satellite will be able to maintain its contractually specified performance throughout this period.

(12) We estimate anticipated commercial life based on a number of factors, including:

        o the length of time during which a satellite's on-board propellant permits maneuvers to keep the satellite in geosynchronous orbit;

        o   remaining on-board redundant systems;

        o   expected performance of satellite components;

        o our expected ability to continue operations with the satellite in inclined orbit; and

        o   projected replacement plans.

     We have nominally scheduled to remove each of NSS-513 and NSS-K from service as of the dates indicated in the table. However, subject to technical and commercial considerations, we might be able to extend the operational life of one or both of these satellites. Any extended operation of either satellite would be conducted in inclined orbit.

(13) The net book value of each satellite is stated as of December 31, 2001. It includes the cost of construction of the satellite, the launch vehicle, related launch insurance and other costs directly associated with the construction of the satellite, less accumulated depreciation.

(14) While we have priority with the International Telecommunication Union for the frequencies described in this table and the government of The Netherlands has authorized us to provide services on those frequencies, not all of these frequencies have been fully coordinated with other adjacent satellite operators. We only have second priority with respect to the uplink frequencies at 227o East and 233o East. See Item 4 "Government Regulation -- International Telecommunication Union".

(15) Under the rules of the International Telecommunication Union, the right to use frequencies at a specific orbital location apply to specific geographic regions. For coverage of South America, we have first-priority rights to use both our C-band and Ku-band frequencies from each of our orbital positions at 255(degree)East, 239.2(degree) East, 235(degree) East, 233(degree) East and 227(degree) East. For coverage of North America, we have first-priority rights to use our C-band frequencies from our orbital position at 255(degree) East and 239.2(degree) East, and we have first-priority rights to use our Ku-band frequencies from each of our orbital positions at 235(degree) East, 233(degree) East and 227(degree) East.


    In-Orbit Satellites

    NSS-7

    Launched in April 2002, NSS-7 is our first new satellite since we began independent operations. It was built as a replacement satellite for NSS-K and NSS-803, which are co-located at 338.5(degree) East (over the Atlantic Ocean region). Although principally a replacement satellite, NSS-7 has greater capabilities than the other two satellites combined, including higher power, enhanced geographic coverage, and a larger number of transponders.

    The deployment of NSS-7 at the 338.5(degree) East orbital position has significantly enhanced our ability to provide efficient transoceanic transmission capabilities between Europe and the Americas. NSS-7 will provide a variety of services, including video distribution and contribution, Internet access, private telecommunications networks used by businesses, and fixed services such as telephone and data transmission.

    NSS-7 was built by Lockheed Martin and has a 12-year design life. It has 49 36-MHz-equivalent C-band and 48 36-MHz-equivalent Ku-band transponders. It offers the ability to transmit or receive a large number of C-band and Ku-band signals simultaneously, with a high level of interconnectivity between different beam coverages on a channel-by-channel basis. NSS-7 is specifically designed, by means of on-board switching, to facilitate asymmetric traffic between coverage areas. These capabilities, together with the higher power of the satellite, will allow many customers to use smaller antennas.

    NSS-806

    NSS-806, located at 319.5o East, provides C-band and Ku-band coverage of the Americas and Europe. It transmits a neighborhood of 104 Spanish language cable television channels to South America, including video channels from Argentina, Brazil, Venezuela, Colombia, Peru, Bolivia and the United States, as well as other regional services and international channels. Due to the strong video neighborhood on the satellite, a community of about 2,000 cable head-ends have antennas pointed at the satellite and capable of receiving its signals. See the section called "-- Our Services -- Video Transmission -- Cable and Broadcast Television Distribution" for a discussion of this neighborhood.

    NSS-806 has 36 36-MHz-equivalent C-band transponders and 6 36-MHz-equivalent Ku-band transponders. It contains a single high-powered beam that provides simultaneous coverage of the Spanish- and Portuguese-speaking regions of both the Americas and Europe. In addition to providing coverage of the Latin American markets, it reaches the Iberian peninsula, the Canary Islands, Western Europe and much of Eastern Europe via a high-power hemispheric beam. This facilitates the distribution of programming from both Latin American content providers and North American and European content providers to Latin American cable networks. The satellite also features a spot beam covering Mercosur (Argentina, Brazil, Paraguay, Uruguay and Chile) with high-powered Ku-band coverage over urban areas. This capacity is well suited for use by corporate network communications. The high power of NSS-806's signals helps to ensure that its signals can be delivered to small antennas.

    One of the two yaw gyros on NSS-806 has failed. As a result, there is no redundancy for the remaining operational yaw gyro. Failure of that unit would result in satellite pointing errors and some performance degradation.

    NSS-803

    NSS-803 currently is co-located with NSS-K at the 338.5o East orbital location. It is our principal satellite for the Atlantic Ocean region, covering the Americas, Europe and the whole of Africa. Its primary customers are broadcasters (including two Francophone direct-to-home television broadcasters providing service to Africa), large telephone companies and Internet service providers.

    NSS-803 has 61 36-MHz-equivalent C-band transponders and 12 36-MHz-equivalent Ku-band transponders. Its coverage areas reach all of South America and all of Africa, while also providing connections between North America, Europe and the Middle East. Specifically, the satellite's hemispheric C-band beams provide coverage from Canada to Argentina and from the United Kingdom to South Africa. Its four zone beams cover North America, northern Africa and Europe, South America and southern Africa. NSS-803 also has two steerable Ku-band spot beams. We have currently deployed one of these beams over Saudi Arabia and the other beam over Nigeria. The co-location of NSS-803 with the high-powered Ku-band NSS-K satellite has created further connection options for our customers.

    NSS-7, launched in April of 2002, will replace NSS-803. We are in the process of transferring customer traffic from NSS-803 to NSS-7.Once we have completed the traffic transition, we plan to re-deploy NSS-803 to the Pacific Ocean Region, where it will replace the aging NSS-513 satellite. From this location, NSS-803 will provide coverage of North America, Asia and Australia. In connection with the redeployment, we will be turning the satellite in order to make best use of the on-board antenna configurations. As a result, we expect that six 36 MHz-equivalent C-band transponders will cease to provide meaningful connectivity because they will no longer cover populated areas on the earth's surface. As a result, after redeployment the number of C-band transponders and total transponders on this satellite will be reduced to 55 and 67, respectively.

    One of two duplicate power subsystem components on NSS-803 -- a low-voltage bus converter -- stopped working after the satellite began in-orbit operations. These components are critical, and if the operating unit were to fail, the satellite might prematurely cease to operate. The manufacturer of the satellite has informed us that the unit that is currently not operational should automatically restart if the single unit that is currently operating were to fail. We cannot, however, assure you that this would, in fact, occur.

    NSS-703

    NSS-703, located at 57o East, provides a wide range of services, as the television and telecommunications needs of the multiple regions it serves are complex. Analog and digital television broadcasters, Post, Telephone and Telegraph authorities and communications service providers are the primary users of this satellite. NSS-703 is used for telephone services in Asia Minor, cable distribution in India and for television distribution and contribution throughout the Asia Pacific region.

    NSS-703 has 38 36-MHz-equivalent C-band transponders and 20 36-MHz-equivalent Ku-band transponders. Its C-band hemispheric beams cover two major regions. The first is Africa, where NSS-703 provides an alternative to the coverage of the same region by NSS-803 over the Atlantic Ocean. The second is the triangle from Eastern Iran to Japan to Australia. Within this region, NSS-703 offers complete India and China coverage. These hemispheric beams are supported by four zone beams which are optimized to provide service to sub-regions of northeast Asia, southeast Asia and Australia, southern Africa and from northern and western Africa to the Mediterranean sea. We have currently deployed the satellite's three fully steerable Ku-band spot beams to service Mediterranean Europe, central Asia and the Arabian peninsula.

    NSS-K

    NSS-K, currently in operation at the 338.5o East orbital location, is typically used for news and other programming contributions by global broadcasters, as well as to deliver television programming to cable and local microwave systems across Europe, from the Nordic region to Portugal. The 338.5o East orbital position enables the European beam to extend as far as the Baltic States and Finland in the north and Greece in the south.

    The satellite's high power and ability to connect the eastern seaboard of the United States to Europe and South America make it well suited to provide high-capacity links for non-U.S. Internet service providers to the U.S. Internet backbone. Corporations across the whole European region can also take advantage of NSS-K's ability to connect their operations from roof-top to roof-top using dishes ranging in size from 80 centimeters to 1.2 meters.

    NSS-K contains 21 36-MHz-equivalent Ku-band transponders. It has three high-powered Ku-band spot beams capable of delivering services to small rooftop antennas located in Europe, the eastern half of the United States and the highly populated regions of South America. NSS-K is co-located with NSS-803, our major Atlantic Ocean satellite. We are in the process of replacing NSS-K with NSS-7, and once the transition of all traffic from NSS-K to NSS-7 is completed (which is expected to occur in the third quarter of 2002), we anticipate that we will remove NSS-K from commercial service.

    NSS-K has experienced two significant thruster failures. If any of the remaining operational thrusters were to fail, it would likely cause NSS-K to cease operating in any useful way. NSS-K also has experienced an imbalance between its propellant tanks that we have alleviated by pumping propellant between the tanks. Tests we have conducted to date have indicated that NSS-K should have sufficient operational propellant to maintain the satellite for the remainder of its anticipated commercial life. We currently expect to remove NSS-K from service after we complete the transfer of its customer traffic to NSS-7. However, NSS-K may have sufficient propellant to continue operations in inclined orbit. We will make a final decision regarding the decommissioning of NSS-K based on technical and commercial considerations after the current customer traffic is moved to NSS-7.

    NSS-513

    NSS-513, located at 183o East, is one of the few satellites available that can connect North America with most major Pacific Rim destinations. We principally use NSS-513 to link Asian Internet service providers to the U.S. Internet backbone; for the back-up and restoration of submarine cable communications networks in the region, including for transoceanic cable restoration; and to transmit signals from events to television broadcasters before their subsequent distribution over their broadcast network.

    NSS-513 contains 42 36-MHz-equivalent C-band transponders and 16 36-MHz-equivalent Ku-band transponders. Over North America, we can provide C-band coverage to the west coast of the United States, Canada and Mexico using global, hemispheric and zone beams, and the satellite's Ku-band spot beam over North America provides further connection to Asia. Over Asia, Ku-band coverage is currently focused on Japan, while the west zone beam covers most major Pacific Rim countries. Hemispheric C-band coverage extends from the north of China to Australia and New Zealand.

    We currently are operating NSS-513 in an inclined orbit, rather than a station-kept orbit. We do this to preserve fuel that we otherwise would use to keep the satellite over the equator. Because a satellite in inclined orbit moves in a predictable pattern, only antennas that can track the satellite are capable of maintaining uninterrupted communications. Most earth-based commercial satellite antennas are not equipped to track satellites and, therefore, NSS-513
- like any other satellite operating in inclined orbit - is not as commercially attractive as a station-kept satellite. NSS-513 cannot be placed back into station-kept orbit; if we were to do this, the satellite would use its remaining fuel in a matter of months.

    By operating NSS-513 in inclined orbit, we already have prolonged the satellite's life by several years, and anticipate that we will be able to continue to prolong its life until we are remove it from commercial service. We currently plan to relocate NSS-803 to replace NSS-513 once all traffic from NSS-803 has been transferred to NSS-7. We currently expect to remove NSS-513 from service after we relocate NSS-803 to the Asia Pacific region. However, NSS-513 has sufficient propellant to continue its inclined-orbit operations for a number of months. We expect to make a final decision regarding the decommissioning of NSS-513 after the relocation of NSS-803.

Planned Satellites

    NSS-6

    We selected Lockheed Martin as the manufacturer for NSS-6 and entered into a construction contract for that satellite in the third quarter of 2000. NSS-6 will have 60 Ku-band transponders and we expect to deploy the satellite in the 95(degree) East orbital position (over the Asia-Pacific region) with service beginning in the fourth quarter of 2002. NSS-6 will have an anticipated end of commercial life in 2014. Although Lockheed Martin will deliver the satellite in-orbit, we have procured the launch ourselves from Arianespace.

    NSS-6 will have significantly greater Ku-band capacity and power than any of our current satellites together with the design flexibility to deliver multimedia traffic throughout Asia. In addition, NSS-6 will have extensive transponder switching among beams, which will permit us to reassign capacity among geographic regions in response to market demand. Moreover, NSS-6 has a broad coverage area and a high degree of intrasatellite interconnectivity, which will make it possible for a customer to uplink a signal from one region and downlink that signal to a different region using a different transponder.

    The NSS-6 satellite also will have 12 Ka-band uplink spot-beam transponders, up to 10 of which can be activated at any given time, and each Ka-band uplink transponder that is activated replaces one Ku-band uplink transponder. These Ka-band transponders will make it possible to uplink data at high speeds using antennas as small as 90 centimeters in diameter. For example, Internet service providers could use these Ka-band transponders to uplink outbound Internet file requests from small antennas located on their premises. Inbound responses could be downlinked via Ku-band transponders. Using Ka-band frequencies for outbound transmissions and Ku-band for inbound transmissions permits customers to use small antennas on their premises for both the transmission and receipt of signals. It also gives us the ability to broadcast to larger areas using less power and thereby decrease costs.

    NSS-8

    In March 2001 we entered into a construction and launch contract for our NSS-8 spacecraft with Boeing Satellite Systems, formerly Hughes Space and Communications. NSS-8 will have a total of 88 transponders, including 46 C-band transponders and 42 Ku-band transponders. This satellite is expected to enter service in the second half of 2003, and will have an anticipated end of commercial life in 2015. We plan to operate NSS-8 from the 255o East orbital location, where it will have exceptional geographic coverage of the Americas. Indeed, NSS-8 will be the only commercial satellite in operation capable of serving substantially all of North America (including all 50 US states), Central America and South America with a single C-band beam.

    We have designed the satellite to have extensive transponder switching among beams, which will permit us to reassign capacity among geographic regions in response to market demand. Moreover, NSS-8 has a broad coverage area and a high degree of intrasatellite interconnectivity, which will make it possible for a customer to uplink a signal from one region and downlink that signal to a different region using a different transponder. Like NSS-7, the new NSS-8 also will allow a customer to uplink to the satellite in Ku-band and downlink from the satellite in C-band, or vice-versa. This cross-strapping capability can be configured both within any region or between North America and South America.

    As part of our contract with Boeing Satellite Systems, they are required to deliver the spacecraft to us in orbit. Currently, the contract calls for the manufacturer to use a Sea Launch Zenit vehicle to launch the satellite, although under certain circumstances we may be able to designate a substitute launch vehicle.

    Additional Future Satellites

    We anticipate that we will continue to launch additional satellites in the future, both to replace our existing satellites as they near their end of life and to expand our scale and scope by expanding the size of our in-orbit fleet.

    We currently have rights to make use of all of the orbital positions that we currently are using, the orbital positions planned for use by NSS-6 and NSS-8, and certain additional orbital locations, including four locations over the Americas. The specific frequencies and coverage areas to which we have rights at these locations are set forth in the table above under the section called "Our Satellites". Our use of these orbital locations is subject to coordination obligations and applicable deadlines, as described in the section called "Government Regulation--Current Regulatory Issues" and in Item 3 "Risk Factors--Risks Relating to Regulation". Although there are a limited number of unused orbital locations remaining at C- and Ku-band, we intend actively to pursue opportunities to obtain rights to use additional orbital positions in the future.

    In designing new and replacement satellites, we seek to upgrade the capacity, interconnectivity and performance of our fleet. We design our new satellites to have higher power, maximum use of available frequencies (including through the inclusion of more transponders), improved technology to enable switching and cross-strapping and to enhance connectivity, and new antenna and payload designs. We try to optimize each of these features in light of technical, marketing, and regulatory considerations. In addition, we intend to work with our customers to create tailored satellite designs that respond to customer needs, while using reliable systems to reduce performance risk and schedule risk.

    Our business plan calls for the deployment of additional satellites in order to improve the capacity and coverage of our fleet and in order to leverage our fixed costs across more revenue-generating transponders. However, we expect to enter into procurement contracts for new satellites only where we have a demonstrated need for the additional capacity and a sound business case for demand for the particular satellite. We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. We are committed to a long-term growth strategy of enhancing our satellite fleet, and expect that additional deployments will be the product of careful market studies, design taking advantage of technological developments, and intelligent commitment of our capital resources.

Satellite Operations

    Once we place a satellite in its orbital position, our professional engineering staff will control the satellite's in-orbit operations until the end of its commercial life. These critical functions are performed from our operations center at our headquarters, which is supported by a fully redundant back-up operations center and a global network of ground stations that allows us to control and monitor our satellites remotely. See "-- Our Ground Facilities".

    Our engineers perform tracking, telemetry and control functions, which include:

    o tracking our satellites and ensuring that they maintain the designated geostationary orbital position;

    o receiving information about the operational status of our satellites via the transmission of coded data; and

    o relaying operating instructions to our satellites, including regular maintenance activities and, in the event of component faults, diagnostic tests and initiation of redundant subsystems.

We perform tracking, telemetry and control functions for four of our satellites from our satellite operations center, which became operational in April 2001. With respect to our two oldest satellites, NSS-513 and NSS-K, these services are being provided by INTELSAT under an arms'-length commercial services contract which will continue until those satellites are taken out of service. We believe that the cost of integrating these two satellites into our tracking, telemetry and control system is not justified, based on the age of the two satellites and their expected near-term retirement dates.

    Our engineers also perform payload management and carrier monitoring functions, which include:

    o monitoring the appropriate frequencies and power settings for each signal being transmitted by the satellite in order to preclude interference with other customers or third parties;

    o   monitoring the quality of signals being transmitted by the satellite;
        and

    o verifying that the customer traffic on our satellites is being transmitted in accordance with contractual obligations and our operating procedures.

We perform all of our payload management and carrier monitoring services with respect to all of our satellites from our own payload operations center, and have been performing these functions since March 2000.

Our Ground Facilities

    Satellite Operations

    We operate our fleet of satellites through a network of ground facilities. The most important facility is located at our headquarters in The Hague, where we have built our satellite operations center. This operations center is the location from which we direct the tracking, telemetry and control for our NSS-7, NSS-703, NSS-803 and NSS-806 satellites and from which we plan to perform the same functions for our future satellites. These functions for our two oldest satellites, NSS-513 and NSS-K, are performed by a third party under contract. The satellite operations center is supported by additional sites around the globe that we own or lease, and which allow us to communicate with our satellites. We currently own or have contracts to use three tracking, telemetry and control sites located on the east and west coasts of the United States and in Australia, and we currently are negotiating to lease two additional sites located in Israel and the United Kingdom. Each of our satellites can communicate with at least two of these remote tracking, telemetry and control facilities so that flight command instructions and return performance data can be sent reliably between the satellite operations center and the satellite on a redundant basis.

    We monitor the transmissions by our customers over our satellites, which we call payload management, through a payload operations center which is also located at our headquarters in The Hague. This operations center collects and monitors data regarding the traffic over the different transponders on each of our satellites. Most of that information is collected by a network of carrier service monitoring sites that we own or lease worldwide, which measure the usage of the transponders and quality of service on our satellites. We currently own or have contracts to use 11 carrier service monitoring sites, and we expect to have a total of 12 sites located in Argentina, Australia, India, Israel, Senegal, Singapore, South Africa, South Korea, the United Kingdom and the United States (California, Florida and near Washington, D.C.). We are also in the process of establishing a twelfth carrier service monitoring site in Singapore, which will complete the network of sites that we expect to operate for our existing satellite fleet as well as NSS-6 and NSS-8. Some of these sites may be co-located with other ground station facilities that we own or use.

     We also have an auxiliary satellite operations center and auxiliary payload operations center located at a separate facility in Belgium. These centers are fully operational and fully redundant and operate on a stand-by basis to provide an immediately usable emergency back-up to our primary operations centers at our headquarters.

     Network Operations Facilities

     We currently own and operate ground-based facilities, which we call mediaports, in the United States and Australia. Via our mediaports, we provide a variety of terrestrial services that complement our satellite operations, including uplinking to and downlinking from satellites, interconnection to the Internet backbone, signal processing and monitoring, encapsulation and encoding (the latter to be launched in the near term), and transmitting multiple signals over the same communications path, or multiplexing. We also manage the technical operations of our value added services at our network operations center, located at our U.S. mediaport, which offers round-the-clock customer service, including diagnostics and implementation, and co-location facilities for our customers.

     Our mediaport in the United States, which is located near Washington, D.C., provides uplink and downlink services to our NSS-7, NSS-K, NSS-803 and NSS-806 satellites. We also have installed equipment at this mediaport and leased fiber optic cable capacity that enables us to transmit signals between our satellites on the one hand and the U.S. Internet backbone, the public telephone network and private telecommunications networks used by businesses on the other hand. To support IPsys(R) and our other bundled services, we have installed at our U.S. mediaport and other locations a total of seven high-bandwidth digital video broadcast, or DVB, platforms, as well as equipment that permits the provision of a number of video-based bundled services such as the compressed multi-carrier-per-channel transmission of video networks.

     We have a number of mediaports across Australia, which we acquired in March 2000 when we purchased our subsidiary New Skies Networks Pty Ltd. (formerly AAPT Sat-Tel Pty Ltd.). These mediaports include a network of six fixed ground stations located in major Australian cities and two mobile ground stations. Our Australian mediaports provide a wide variety of satellite networking and Internet-related services. In addition, we expect that our Australian mediaports will support our planned satellites in that region. These teleports will assume greater importance once we launch NSS-6, which will be located over Asia, and move the station-kept NSS-803 satellite to the Pacific Ocean region where it will replace NSS-513. Our Australian mediaports also provide a variety of non-integrated ground-based networking services to a range of customers, including Internet service providers, the mining and gas industry, other fixed satellite service providers and the government of Australia. These services include:

    o satellite networking products that can be used to broadcast video and data signals, provide high-speed Internet access and transmit Internet-related traffic to local and remote locations;

    o satellite transmission links between the U.S. Internet backbone and Australia, using both its own antennas and small antennas located at customer facilities, which allow it to provide satellite services to multiple customers simultaneously;

    o transmission links for data and telephone services to remote areas in Australia not adequately served by the existing ground-based telephone network;

    o design, implementation and management of very small antenna services for corporate and government private data and voice communications; and

    o   tracking, telemetry and control services for satellite operators.

     We currently are evaluating the development of additional mediaport facilities in Southeast Asia and the Middle East. We also rely on third parties to provide some of the ground station services that we require in locations around the globe where we do not have our own terrestrial facilities. We regularly evaluate opportunities to build new mediaports, tracking, telemetry and control sites, and carrier service monitoring sites or to acquire existing ground facilities in strategic locations in order to reinforce our own ground network and to reduce our reliance on third parties.

Insurance

    Launch Insurance

    We have obtained launch insurance for our NSS-7 and NSS-6 satellites and currently intend to procure launch insurance for our future satellites in an amount approximately equal to the net book value of the construction, launch and launch insurance costs for each satellite at the initial date of coverage. We may obtain a re-launch guarantee from the launch service contractor, either in addition to obtaining launch insurance or in lieu of a portion of that insurance.

    Launch insurance policies typically cover claims arising from events that take place during launch and up to twelve months after launch, as a minimum term. Coverage includes:

    o   catastrophic loss of a satellite during launch;

    o   the failure of a satellite to obtain proper orbit; or

    o the failure of a satellite to perform in accordance with design specifications during its first twelve months in orbit.

    The terms of launch insurance policies generally provide for payment of the full insured amount if 50% or more of a satellite's communications capacity or life is lost within the period, and, partial payment for losses of less than 50% of the satellite's communications capacity within this period. Insurance policies include standard commercial launch insurance provisions and customary exclusions in launch policies. Special exclusions may be added in light of the performance of a particular type of satellite or launch vehicle.

    We have not yet obtained launch insurance for any of our planned launches beyond NSS-6. We may not be able to obtain insurance for conditions detected in a policy period that do not result in losses during the policy period.

    In-Orbit Insurance

    We seek to obtain in-orbit insurance with respect to our satellites in an initial amount approximately equal to the unamortized construction, launch and insurance costs for each of them. We have obtained in-orbit insurance for NSS-K, NSS-703, NSS-803 and NSS-806. We do not have in-orbit insurance for NSS-513 because it currently has a net book value of nil. NSS-7 currently remains covered by its launch insurance policy. With respect to future satellites, our policy will be to obtain in-orbit insurance before the relevant launch insurance policy expires. Coverage under these in-orbit insurance policies should commence when the launch insurance policy expires.

    The amount of in-orbit insurance in force with respect to each of our satellites will generally decrease over time, typically based on its declining book value. Under the terms of our current in-orbit insurance contract, which expires in October 2002, each satellite is insured in an amount equal to its net book value at November 2001. Typically, in-orbit insurance is renewed annually.

    As is common in the industry, we have not insured against lost revenues in the event of a total or partial loss of the communications capacity or life of a satellite.

    Our in-orbit insurance policies cover claims that relate to events that take place after the expiration of the relevant launch insurance policy. This coverage includes the failure of a satellite to continue performing in accordance with design specifications. Partial failures or anomalies which occur during a policy period that do not give rise to a claim may be excluded in renewal policies. Our in-orbit policies include customary commercial satellite insurance exclusions.

Employees

    At December 31, 2001, we had approximately 261 full-time employees. These employees consisted of:

    o   75 employees in the sales and marketing department;

    o   120 employees in the engineering and operations group; and

    o 66 employees providing administrative, accounting, legal and public relations services. We believe that our relations with our employees are good.

Property

    We established our global headquarters in The Hague in 1999. We own our headquarters building, which has approximately 2,600 square meters of office space. We paid approximately $6.3 million for the building, which was financed through operating cash flow without incurring any debt. We expanded our headquarters facilities with the purchase of a neighboring building in 2002, which added approximately 1,800 square meters of office space. We paid approximately $4.1 million for the addition, which also was acquired without incurring any debt. Our headquarters facilities house our satellite operations center, payload operations center, operating and engineering staff, and our sales, marketing and other administrative personnel.

    We have completed construction, installation and staffing of a global network operations center at our U.S. east coast ground station facility located near Washington, D.C. From these new facilities we offer round-the-clock customer service, including diagnostics and implementation, and co-location facilities for our customers. The building and required environmental landscaping cost approximately $8.3 million which was financed through operating cash flow.

    In connection with our payload management operations, we are in the process of establishing carrier service monitoring sites worldwide. In connection with our satellite operations, we have a network of tracking, telemetry and control facilities, some of which may be located at the same location as a carrier service monitoring site. Other than one site in the United States, which is a freehold located near Washington, DC, and one site in Australia, which is a freehold in Perth, we have leased all of these facilities. See "-- Our Ground Facilities".

    We have established sales and marketing regional offices or liaison offices in Washington, D.C., London, Singapore, Sidney, Sao Paulo, New Delhi and Johannesburg to provide regional sales support to our worldwide customer base.

    For marketing, regulatory and tax reasons, we have established subsidiaries in a number of jurisdictions including the United States, the United Kingdom, Australia and Brazil. We have also established a number of Dutch subsidiaries for regulatory purposes. These subsidiaries hold regulatory authorizations and enter into agreements relating to market access with government agencies. A few of our subsidiaries currently have employees and active engineering or sales and marketing operations. We expect that operations activity at some of our subsidiaries may increase during the current year.

Legal Proceedings

    We are often engaged in proceedings before national telecommunications regulatory authorities. See Item 4 "Government Regulation". In addition, we also may become involved from time to time in other legal proceedings arising in the normal course of our business. We believe that none of these proceedings, either individually or in the aggregate, is likely to have a material adverse effect on our business or our consolidated financial position.

    During 2001, we successfully resolved a material litigation proceeding involving a satellite construction contract that INTELSAT had transferred to us as part of our creation. Under the terms of the agreement, when the manufacturer failed to timely deliver the satellite to us, we terminated the construction contract. We entered into arbitration with the satellite manufacturer in order to enforce our right to receive a refund of payments made by us for the construction and program management of the satellite, totaling $53.3 million. In 2001, the arbitrators unanimously ruled in our favor and the manufacturer refunded the $53.3 million to us.

                                Industry Overview

    The global telecommunications market uses various technologies to meet the needs of diverse communications applications. These technologies include ground-based telecommunications and broadcasting networks as well as satellite systems. The ground-based networks use both wired technologies, such as traditional copper, fiber optic and co-axial cable, and wireless technologies, such as microwave, VHF and UHF TV transmission, fixed radio access and mobile cellular systems. Satellite systems have distinct capabilities, and can be used to substitute for, augment or complement the capabilities of ground-based technologies. Satellites are particularly well suited to particular applications, including transmitting:

    o video and audio signals for cable, broadcast or direct-to-home television or radio distribution;

    o programming feeds that are distributed through television and radio networks;

    o data, voice, and other information for private telecommunications networks used by businesses;

    o   Internet-related information; and

    o certain types of networks used for telephone, data and other applications.

Ground-Based Networks

    Fiber optic and coaxial cables are well suited for relaying high volumes of bulk traffic, such as long-distance telephone calls, between two major geographic locations such as London and New York, i.e., point-to-point transmission. The bulk traffic transmitted by long distance cables is then passed on, usually by cable lines again, to its final destination. Fiber optic cables, in particular, offer a low-cost means of carrying large amounts of telecommunications traffic. The amount of transmission capacity available over fiber optic cables worldwide has increased substantially over the last few years. Forecasts suggest that the amount of available capacity will increase significantly in the near future. At the same time, the cost of this capacity has decreased significantly and is forecast to decrease further, mainly as a result of new technologies. Telecommunications service providers increasingly use fiber optic cables to provide direct access to international telecommunications networks from businesses located in major cities, especially in industrialized countries.

    Ground-based microwave systems are used with short-range or relayed traffic. These systems disseminate signals in the form of radio waves from an antenna on top of a building or a transmission tower. Microwave systems are particularly well suited for use by local television stations, cellular telephone systems and local access systems which do not need long-range transmission capabilities.

    VHF and UHF have typically been used for analog TV transmission to the home. Although broadcasters are upgrading some of these networks to use digital technology, residential TV reception is increasingly achieved using cable and satellite direct-to-home networks. Traditional copper-based cable transmission networks are also being upgraded with digital subscriber line technologies to allow distribution of multimedia and high speed internet that require large amounts of transmission capacity, as well as conventional telephone.

Satellite Networks

    Geosynchronous fixed communications satellites are located approximately 22,300 miles (35,700 kilometers) above the equator. These satellites circle the earth in one day and therefore appear to remain fixed above the same point of the earth's surface. These satellites can:

    o   receive radio communications from an origination point;

    o   relay those signals over great distances; and

    o distribute those signals to a single point or multiple receivers within the transmission range of the satellite's beams.

    These satellites send these signals using various parts of the electromagnetic spectrum. Commercial satellites commonly use three portions of this spectrum to receive and transmit customers' signals: C-band, Ku-band, and Ka-band. See "Our Satellites".

Advantages of Satellite Networks

    Satellites provide a number of advantages over both cable and microwave systems. For example:

    o Point-to-multipoint transmission capabilities. Geosynchronous communications satellites can broadcast signals to an area as large as one-third of the earth's surface. These satellites are thus well suited for transmissions that must reach many locations over vast distances simultaneously, i.e., point-to-multipoint transmission. These applications include the distribution of television programming to cable operators and television stations. Broadcast or multicast traffic over ground-based transmission channels actually involves multiple point-to-point connections, and is not equivalent to point-to-multipoint capabilities.

    o Geographic flexibility. Customers can technically access a communications satellite from virtually anywhere within the geographic area covered by the satellite's beam. This makes satellite systems extraordinarily flexible for originating communications services, such as the transmission of live news coverage using an on-site truck or the transmission of data from a remote oil field.

    o Rapid deployment of additional capacity. Satellite telecommunications providers can deploy a new satellite in approximately two to three years. Once deployed, satellites provide any user within the satellite coverage area immediate access to the worldwide ground-based telecommunications network, subject to regulatory requirements. By comparison, achieving the same coverage using ground-based means may require many years and larger customer investments.

    o Access to remote locations. Satellites can easily connect remote locations that cannot be connected efficiently or cost-effectively by ground-based transmission systems, such as areas that:

    o   are thinly populated;

    o   contain terrain which makes building a ground-based system difficult; or

    o cannot afford the financial outlay to develop cable- or microwave-based telecommunications infrastructure.

    Satellites offer a cost-efficient platform for the provision of rural telephone or internal network services for multinational corporations operating in less-developed countries or remote regions.

    o Insensitivity to Distance and Number of Locations. Unlike ground-based transmission systems, the cost of satellite services does not increase with distance and increases only marginally based on the number of locations. Accordingly, there are virtually no incremental costs for connecting additional international, national or local customers. Satellites are therefore used in many cases instead of fiber optic or coaxial cables to connect widely distributed users, such as telephone and data networks and private telecommunications networks used by multinational businesses.

    o Seamless transmission. Satellites can broadcast directly to telecommunications service providers and other users. This reduces the number of transmission relays required to reach end users as compared to ground-based delivery of that data. As a result, customers can potentially reduce transmission delay, avoid bottlenecks resulting from peak usage, and enhance transmission speed.

    o Accommodation of asymmetric traffic. Satellite service providers are able to allocate their capacity and price their services to reflect the asymmetric nature of Internet traffic. Inbound requests for Internet information require only approximately 25% of the capacity required for the outbound responding transmissions. In addition, future satellites can be designed from inception to accommodate asymmetric traffic requirements. Operators of ground-based facilities generally charge for full capacity usage for transmissions in both directions.

    Satellite telecommunications services providers and their customers typically evaluate communications satellites based on their technical capabilities, including their coverage, inter-connectivity, power, frequency and reliability. See "Our Satellites".

    Satellite operators provide transponder capacity for specified periods of time. Some satellite operators also provide the services and equipment necessary to establish a complete, or "end-to-end", satellite communications network. These networks may provide service from the point of origination to the termination of a communication or for discrete parts of that communication pathway. The components of a network service of this sort can include:

    o   the satellite relay of the communication in space;

    o   the transmission to or from the satellite by a ground station;

    o the interconnection of the ground station to a private or public ground-based communications network; and

    o the provision of various equipment used for the processing of the communication signal.

    Satellite operators may provide these components or services directly or may lease these components or services from third-party suppliers. Alternatively, they may provide transponder capacity to other companies who then provide these communications services.

    Satellites have cost disadvantages compared to fiber optic cable where cable exists, particularly on heavily cabled routes. Satellites also have an inherent "transmission delay", which is the time taken for signals to reach from the ground to the satellite and back. In our estimation, however, the ability of satellite transmissions to bypass delays induced by congested ground-based infrastructure frequently offsets these disadvantages. Furthermore, continuing improvements to Internet transmission formats for video and audio transmissions using formats compatible with the Internet are improving the efficiency of satellite links when compared to ground-based links.

Competition

    As a global satellite operator, we compete against other global, regional and national satellite operators and with suppliers of ground-based communications capacity. We compete with other satellite operators for both "point-to-multipoint" or broadcast services and for "point-to-point" services, and with fiber optic cable operators principally for "point-to-point" services.

    The three largest global satellite operators are INTELSAT, PanAmSat and SES Global. Several of our many competitors whose operations are principally regional, including Loral and Eutelsat, are currently expanding their operations through acquisitions and alliances in an effort to become global operators. We also compete with a number of nationally or regionally focused satellite operators in each region of the world. Some of these entities provide international connections to supplement their domestic services. Based on our analysis of market trends, we believe that the number of satellite operators may decrease slightly or remain broadly constant, with the ongoing consolidation of the industry which has been under way in recent years offsetting the emergence of any new operators.

    We compete with fiber optic cable operators principally on point-to-point long-distance routes, especially transoceanic routes. The growth in this capacity, particularly across the Atlantic Ocean, and the reduction in prices of that capacity have led some services between major city hubs, including most voice and data traffic and some video traffic, to migrate from satellite to fiber optic. However, satellites remain competitive for signals that need to be transmitted beyond the main termination points of the fiber optic submarine cables. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective. Satellites also remain the medium of choice for broadcast and multicast applications.

    Satellite Operators

    INTELSAT. INTELSAT is one of three companies that we directly compete with in providing global satellite telecommunications services. From 1964 until 2001, INTELSAT operated as an international treaty organization with a mandate to provide satellite capacity on a non-discriminatory basis to countries around the world. It was required to provide nondiscriminatory pricing based on a relatively inflexible tariff manual. In July 2001 INTELSAT privatized into a for-profit, commercial operator.

    Since its original formation, INTELSAT's primary business has been providing satellite capacity for long-distance telephone circuits. Currently, it also provides substantial capacity for video transmission, Internet and other data services. INTELSAT operates 21 satellites, which are principally general purpose satellites designed to provide large areas with capacity for public telephone and other services transmitted between large gateway ground stations. INTELSAT currently has greater resources than we do. INTELSAT also provides substantial technical and financial assistance to prospective customers in developing countries.

    PanAmSat. PanAmSat is another company that we directly compete with in providing global satellite telecommunications services. PanAmSat currently has a fleet of 21 satellites, and plans to launch several additional satellites. PanAmSat has a particularly strong presence in North and South America and has greater financial resources than we do. Currently an 81% controlled subsidiary of Hughes Electronics (which is a wholly-owned subsidiary of General Motors), PanAmSat has announced a pending business combination with EchoStar Communications Corporation, a leading provider of direct broadcast satellite television services in the United States operated through a fleet of six geostationary satellites.

    Loral. Loral, which is also a principal manufacturer of satellites, has acquired interests in a fleet of 10 satellites since 1997 by acquiring Skynet, Orion Network Systems, a 75% stake of SatMex and entering into a joint venture with Alcatel to create Europe*Star. Although it still cannot provide full global coverage, Loral has entered into joint marketing arrangements with other regional and national satellite operators under the umbrella of the "Loral Global Alliance". This has enabled Loral to expand its coverage beyond its principal home markets. We compete with Loral primarily in the North and South American, European, African, Middle Eastern, and trans-Atlantic markets. Loral provides both transponder capacity and bundled services through a network of local subcontractors, and therefore relies on third party providers for many of the services they offer. Loral does offer technical capabilities to maintain equipment at both ends of any given transmission link, which can be attractive to smaller and less-sophisticated customers.

    SES Global. SES Global was created in 2001 through the merger of two regional operators, GE Americom and SES Astra. The company operates 28 satellites of its own and another 13 through joint ventures and alliances. While SES Global is a major global satellite operator, we do not compete directly with SES Global in most markets due to type of services it provides, including U.S. domestic services and direct-to-home consumer video services.

    Regional and Domestic Providers. We compete against a number of regional providers of transponder capacity. These entities include, among others:

    o   Arabsat in the Middle East;

    o Eutelsat in Europe, Africa, the Middle East, and on trans-Atlantic routes;

    o   Measat, AsiaSat, APStar and Shinawatra in Asia; and

    o   Nahuelsat in South America.

These entities are active in regions in which we provide facilities and services. A number of other countries have domestic satellite systems which we also compete against to some extent, although most of our business is international in scope.

    Proposed Satellite Systems

    Other companies have announced plans to operate regional or transoceanic satellite systems. The international satellite communications industry, however, imposes significant barriers to entry. The construction and launch of a satellite comparable to our newest satellites usually takes approximately two or more years and costs approximately $250 million to $300 million. In addition, there are a limited number of orbital positions and frequencies that can be coordinated for use through the International Telecommunication Union. The operation of an international satellite communications system also requires approvals from particular national telecommunications authorities. See the section called "-- Government Regulation". While the trend around the world is to liberalize these regulatory requirements, at present obtaining the necessary authorizations involves significant time, expense and expertise. However, despite all of these difficulties, some potential systems, such as Europe*Star, are already having some competitive effect by competing vigorously on price with respect to future capacity.

    Service Providers

    We also compete against service providers that offer business communications services using satellite capacity provided by other operators. These service providers include AT&T, MCI-Worldcom, Sprint, Globecast, BT and Verestar. Certain service providers also use leased satellite capacity to provide limited services to broadcasters, primarily for ad hoc applications. We also compete in some ways with local Post, Telephone and Telegraph agencies who provide local connection services over the "last mile" between transmissions from major service providers to end user customers.

    Fiber Optic Cables

    The primary use of fiber optic cables is carrying high-volume communications traffic from point to point. Satellite companies generally do not emphasize this market. Based on current trends, we expect that in the future, transcontinental fiber optic cables will carry video signals and other video and audio applications that use formats compatible with the Internet. These services, however, will remain largely for point-to-point traffic, for example from New York to London. Some large transoceanic fiber optic networks involving multiple large destinations such as Global Crossing are being developed or have been announced, although recent bankruptcies among fiber optic cable operators may affect these build-out plans. Fiber optic cables are not, however, well suited for point-to-multipoint broadcast applications, which we believe will increasingly develop with the introduction of Internet applications, such as caching. Fiber optic cables are not readily usable for the transmission of ad hoc events occurring at locations which are remote from a fiber optic connection. Those sorts of events require the use of short-term satellite capacity and transportable uplink ground stations.

                              Government Regulation

    The international communications environment is highly regulated. As an operator of a private international satellite system based in The Netherlands, we are subject to the regulatory authority of the government of The Netherlands and the national communications authorities of the countries in which we operate. We are also subject to regulations promulgated by the International Telecommunication Union.

    We are also trying to secure market access for our services in the countries around the world. This has required us, in some instances, to obtain governmental permissions to provide transponder capacity and other services to customers in those countries. Although we believe we will benefit substantially from the pro-competitive trends informing national regulatory policies, we will need to continue devoting considerable time and resources to these efforts. Under the Agreement on Basic Telecommunications Services, for example, a number of countries that are members of the World Trade Organization committed to open their markets to satellite operators established in other member countries.

    We have assembled a team of regulatory professionals devoted almost exclusively to market access issues. This team prioritizes its continuing efforts by the magnitude of business opportunities in each market. Our fleet provides services in the majority of the world's markets, and we believe that we have obtained all necessary authorizations, permits and licenses for the conduct of our business as whole.

Regulation in The Netherlands

    The State Secretary for Transport, Public Works and Water Management is the governmental body in The Netherlands with primary authority over satellite carriers. The primary source of regulation with respect to telecommunications services providers is the Telecommunications Act. This Act requires operators to have a license to use frequencies within the territory of The Netherlands. We are not required under Dutch law to have a license for the use of frequencies in space, such as the operation of our satellites at the specific orbital locations and upon the frequencies assigned to us. We have, however, obtained and are required to comply with the terms of a Dutch authorization which, among other things, includes a provision designed to prevent the warehousing of orbital locations. We are not required to have a license in The Netherlands to operate a telecommunications network or services, although registration is required with the Dutch independent telecommunications regulatory agency.

    The government of The Netherlands has registered our satellites with the International Telecommunication Union. Accordingly, the government of The Netherlands remains responsible internationally for resolving any allegations that our satellites are causing harmful interference to other registered wireless systems. Thus, although Dutch law provides no specific framework for satellite licenses, we work closely with the State Secretary to ensure that we comply with International Telecommunication Union regulations and any other obligations resulting from international telecommunications agreements or treaties to which The Netherlands is a signatory.

    The government of The Netherlands has authorized us to provide satellite services on specified frequencies from the following ten orbital positions:

          o 57(degrees) East;              o 319.5(degrees) East;

          o 183(degrees) East;             o 338.5(degrees) East;

          o 95(degrees) East;              o 235(degrees) East;

          o 227(degrees) East;             o 239.2(degrees) East;

          o 233(degrees) East;             o 255(degrees) East.



Other National Telecommunications Authorities

    Regulation in the United States

    Regulation of Satellite Use. The Federal Communications Commission (FCC) is the governmental agency in the United States with primary authority over all satellite operators that want to access that market. In the case of non-U.S. satellite operators, such as ourselves, the FCC does not grant any licenses directly to the satellite operator. Instead, the FCC regulates the ability of ground stations in the United States to communicate with the satellites operated by the non-U.S. company.

    In March 2001, the FCC granted our request for full authority to serve customers in the U.S. market. During the first two and one-half years of our independent commercial operations, the FCC had addressed concerns that we could have unfair competitive advantages over U.S. commercial satellite operators. During that period, they allowed U.S. ground stations to communicate with our satellites for a limited time frame. In addition, a U.S. law effective March 2000 required the FCC to consider certain criteria in determining whether we could continue to serve the U.S. market. We believe that, as a result of the FCC's action applying that law in March 2001, we now are able to serve our U.S. customers on a comparable basis to all other commercial satellite operators authorized to serve the U.S. market.

    Export License Requirements. U.S. companies and companies located in the United States must comply with U.S. export control laws in connection with any information, product, or materials that they provide to us if those items relate to:

    o   satellites;

    o   parts;

    o   components;

    o   associated equipment or related data; or

    o   the provision of transponder capacity;

to the extent U.S. law regulates these materials, products, or information. Since we are a non-U.S. company, we are required to obtain, or arrange to have obtained, from the United States government both technical data export licenses and, in connection with any materials that we purchase, hardware export licenses to obtain those goods.

    The Office of Defense Trade Controls of the U.S. Department of State approved appropriate licenses in connection with the construction of our space operations center in The Netherlands. We have arranged to obtain licenses for the equipment and the software that we installed in the center, as well as a license for the on-going provision of information to the center. In addition, we or the manufacturers of our satellites will have to receive new or amended licenses with respect to each new satellite we procure from the United States, including NSS-7, NSS-6 and NSS-8.

    Other Governmental Authorities

    In many of the other countries that our satellites can serve, we are subject to national communications and/or broadcasting laws. While these laws vary from country to country, national telecommunications regulatory authorities generally have not required us to obtain licenses or regulatory authorizations in order to provide transponder capacity to authorized entities.

    Many countries have liberalized their national communications market. These developments allow multiple entities to:

    o seek authorizations to provide transmission services for their own use or for third party use,

    o   own and operate ground stations, and

    o   choose a provider of satellite capacity.

    Many countries allow authorized telecommunications providers to own their own transmission facilities and purchase satellite capacity without restriction. In these environments, we may provide services through one or many authorized carriers or to customers further down the distribution chain.

Other countries, however, have maintained strict monopoly regimes or have regulated the provision of services within their borders. In these countries, business end user customers may be required to access our services through a single, government-owned or privatized entity. Customers may not be permitted to access our satellites at all. In these markets, one entity, often the Posts, Telephone and Telegraph authority may hold a monopoly on ownership and operation of ground station facilities. Alternatively, it may hold a monopoly on the provision of communications and broadcasting services to, from and within a country, including via satellite. In order to provide services in these environments, we may need to negotiate an operating agreement with that entity that describes the types of services offered by each party, the contractual terms for service and each party's rates. Depending on the national regulatory requirements, these operating agreements may require that customers obtain our services through the monopoly authority alone at a pre-arranged markup, with all associated ground services provided by that entity, or may allow customers to own and operate their own facilities but require them to purchase our services through that entity at a rate reflecting the pre-arranged markup.

    In order to provide satellite space segment capacity in Mexico, a concession must be granted by the Mexican government to a Mexican majority-owned company. The Mexican government may interpret its international commitments so that any such concessions may not be granted before 2003. Our Mexican affiliate (in which we hold a minority interest) has recently filed the applications required to obtain the relevant concession. Because of the dispute with regard to the 105 W.L. orbital location (See below, Current Regulatory Issues) and the status of the market, we do not anticipate that the Mexican government will grant our applications before 2003. Until the applications are granted, we will be unable to sell our space segment to Mexican customers from our existing or planned satellite fleet.

    Notwithstanding the wide variety of regulatory regimes existing in the countries where we currently provide service, we believe that we comply in all material respects with all applicable laws and regulations governing our operations.



International Telecommunication Union

    Under current international practice, satellite systems are entitled to protection from harmful radio frequency interference from other satellite systems and other transmitters in the same frequency band only if the operator registers the orbital location, frequency and use of the satellite system on the International Telecommunication Union's Master International Frequency Register. Nations are required to register their proposed use of orbital positions with the Radiocommunications Bureau of the International Telecommunication Union. This ensures that there is an orderly process to accommodate each country's orbital positions needs. After a nation has advised the Radiocommunications Bureau that it desires to use a given frequency at a given orbital position, other nations notify that nation of any use or intended use that would conflict with the original proposal. These nations are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. In our case, the government of The Netherlands takes responsibility for filing and coordinating our orbital positions with the International Telecommunication Union and with the national administrations of other countries. If the countries resolve all disputes, the member governments are formally notified and the frequency use is registered. Following that notification, the registered satellite networks are entitled under international law to interference protection from subsequent or nonconforming uses.

    The Radio Regulations Board has no effective dispute resolution mechanism in cases of a continuing dispute. Accordingly, if the nations cannot agree on a resolution, a nation will not be entitled to invoke the protections in the International Telecommunication Union's rules against harmful interference if that nation decided to operate a satellite at the relevant orbital location without completing the coordination process. While the International Telecommunication Union has no authority to force countries to comply with its regulations, a country that places a satellite or any ground station into operation without completing coordination and notification:

    o   would have to respond to complaints related to interference;

    o would not be entitled to seek the assistance of the Radiocommunications Bureau in resolving complaints relating to interference;

    o   would be vulnerable to interference from other systems; and

    o might have to alter the operating parameters of its satellite if the International Telecommunication Union found that the satellite caused harmful interference to other users already entered on the International Frequency Registry.

    Because only nations have full standing as International Telecommunication Union members, we must rely on the government of The Netherlands to represent our interests there, including obtaining new orbital positions on resolving disputes related to the International Telecommunication Union's rules and procedures.

    Under the International Telecommunication Union radio regulations, the government of The Netherlands reserved on our behalf the right to use the two unoccupied orbital positions we received when we began commercial operations -- 95o East and the Ka-band frequencies at 338.5o East -- for six years from the date of advance publication. This period can be extended to nine years. As a consequence of revisions to the International Telecommunication Union radio regulations made in 1997, however, the government of The Netherlands reserved on our behalf the right to use certain additional orbital positions, including five orbital positions we acquired after we began independent operations -- 255o East, 239.2o East, 235o East, 233o East and 227o East -- for only five years from the date of advance publication. This period can be extended to seven years for good cause. If we exceed the time allotted for our reservation of any of our orbital positions, the home country of another satellite service provider could then reserve it. If we experienced a launch failure with NSS-6 or any other future satellite, it could inhibit our ability to use one or more of our orbital locations within the time allotted.

    All of the registrations for our satellites are or will be subject to the International Telecommunication Union coordination process. We believe that we have "date priority" with respect to the frequencies we currently use at all of our operational positions and, for specified frequencies, all but two of our currently empty positions referred to above. The two orbital positions where we do not have date priority are 227o East (133o West) and 233o East (127o West), where we believe that we have first priority use of the specified downlink frequencies but only second priority use of the specified uplink frequencies. Although we have second priority use for these two orbital positions, we believe we may eventually be able to use these locations. With respect to our orbital positions over the Americas, we have requested the government of The Netherlands to begin the International Telecommunication Union coordination process. We understand that it has initiated coordination activities with some North American administrations.

Current Regulatory Issues

    We are currently addressing regulatory issues relating to the following matters:

o We face a number of coordination issues with respect to our future plans to launch new satellites. We need to finish coordination of the NSS-6 satellite to the extent its performance characteristics differ from the KTV satellite, which had been coordinated by INTELSAT prior to transfer of our assets to us. We need to coordinate the NSS-8 satellite, which we plan to deploy at the 255(degree) East orbital position, with other satellite operators with rights to adjacent orbital positions. If a dispute arises during the course of any coordination process or subsequently regarding the interpretation of an existing coordination agreement, it could impact our expected revenues from the relevant satellite by delaying launch or constraining use of its full capabilities.

o The Mexican government has contested our priority to deploy the NSS-8 satellite at the 255(degree) East orbital location, claiming that its proposed Morelos C-1 satellite should operate there. While we believe the Mexican government's claim to be insupportable under the relevant International Telecommunication Union rules and procedures, if the dispute is not resolved it is possible that our rights to provide services from NSS-8 in Mexico could be unduly delayed.

o We also face additional issues that relate to our intention to move an in-orbit satellite between orbital positions. When we move NSS-803 to the Pacific Ocean region to replace NSS-513, we will be required to coordinate NSS-803 to the extent that its characteristics differ from NSS-513.

o A limited number of the transponders on our satellites, including NSS-803 and NSS-806, can operate in what is termed "extended C-band" frequencies. These uplink and downlink frequencies are in the upper and lower portions of the C-band frequency spectrum. Until recently, ground-based operators and satellite operators worldwide shared these frequencies on an equal basis. Recently, however, national administrations in both North America and Latin America have reallocated the associated downlink frequencies for primary use by ground-based operators. As a result, in the event of any harmful interference to our customers' earth stations on these "extended C-band" frequencies from ground-based operators, we will not be entitled to interference protection in these countries. In addition, one or more administrations may refuse or limit licenses for new ground stations using all or some of the "extended C-band" frequencies. If more countries reallocate frequencies in this manner, the operation of a few of our transponders may be curtailed in those countries. This could marginally decrease related revenues and could preclude optimal and complete use of our satellites in the extended C-band frequencies.

o Our International Telecommunication Union registrations with respect to two of the orbital positions that we have registered to use, 227o East and 233o East, give us only second priority of use. Although we intend to open discussions with the country that has first priority use for both orbital positions, pursuant to which we hope to obtain the right to use these orbital positions, we may not succeed in doing so.

o In some cases, other satellite operators with imperfect or subordinate rights under the International Telecommunication Union rules have sought to bring satellite systems into operation at orbital locations and frequencies that would be technically incompatible with the orbital locations and frequencies for which we have secured rights but from which we do not yet operate our own satellite system. We believe that in principle, the rights of these other satellite operators are insufficient to displace our priority rights to use our vacant orbital positions. However, in fact if another operator brings a satellite system into operation at an interfering orbital location or frequency before we bring our own satellite system into operation at such location, then it is possible that asserting our legal rights would take substantial time and effort and that service from the affected orbital location could be delayed in specific markets for as long as the dispute remains. In some cases, this could have a material adverse impact on our expected revenues from the relevant satellite by delaying launch or constraining use of its full capabilities.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following should be read together with Item 3 "Selected Consolidated Historical Financial Data" and our consolidated financial statements and the accompanying notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with U.S. GAAP.

Overview

    We are a global satellite telecommunications company that owns and operates six in-orbit satellites and other assets, and has two additional satellites under construction. We provide satellite-based transponder capacity for the transmission of video signals, data traffic, Internet access services and, to a lesser extent, voice services. We also offer ground-based services in conjunction with our satellite capacity in order to provide our customers with end-to-end communications services for certain applications.

Revenues

    In 2001 we had revenues of $209.0 million. We earn revenues by providing transponder capacity, or a combination of transponder capacity and terrestrial facilities and services, to customers to allow them to transmit and receive signals using our satellites. We currently provide transponder capacity on both fixed-term and occasional-use bases. We recognize revenues from fixed-term transponder agreements on a straight-line basis over the period of the agreement. We recognize revenues from occasional-use contracts in the period that the services are delivered.

    The following chart presents our estimate, based on our analysis of frequency plans supplied by our customers, of the percentage of our total revenues in 2001 attributable to each of the three broad categories of content for which our customers used our services.

                                [GRAPHIC OMITTED]

    Video transmission represented our largest source of revenues in 2001, and we expect that video transmissions will continue to be our largest source of revenues in 2002. Similarly, data services have contributed, and we expect will continue to contribute, a substantial portion of our revenues. Over the past two years, Internet connectivity and other transmissions using Internet formats have contributed a significant and growing portion of our new business revenues, causing that component of our total revenues to increase substantially. We expect continued demand for our Internet connectivity solutions in 2002. Voice services contribute a modest amount to our revenues. While there is a general trend toward the use of fiber optic networks for voice services, we are continuing to see demand for satellite-based voice networks in certain regions. We expect that this segment will continue to contribute to our revenues over time, although possibly at declining levels.

    Revenue Drivers

    The primary drivers of revenues in the satellite communications industry are the supply of suitable capacity - i.e., capacity that is capable of providing the desired communications links between different points - and the level of demand for that capacity.

    The supply of suitable capacity is driven by two principal factors:

    o the availability of unused existing satellite capacity and the launch of new satellites; and

    o the availability of capacity offered by ground-based competitors that is suitable for serving a given communications requirement.

    Both we and our competitors build and launch new satellites to replace existing satellites or to provide new geographic or frequency coverage. Because the entry into service of any new satellite can add a significant amount of capacity, the increase in supply can outstrip the increase in demand for some period following launch. We try to mitigate this risk by selling the capacity of a new satellite to customers before it is launched and by employing a business model that makes reasonable assumptions about the speed with which we will be able to sell capacity on a new satellite. More generally, we try to mitigate the risk of over-supply of satellite capacity by designing satellites with better performance characteristics than other satellites. Additionally, we design new satellites with flexibility to address different markets in a dynamic manner as demand patterns shift, while focusing our new capacity on regions and communications routes with high demand.

    We also try to mitigate the risk of over-supply of satellite capacity by enhancing the attractiveness of our satellites to potential customers in other ways, such as through the creation of a video distribution "neighborhood." If a satellite carries video content that is in high demand, then an increasing number of ground-based receiving antennas will be dedicated to that particular satellite to receive the popular video signal. If a high number of receiving antennas are installed to receive the signal from the satellite, then the satellite has created a "neighborhood" that is desirable to other broadcasters of video content because a large number of their potential customers already have antennas dedicated to that satellite. Accordingly the remaining available capacity on that satellite that can serve the neighborhood becomes more desirable to the satellite operator's customers and prospective customers.

    As noted above, the second source of supply is ground-based competitors, such as fiber optic networks. Where fiber optic networks exist, and when new networks are brought into service, they typically are able to provide large amounts of bandwidth at low rates.

    Fiber capacity and satellite system capacity, however, are not perfect substitutes. The ability to provide desirable communications links between different points (for example, between two major commercial cities) is driven by the design of a satellite- or ground-based network. Capacity only can be used for transmissions in the particular communications routes or areas that it connects. We call the ability to provide transmission capacity between different places "connectivity", and the desirability of a given connectivity drives the value of that particular capacity. The connectivities of a satellite network are determined principally by the geographic coverage of the satellites and the frequencies in which they transmit signals. The connectivities of a ground-based network are determined principally by the geographic route along which it travels, such as a cable between New York and London. A ground-based network can only transmit a signal along the route that it physically travels, which we call "point-to-point" connectivity. A satellite network has the advantage of being able to connect multiple points with a single transmission due to the redundancy of the signal within the coverage area, which we call "point-to-multipoint" connectivity.

    We try to avoid competing with ground-based networks by focusing on regions where such networks are not available, and on services (particularly point-to-multipoint services) where satellites enjoy a competitive advantage.

    Demand for capacity is driven in part by the specific connectivity and neighborhood served. However, demand is principally driven by general economic conditions. Economic growth fuels demand for capacity as society seeks increasing access to news, entertainment and other forms of media rich content. For example, in healthy economic environments people may purchase more televisions or personal computers. Increased television viewership raises demand for additional video content provided by television broadcasters, which then need to purchase more capacity to transmit their increased programming. Increased personal computer use may increase demand for Internet services provided by local Internet Service Providers, which similarly then need to purchase more capacity to transmit their data packets. Demand for other applications, such as data and telephony services or the establishment of private telecommunications networks used by businesses, also is driven by general economic conditions, both globally and in specific regions. Another key driver of demand for capacity is regulatory access to new markets. As communications markets are liberalized, competition generally increases. Competition, in turn, places downward pressure on prices. As prices decline, a larger number of customers in the newly liberalized markets are able to afford communications services. Declining prices and increased competition, moreover, may encourage consumers to demand improved access to and a broader selection of telecommunications and video services.

    A number of trends that we believe will continue to drive revenues in the short term, such as the continued growth of the Internet, are uncertain. In addition, it is possible that large amounts of capacity, provided by both us and our competitors, could become available to customers at the same time with insufficient demand to consume such capacity. If this were to occur, we could see downward pricing pressure and/or a slower uptake on the capacity we were offering, particularly for capacity that historically had experienced lower levels of demand.

    In the past, our short-term growth has been particularly reliant on our ability to sell the existing unused capacity on our satellites. However, in April 2002 we launched NSS-7 and our current business plan provides for the launch of another satellite in the fourth quarter of 2002 and another satellite in the second half of 2003, and once these three satellites are successfully brought into commercial use our near-term performance should reflect the effects of adding new satellites. Our growth also relies in part on our ability to sell bundled services. These services involve combining our transponder capacity with ground-based services, such as transmission of signals from the earth to a satellite and providing ground-based connections to the Internet. We believe that our ability to provide those services will allow us to address a broader marketplace by supplying services to customers further down the signal distribution chain. We further believe, based on our experience with providing these services, that this will provide us with an opportunity to capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone.

    Pricing also affects our revenues. Various market forces, which differ by region, affect our pricing of transponder capacity. We sell our available capacity at prevailing market prices, which vary with the connectivity and neighborhood, the amount of capacity required and the duration of the service under contract. In general, we price contracts of shorter duration and for less capacity on a higher cost-per-unit capacity basis than contracts of longer duration and for more capacity. In 2001 and 2000, we observed increased customer demand for contracts of smaller capacity requirements, typically of 1-2 MHz, and with a duration of three years or less. Prior to 1999, our contracts generally had an average duration of 5 years. The majority of these contracts were for video transmission that, for the most part, were for capacities of 18 MHz or greater.

    We continue to market and sell long-term contracts to our video and data customers. Video agreements tend to be longer in length, stemming from broadcasters' need for dedicated full-time satellite transmissions for news, sports and entertainment programming segments. Based on our experience, we believe that Internet customers tend to want shorter-term contracts in order to maintain flexibility, and they are willing to pay higher prices for this benefit. In addition, some customers may not be able to afford large, longer-term commitments. We anticipate that, consistent with our prior experience, a number of these Internet customers will increase the amount of our capacity they use as their businesses grow, although other customers may not renew contracts for various reasons. Under the new contracts we concluded from the time we began independent operations until December 31, 2001, we sold all services for our station-kept satellites at an average rate which was approximately 70% higher than the average historical rate of our backlog at the time we began independent operations.

    The following chart sets forth the geographic source of our revenues in 2001, based on the billing addresses of our customers. Many of our customers purchase capacity to provide services outside of their home country. As a result, this distribution may not reflect actual traffic flow on our satellites.

                               [GRAPHIC OMITTED]

    Over 90% of our revenues in 2001 were generated from customers located in North America, Europe, India and the Middle East, and Latin America. We believe, based on our analysis of market trends, that we will continue to see significant revenue growth from these regions as we augment our existing capacity with our newest satellite launched in April 2002 and our two other satellites under construction. While we will continue to market our services in all geographic markets, we expect that revenues from customers in Asia Pacific will form a greater proportion of our revenue mix in the future, as we launch one new satellite to serve this region and re-deploy an existing satellite into the region.

    Expenses

    Our ongoing operating expenses include our cost of operations, selling, general and administrative expenses and depreciation. Our cost of operations includes costs associated with:

    o tracking, telemetry, control and payload management operations for our satellites;

    o fiber optic and teleport services associated with the provision of bundled services;

    o   market access fees; and

    o launch and in-orbit insurance for our satellites and the costs associated with our own operations and engineering infrastructure.

    Selling, general and administrative expenses include costs associated with:

    o   our sales and marketing and administrative staff;

    o   travel, office and occupancy costs; and

    o   other related expenses.

Depreciation includes the costs associated with the depreciation of capital items, principally our satellites.

    During 1999, our tracking, telemetry, control and payload management functions were performed by INTELSAT under contract. In 2000, we began to perform our own payload management operations for all of our satellites and during 2001 we successfully assumed operational control for the NSS-703, NSS-803 and NSS-806 satellites. We are currently fully monitoring and operating these satellites using our own tracking, telemetry and control facilities, and we expect that our ongoing net savings will be reflected in the results of operations in 2002. We have incurred additional staff and support costs to accommodate these activities in-house. We will continue to incur third-party costs for tracking, telemetry and control functions for two of our satellites, NSS-K and NSS-513, until the end of their respective service lives. These two satellites are expected to be taken out of service in 2002, at which time those external costs will be discontinued. Following its launch in April 2002 and subsequent in-orbit testing, we assumed operational control of NSS-7 on May 30, 2002, and since that date have conducted the tracking, telemetry and control and monitoring for that satellite from our own facility. Once delivered to us in-orbit, we also will perform tracking, telemetry, control and monitoring of our other new satellites, NSS-6 and NSS-8.

    We believe that our bundled services provide us with an opportunity to capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. In order to provide bundled services, however, we generally must incur additional third party ground infrastructure costs. Accordingly, we may witness an incremental rise in these expenses in 2002. To a significant extent, however, these costs are correlated with actual services and can be scaled to reflect actual sales success.

    We believe that we have achieved a critical mass with respect to our operations and staff, with the result that we do not anticipate significant increases in selling, general and administrative expenses in the near term (other than the full-year effect in 2002 of staff and other expenses first incurred during 2001). To the extent that our operations and sales infrastructure is in place, we consider this aspect of our business to represent a largely fixed cost. Depreciation is our single largest expense. Because we depreciate our satellites on a straight-line basis over their anticipated commercial lives, depreciation expense is generally constant from year to year unless we launch a satellite or a satellite reaches the end of its depreciable life. Our plans for 2002 include launching two new satellites and potentially taking two existing satellites out of service, which is expected to result in a significant net increase in depreciation expense beginning later this year and continuing through subsequent periods. In addition to the satellite we launched in April 2002 and the satellite we expect to launch in the fourth quarter of this year, we expect to launch our NSS-8 satellite in 2003. This new satellite will require significant capital expenditures and will further increase depreciation charges once it is placed into service. Depreciation on a satellite starts when it enters operational service, which begins upon successful completion of in-orbit testing, typically 45 days after launch. As we add new satellites to our fleet, we will also incur additional costs for launch insurance and in-orbit insurance.

Change in Depreciable Lives of Three Satellites

    Effective July 1,1999, we adopted new depreciable lives for three of our satellites, NSS-703, NSS-803, and NSS-806. The previous depreciation policy had been to apply depreciable lives ranging from seven to eleven years. Based on engineering estimates and previous industry experience that satellites historically generate revenues for longer periods than their minimum contractual orbital design lives, we extended the depreciable lives of these three satellites by between two and three years each. This extension of lives reduced our depreciation expense in 1999 by $8.0 million ($5.2 million after taxes).

    We did not change the life of the NSS-513 satellite because it was fully depreciated. Additionally, we did not change the life of NSS-K because this satellite had experienced an anomaly, which had reduced its estimated life to its orbital design life of June 2002.

Termination of the KTV Satellite Contract

    During 1999, we terminated a contract for the construction of the KTV satellite and recorded as other receivables $51.5 million relating to amounts paid for its construction. In 2001, the Company received a reimbursement of payments previously made for the construction and program management of the satellite totaling $53.3 million. Previously capitalized interest and program management costs on this satellite program, totaling $15.5 million, were charged to income during 1999. We used the launch vehicle originally procured for KTV to launch our NSS-7 satellite in the second quarter of 2002. Accordingly, it remained on our balance sheet as an asset until it was used, classified as construction in progress with a value of approximately $113.7 million at December 31, 2001.

Backlog

    We provide customers with satellite transponder capacity for contract periods varying from less than one year to fifteen years. At December 31, 2001, we had a contractual backlog for future services of approximately $630 million. Of our current backlog, which we cannot recognize as revenue until we actually perform the services, approximately $517 million relates to obligations provided under non-cancelable agreements. The remaining backlog relates to lower-valued contracts for preemptible capacity that have cancellation options, subject to the payment of early termination penalties. As of December 31, 2001, the average remaining duration of our contracted backlog, based on a simple average of our order book, was approximately three years, reflecting the trend toward shorter duration contracts principally for Internet-related transmissions.

Results of Operations

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by revenue and expense items identified in our statements of operations.

                                                 Year Ended December 31,
                                         2001             2000             1999
                                         ----             ----             ----
Statement of Operations Data:
Revenues.................................100%             100%             100%
Expenses:
  Cost of operations..................... 25               24               23
  Selling, general and administrative.... 18               18               15
  Depreciation and amortization.......... 36               35               53
  Termination of KTV satellite contract.. --               --               12
Total expenses........................... 79               77              103
Operating income (loss).................. 21               23               (3)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

    Revenues. Our revenues increased by $10.7 million, or 5%, to $209.0 million in the year ended December 31, 2001 from $198.3 million in the year ended December 31, 2000. Our 2000 revenues include the positive impact of a $19.7 million exceptional one-time contract termination payment made by one customer. Excluding this one-time payment recorded in 2000, our 2001 revenues increased 17% from $178.6 million in 2000. The increase in revenues is attributable to the success in increasing the fleet-wide average yield per transponder and an increase in the fill rate of our station-kept satellite fleet to 65% at December 31, 2001 from a 63% fill rate at December 31, 2000. Fill rate is defined as the number of our revenue-generating transponders (expressed in 36-MHz-units) divided by our fleet-wide station-kept transponder capacity (expressed in 36-MHz-units). The increase in the fleet-wide average yield per transponder is a result of our market-based pricing strategy as compared to the pricing we inherited at the time we commenced independent commercial operations, our willingness to enter into contracts for smaller units of capacity and for shorter duration, and our ability to offer value-added services.

    Cost of operations. Our cost of operations increased $4.5 million, or 10%, to $51.5 million for the year ended December 31, 2001 compared to $47.0 million for the year ended December 31, 2000. As a percentage of revenue, our cost of operations remained relatively unchanged at 25% for the year ended December 31, 2001 compared to 24% for the year ended December 31, 2000. Excluding the net impact of a one-time exceptional payment to us that was recorded in the third quarter 2000, cost of operations as a percentage of revenues was 26% in 2000. In absolute terms, the net increase in our cost of operations of $4.5 million relates to the continued development of the engineering and operational worldwide infrastructure, including the development of our terrestrial infrastructure.

    Selling, general and administrative. Our selling, general and administrative expenses increased $3.9 million, or 11%, to $38.7 million in the year ended December 31, 2001 from $34.8 million in the year ended December 31, 2000. This increase resulted primarily from the full year effect of our continuing expansion of our sales, marketing and support staff required to fully exploit the unused capacity of our existing satellites. We employed 261 full-time employees as of December 31, 2001 compared to 219 full-time employees as of December 31, 2000.

    Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). Our EBITDA increased by $2.3 million, or 2%, to $118.8 million for the year ended December 31, 2001 from $116.5 million in 2000. Excluding the $19.7 million one-time exceptional contract termination payment received in the third quarter 2000, EBITDA increased by $22.0 million, or 23%. The increase in EBITDA is largely attributable to increased revenues in 2001 offset in part by the planned expansion of marketing and support staff and overall build up of the corporate and terrestrial infrastructure required to fully exploit the unutilized capacity of our existing satellites.

    As a percentage of revenues, EBITDA decreased to 57% for the year ended December 31, 2001 from 59% for the year ended December 31, 2000. Excluding the one-time termination payment, EBITDA as a percentage of revenues improved 3% from 54%. You should not consider EBITDA in isolation as an alternative to financial data determined in accordance with generally accepted accounting principles.

    Depreciation and Amortization. Our depreciation and amortization expense increased $5.4 million, or 8%, to $75.3 million for the year ended December 31, 2001 from $69.9 million for 2000. This increase was due to the increase in the depreciable assets as a result of the completion of the construction of our satellite operations center in The Hague and our Washington D.C. mediaport and the full year effect of amortization of goodwill relating to the acquisition of New Skies Networks Pty Ltd. on March 31, 2000. Effective January 1, 2002, we adopted SFAS No. 142 and, in accordance with the standard, stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. See the section called "-- Recently Issued Accounting Standards".

    Interest and other income, net. Net interest income increased $6.5 million, or 260%, to $9.0 million for the year ended December 31, 2001 from net interest income of $2.5 million in 2000. The increase in the overall interest income was primarily due to the investment of unexpended proceeds arising from our initial public offering completed in October 2000 and reimbursement of $1.8 million of KTV project management costs as a part of the arbitration judgement.

    Income tax expense (benefit). Our income tax expense increased $1.9 million, or 11%, to $19.4 million for the year ended December 31, 2001, from $17.5 million in 2000. The increase was due primarily to the increase in our taxable income.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

    Revenues. Our revenues increased by $62.8 million, or 46%, to $198.3 million in the year ended December 31, 2000 from $135.5 million in the year ended December 31, 1999. This increase is attributed to an increase in the fill rate of our station-kept satellite fleet to 63% at December 31, 2000 from a 58% fill rate at December 31, 1999, the success in migrating the inherited inventory of below average price contracts to higher market-based rates, and receipt of an exceptional one-time early termination payment resulting in the net impact of $19.7 million in the third quarter and the subsequent resale of substantially all of this capacity. New agreements were at prices that were considerably higher than our inherited backlog as a result of our market-based pricing strategy as compared to the pricing inherited from INTELSAT, our willingness to enter into contracts for smaller units of capacity and for shorter duration, and our new ability to offer value-added services.

    Cost of operations. The cost of operations increased $16.0 million, or 52%, to $47.0 million for the year ended December 31, 2000 compared to $31.0 million for the year ended December 31, 1999. As a percentage of revenue, our cost of operations remained relatively in line at 24% for the year ended December 31, 2000 compared to 23% for the year ended December 31, 1999. Excluding the net impact of a one-time exceptional payment to us that was recorded in the third quarter 2000, cost of operations as a percentage of revenue were 26%. This increase resulted primarily from the continued development of the engineering and operational worldwide infrastructure, including the development of our terrestrial infrastructure, integral to the provision of value added services. Additionally, the increase in our cost of operations resulted from, in part, the back-up monitoring activity associated with the transfer of payload management operations from INTELSAT to our payload operations center in The Hague.

    Selling, general and administrative. Our selling, general and administrative expenses increased $14.1 million, or 68%, to $34.8 million in the year ended December 31, 2000 from $20.7 million in the year ended December 31, 1999. As a percentage of revenue, these expenses increased 3% to 18% in the year ended December 31, 2000 from 15% in the same period in 1999. This increase resulted primarily from the continuing expansion of our sales, marketing and support staff required to fully exploit the unused capacity of our inherited satellites and increased costs relating to information systems projects undertaken by third-party contractors at our request. For example, we employed 219 full-time employees as of December 31, 2000 compared to 103 full-time employees as of December 31, 1999.

    EBITDA. Our EBITDA increased by $48.1 million, or 70%, to $116.5 million for the year ended December 31, 2000 from $68.4 million for the same period in 1999. As a percentage of revenues EBITDA increased to 59% for the year ended December 31, 2000 from 50% for the year ended December 31, 1999. The increase in EBITDA is largely attributable to increased revenues in 2000 offset in part by the planned expansion of marketing and support staff and overall build up of the corporate infrastructure required to fully exploit the unutilized capacity of the inherited satellites. Excluding the net impact of a one-time exceptional payment to us that was recorded in the third quarter 2000, EBITDA increased by $28.4 million, or 42%.

    For 1999, we also calculated EBITDA (adjusted) to exclude a one-time charge of $15.5 million arising from the decision to terminate the KTV satellite construction contract. See the section called "-- Termination of the KTV Satellite Contract". For the year ended December 31, 2000, EBITDA (adjusted) increased by $32.6 million, or 39%, to $116.5 million from $83.9 million in 1999. EBITDA (adjusted) margin for 1999 was 62%. You should not consider either EBITDA or EBITDA (adjusted) in isolation as an alternative to U.S. GAAP financial data.

    Depreciation and Amortization. Our depreciation and amortization expense decreased $2.1 million, or 3%, to $69.9 million for the year ended December 31, 2000 from $72.0 million for the same period in 1999. This decrease was due to the extension of the depreciable lives of three satellites effective July 1, 1999, partially offset by two other factors: an increase in the depreciable assets as a result of the completion of the construction of the payload operations center and the acquisition and refurbishment of a ground station in the United States; and the amortization of goodwill relating to the acquisition of New Skies Networks Pty Ltd. See the section called "-- Recently Issued Accounting Standards".

    Interest and other income, net. Net interest income increased $2.3 million, to $2.5 million for the year ended December 31, 2000 from net interest income of $0.2 million for the same period in 1999. The increase in the overall interest income was due to the investment of proceeds arising from the initial public offering completed on October 10, 2000, slightly offset by the lower level of financed construction-in-progress and the related level of capitalized interest experienced in 2000 as compared to 1999.

    Income tax expense (benefit). Our income tax expense increased $18.7 million, to $17.5 million for the year ended December 31, 2000, from an income tax benefit of $1.2 million in the same period in 1999. The increase was due primarily to the increase in our taxable income.

Liquidity and Capital Resources

    Our liquidity requirements arise principally from the need to:

    o fund capital expenditures for the construction and launch of new satellites;

    o   finance acquisitions;

    o   expand our business organically; and

    o   fund working capital requirements.

Liquidity

    As of December 31, 2001, our principal sources of funds were cash flows from operating activities, the net proceeds from our initial public offering in 2000 and amounts available under a $300 million unsecured revolving credit facility. At December 31, 2001, all of the $300 million facility was available. Net cash provided by operating activities totaled $130.7 million in 2001, $117.9 million in 2000 and $60.2 million in 1999. We received approximately $256 million in net proceeds from our initial public offering in 2000, and we had cash and cash equivalents of approximately $138 million as of December 31, 2001.

    We intend to use our $300 million facility for capital expenditures, acquisitions and general corporate purposes. We currently can borrow up to $300 million under this facility, although this maximum amount will be reduced to $200 million on December 31, 2003 and further reduced to $100 million on June 30, 2004. The facility must be repaid in full by December 31, 2004. The interest rate on borrowings will vary with LIBOR or EURIBOR and the applicable margin, which will vary with the amount of our indebtedness as a proportion of our EBITDA. The facility also contains customary events of default and financial covenants that relate to our business and regulations that affect us.

    We have never drawn any amounts under our $300 million credit facility, and amounts outstanding on our previous $100 million credit facility never exceeded $20 million at any time. We repaid outstanding amounts using operating cashflows.

    On November 30, 1998, we signed a promissory note payable to INTELSAT for $22.0 million. This note was intended to reimburse INTELSAT for the costs associated with establishing our company. We repaid this loan in full during the fourth quarter of 2000.

    As our business is generally not seasonal, we have little need for short-term borrowings to finance normal operations.

    As of December 31, 2001, we had approximately $42.0 million of trade receivables outstanding. Approximately 60% of these receivables arose in connection with the contracts reflecting terms and conditions that INTELSAT assigned to us. Pursuant to its policy, INTELSAT sold capacity with credit terms that included making payments quarterly in arrears. The agreements we have entered into ourselves generally require payment monthly in advance.

    In September 2001, we received payment of a long-term receivable of $51.5 million which we had recorded on our books in 1999 in connection with the termination of the KTV contract.

    Our cost of satellite construction includes an element of deferred consideration to the satellite manufacturers called "satellite performance incentives". We are contractually obligated to make these payments, representing 2-6% of the overall contract price for our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites so long as those satellites continue to meet contractual specifications. We capitalize the present value of these payments as part of the cost of construction of these satellites and record a corresponding liability to the satellite manufacturers. This obligation is then reduced as these satellite performance incentive payments are made.

    We believe that our cash flows from operations, our cash and cash equivalents and funds available under our $300 million credit facility will provide us with sufficient liquidity to meet our current and currently anticipated future financial obligations, committed capital expenditures and other needs through the end of 2002. Nevertheless, we plan to carefully evaluate opportunities to expand our operations. If capital investments exceed expected levels, we may seek additional financing.

Capital Expenditures and Investments

    Cash used in investing activities, representing capital expenditures for satellite construction, launch contracts, launch insurance and other property, was primarily funded using cash flow from operations and, to the extent necessary, borrowings under our old $100 million credit facility. These capital expenditures totaled $222.7 million in 2001, $148.9 million in 2000 and $73.1 million in 1999. We signed a contract for a new satellite, NSS-7, with Lockheed Martin in 1999, which was launched in April 2002. We signed a contract for another satellite, NSS-6, with Lockheed Martin in 2000 and we plan to launch NSS-6 in the fourth quarter of 2002. We also signed a contract for a third satellite, NSS-8, with Boeing Satellite Systems in March 2001. We plan to launch NSS-8 in the second half of 2003.

    We currently anticipate that our capital expenditures for 2002 will be approximately $320 to $350 million, to be financed with a combination of the remaining proceeds of our initial public offering in 2000, borrowings under our $300 million facility and operating cash flow. We expect that these expenditures will consist primarily of:

    o approximately $300 million with respect to the construction and launch contracts for NSS-7, NSS-6 and NSS-8;

    o   payments made to acquire and upgrade ground station facilities; and

    o   costs associated with other expansions of our operations.

    As part of our operational and strategic plan, we plan to launch replacement satellites when existing satellites near the end of their commercial lives. We will also explore the possibility of adding additional satellites to our fleet and evaluate strategic opportunities such as joint ventures and acquisitions. Our business plan calls for the deployment of additional satellites in order to improve the capacity and coverage of our fleet and in order to leverage our fixed costs across more revenue-generating transponders. However, we expect to enter into procurement contracts for new satellites only where we have a demonstrated need for the additional capacity and a sound business case for demand for the particular satellite. We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. We are committed to a long-term growth strategy of enhancing our satellite fleet, and expect that additional deployments will be the product of careful market studies, design taking advantage of technological developments, and intelligent commitment of our capital resources.

    The table below summarizes our contractual obligations and commercial commitments as of December 31, 2001.

                                       --------------------------------------------------------------------------
                                                                Payments Due by Period
                                       --------------------------------------------------------------------------
         Contractual Obligations           Total       Less than 1     1-3 years      4-5 years    After 5 years
          (amounts in thousands)                          year
                                       --------------------------------------------------------------------------
Long-Term Debt                          $       -       $      -       $      -       $      -       $      -
Capital Lease Obligations                       -              -              -              -              -
Operating Leases                            6,505           1,268         1,925          1,023          2,289
Unconditional Purchase Obligations         28,793          11,174        14,346          1,191          2,082
Conditional Purchase Obligations
   (In-progress satellite procurement     300,034         267,252        32,782              -              -
   programs)
Conditional Payment Obligations
   (In-orbit satellite performance         21,830           4,610         7,840          5,204          4,176
   incentives)
Contingent Conditional Payment
   Obligations (In-progress satellite      63,942             854        12,068         10,074         40,946
   performance incentives)
                                       --------------------------------------------------------------------------
TOTAL                                   $ 421,104       $ 285,158      $ 68,961        $17,492        $49,493
                                       ==========================================================================

Taxation

    We are currently in discussions with the Dutch tax authorities to determine the tax basis of the assets contributed to us by INTELSAT. While we have not agreed the final determination of the tax basis of these assets with those authorities, we have made a preliminary valuation of these assets. The difference between the book value of the assets on November 30, 1998 and the estimated initial tax basis of the assets gave rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize this deferred tax asset. Application of the deferred tax asset will reduce our annual tax payments by approximately $1.3 million per year for approximately the next twelve years, based on the average lives of our current satellites. Should the tax authorities agree to a higher initial valuation of the assets as of November 30, 1998, then 35% of the difference between that amount and $750 million would be added to this deferred tax asset provided that recovery is more likely than not.

Currency and Exchange Rates

    All of our major capital expenditures and substantially all of our revenues and operating expenses are denominated in U.S. dollars. Accordingly, we have adopted the U.S. dollar as our functional currency. Transactions in other currencies are translated into U.S. dollars using the rates that were in effect at the transaction date. Since all of our major inflows and outflows are denominated in U.S. dollars, we are not exposed to significant foreign currency exchange risk.

Disclosures About Market Risk

    We are exposed to market risks relating to interest rate changes from time to time. To the extent that we make significant borrowings under our $300 million facility, we will evaluate the appropriateness of using various hedging instruments. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Dutch GAAP Reconciliation Matters

    Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America do not differ in any material respect from those which would have been prepared if we had used accounting principles generally accepted in The Netherlands. Under Dutch law, we prepare annual financial statements in accordance with Dutch accounting principles and file those statements with the Trade Register of the Chamber of Commerce and Industry in The Hague. These accounts are available for inspection at our executive offices.

Recently Issued Accounting Standards

    In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives must be amortized and that goodwill and intangible assets with indefinite lives shall not be amortized, but, rather, shall be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle which is charged to income. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. We have adopted SFAS No. 142 with effect from January 1, 2002 and therefore will stop amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. Goodwill amortization for 2001 approximated $2.5 million and the unamortized book value of goodwill at December 31, 2001 was approximately $20.5 million. We currently are evaluating the provisions of SFAS No. 142 and have not yet determined the effect that adoption of this standard will have on our consolidated financial position. In future periods we may be required to record an impairment loss based on the provisions of SFAS 142, which may significantly influence our result of operations at that time.

    In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The standard is effective for 2003. We currently are reviewing the requirements of this new standard and expect that this standard will not have a material impact on our financial position or results of operations.

    In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for 2002 and generally is to be applied prospectively. The implementation of this standard is not expected to have a material impact on our financial position or results of operations.

    Several new Dutch accounting guidelines became effective January 1, 2001. Generally, these guidelines further align Dutch accounting standards with international accounting standards. The new guidelines did not have a material impact on our financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Our management board manages our general affairs and business. Our supervisory board supervises the management board.

Supervisory Board

    Our supervisory board must approve the resolutions of our management board specified in our articles of association. Our supervisory board also advises our management board. In fulfilling their duties, all members of our supervisory board must serve our best interests and the best interests of the business of our connected enterprises.

    Our articles of association provide that at least three and at most eleven supervisory directors may serve on our supervisory board. Each of our current supervisory directors was elected for a one-year term and can be re-elected without limitation until he or she reaches the age of seventy-two. At our last annual general meeting in May 2002 our shareholders elected nine members to our supervisory board. Under Dutch law, supervisory directors cannot serve as members of our management board.

    The general meeting of shareholders appoints the supervisory directors. Our shareholders choose the supervisory directors at the general meeting from non-binding nominations made by the supervisory board or by shareholders holding 2% or more of our issued and outstanding share capital, and from declarations of availability submitted by a member of the supervisory board who is not otherwise nominated by the supervisory board. The general meeting of shareholders vote on candidates nominated by the supervisory board before voting on any other candidates. The general meeting of shareholders also decides the compensation we will pay the supervisory directors. If we were to become subject to the "structured regime" for large companies in The Netherlands, however, we would be required to amend our articles of association within three years to allow supervisory directors to nominate and appoint the candidates for supervisory directors without shareholder oversight. We will become subject to the structured regime if, for an uninterrupted period of three years, we have more than 100 employees in The Netherlands and they establish and maintain a works council.

    An absolute majority of the votes cast at a supervisory board meeting is required to approve most decisions.

    The business address of each supervisory director is the address of our principal executive office in The Hague. Most of our supervisory board members currently hold ordinary shares or ADSs, and all of them hold some options and rights to acquire shares. See "-- Compensation of Supervisory Board".

    Our supervisory board currently consists of nine members. These supervisory directors are:

Name                                        Age    Position
----                                        ---    --------

Terence Seddon............................  61     Chairman
S.K. Fung.................................  55     Member
Ashok Ganguly.............................  66     Member
Jerry Kolb................................  66     Member
Neelie Kroes..............................  60     Member
Gerd D. Mueller...........................  65     Member
Luigi Ruspantini..........................  62     Member
Claude Seguin.............................  52     Member
Don Wear..................................  55     Member


    Mr. Seddon, 61 years of age, has served as Chairman of the supervisory board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as chief executive officer of Asia Satellite Telecommunications Company Ltd. from 1988 - 1993. Mr. Seddon is a non-executive director of Multitone Electronics plc, a specialist mobile telecommunications product provider.

    Mr. Fung, 55 years of age, has served as a supervisory director since May 1999. He is a citizen of the United States of America. Mr. Fung currently is Managing Director, North Asia of ACNielsen (a VNU N.V. company), a global provider of market information, research and analysis. Previously, he was a director of Media Genesis Limited from 2000 to 2002. From 1999 to 2000, Mr. Fung was managing director of Sage Capital Management and from 1995 to 1999 he was President of NBC Asia and established the Asian operations of NBC. Mr. Fung also served as the Chairman of the Cable and Satellite Broadcasting Association of Asia (CASBAA) from 1997 to 1999, and is still a member of its board of directors. From 1987 to 1995, he was General Manager of TVB International, a leading broadcaster in Hong Kong.

    Dr. Ganguly, 66 years of age, has served as a supervisory director since May 2002. He is a citizen of India. Dr. Ganguly currently serves as the Chairman of ICI India Ltd. and as a Director on the Central Board of the Reserve Bank of India, to which post he was appointed in November 2000. In addition, Dr. Ganguly heads his own company, Technology Network India Pvt Ltd., which focuses on industrial research & development and supply chain management. Dr. Ganguly's principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the board of directors of Unilever N.V. from 1990 through 1997 with responsibility for world-wide research and technology. Dr. Ganguly also currently serves as a non-executive director of British Airways plc, Mahindra & Mahindra and WIPRO Ltd. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985-89) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai.

    Mr. Kolb, 66 years of age, has served as a supervisory director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was vice chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as managing partner of the Chicago office, managing partner of professional services, and chief financial and administrative officer, as well as vice chairman. Mr. Kolb served as a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, containerboard and other paper products, from August 1998 to May 2002.

    Mrs. Kroes, 60 years of age, has served as a supervisory director since May 1999. She is a citizen of The Netherlands. From 1991 to 2000 Mrs. Kroes served as President of Nijenrode University in The Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in The Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in The Netherlands from 1977 to 1981. Mrs. Kroes is a Member of the boards of the following companies: Port Support International B.V. (Chairman), Ballast Nedam N.V., Koninklijke Nedlloyd N.V., Prologis N.V., Corio N.V. (formerly VIB N.V.), Lucent Technologies B.V. and MM02 (non-executive board). She also is an Advisor to Monitor Company.

    Mr. Mueller, 65 years of age, has served as a supervisory director since May 2001. He is a citizen of Germany residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as Executive Vice President and Chief Administrator and Financial Officer of Bayer Corporation, the U.S. wholly-owned subsidiary of Bayer AG, Germany. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly-owned subsidiary of the German company Schott Glas. Mr. Mueller also is a trustee of the Robert Morris University in Pittsburgh and President of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals primarily between the United States and Europe.

    Mr. Ruspantini, 62 years of age, has served as a supervisory director since May 1998. He is a citizen of Italy. Mr. Ruspantini is presently retired after more than 30 years of experience in satellite communications. Prior to his retirement, he served as Assistant to the chief executive officer of Telespazio, a fully owned subsidiary of Telecom Italia, where he was responsible for the definition of the company's multimedia program strategy and implementation. Prior to 1997, Mr. Ruspantini served as Director of the Broadcast Services division of Telespazio and oversaw the production of Television, Business Television and Radio Services to the company's customers in Italy and abroad.

    Mr. Seguin, 52 years of age, has served as a supervisory director since May 1998. He is a citizen of Canada. Mr. Seguin currently serves as President of CDP Private Equity at Caisse de Depot et Placement du Quebec. Previously, he served as Executive Vice-President of Teleglobe, Inc. and as a special advisor to the Board of Teleglobe. Prior to that, he served as Executive Vice-President, Finance and Chief Financial Officer of Teleglobe from October 1992 until 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987.

    Mr. Wear, 55 years of age, has served as a supervisory director since May 2001. He is a citizen of the United States of America. In 2001 Mr. Wear started his own business, Wear Multimedia International. Mr. Wear has spent the majority of his career in the media, television and telecommunications industries, working in legal, regulatory, commercial, business and senior executive positions. From 1997 to 2001 Mr. Wear was the President, International Policy and President, International Networks at Discovery Communications, Inc. From 1993 to 1997, Mr. Wear was Vice President and General Counsel of INTELSAT. Mr. Wear is a member of the Board of Directors of the International Council of the National Academy of Television Arts and Sciences in the United States. He is also a member of several advisory panels, committees and councils dealing with telecommunications- and television-related matters.

Compensation of Supervisory Board

    Each of our supervisory directors receives a quarterly fee. Additionally, each supervisory director is paid a stipend in connection with attendance at, and travel to and from, a supervisory board meeting or a supervisory board committee meeting, and reimbursement in connection with other expenses. The total amount paid to our supervisory directors during 2001 was approximately $0.5 million.

    We have awarded options to acquire ordinary shares to the members of our supervisory board for each year since our inception. We granted 99,970 options to the supervisory directors in aggregate in 1998 and 127,960 options in aggregate to them in May 1999. The general meeting of shareholders approved 1998 and 1999 grants at the annual general meeting held in June 2000. The shareholders must approve all future grants based on a proposed grant presented to them. They can accept, modify or reject this proposal as they see fit. The vesting period for these options is three years and the options have a maximum term of 10 years.

    The exercise price of $7.50 for these options was set at the estimated fair market value at the time they were granted. In establishing the fair market value of the shares, the Supervisory Board utilized an independent valuation performed by KPMG Corporate Finance. Under U.S. GAAP the Company must record a non-cash compensation cost equal to the excess of the market value of the shares at the date of ratification (June 28, 2000) over the exercise price. This compensation cost will be amortized over the vesting period of the option. Using the independent valuation performed by KPMG Corporate Finance, we have determined that the fair market value of these options was $11.00 each on June 28, 2000. Accordingly, we recorded $0.8 million as unearned compensation of which $0.5 million was expensed in 2000 and the remainder was expensed in 2001.

    We also granted options to acquire ordinary shares to the members of our supervisory board in 2002, 2001 and 2000. The exercise price of these options was set at the fair market value as of the date of grant, and the vesting period for these options is three years and they have a maximum term of 10 years. Complete detail of these option grants is set forth in the tables under "-- Outstanding Stock and Stock Options of the Supervisory Board and the Management Board as of May 16, 2002".

    In 2002, our shareholders also approved the grant to the members of our supervisory board of rights to acquire an aggregate of 18,580 ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to nominal value ((euro)0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which are the first, second and third anniversary of the date of grant. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be a member of our supervisory board. As is the case with options, our shareholders must approve any and all proposed future grants of this nature. They can accept, modify or reject this proposal as they see fit.

    We currently have no loans outstanding to members of our supervisory board.

Management Board and Key Staff

    Our management board manages our business and operations, under the supervision of our supervisory board. The general meeting of shareholders appoints members of our management board from binding nominations drawn up by our supervisory board and from nominations made by our shareholders holding 2% or more of our issued and outstanding share capital, pursuant to a mechanism described in our articles of association. This list of binding nominations drawn up by our supervisory board contains at least two nominations for each management board vacancy to be filled. The general meeting can over-ride these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of the issued share capital. If our supervisory board does not nominate anyone for a specific position or their nominee for that position is defeated, the general meeting of shareholders may appoint any candidate duly nominated by a shareholder holding 2% or more of our shares by an absolute majority of the votes cast.

    Our supervisory board may suspend, but not dismiss, any member of our management board. The general meeting of shareholders has the power to lift a suspension. In addition, the general meeting of shareholders may dismiss or suspend any or all members of our management board at any time. A resolution to suspend or dismiss any member of our management board may only be passed by a two-thirds majority of the votes cast representing more than one half of the issued capital, unless the proposal was made by the supervisory board.

    A majority of the members of our management board present or represented at a meeting is required to adopt decisions. Our management board may only adopt valid resolutions by favorable vote when the majority of the members of our management board in office are present or represented at a meeting, provided that the majority shall at least include the vote of the chief executive officer.

    Our management board is vested with the general legal authority to represent us. Any member of our management board, acting severally, is authorized to represent us. Certain decisions of our management board require the prior approval of our supervisory board. Our articles of association identify these decisions as they currently stand.

    Our supervisory board determines the compensation and benefits of the members of our management board.

    The business address of each member of our management board is the address of our principal executive office in The Hague. Each member of our management board currently holds some ordinary shares and/or options. See "-- Compensation of Management Board".

    Our articles of association provide that members of our supervisory board are entitled to represent us in case of conflicts of interest between us and members of our management board.

    According to our corporate purpose, we may arrange financing and may take up loans and provide security for our loans and obligations, as well as for loans and obligations of companies controlled by us, our affiliates or our subsidiaries. This means that our management board and any member of our management board authorized to represent us can bind us vis-a-vis third parties in this respect. This can only be varied by an amendment of our articles of association effecting an amendment to our corporate purpose, or to our representation provision.

    Our management board had seven members until the end of 2001, when our founding Chief Executive Officer stepped down in anticipation of his retirement. As a consequence, as of January 1, 2002 our management board has only six members. The members of our management board are:

Name                                        Age    Position
----                                        ---    --------
Daniel Goldberg..........................   37     Chief Executive Officer
Andrew Browne............................   46     Chief Financial Officer
Timothy Cowart...........................   35     Senior Vice President,
                                                   Business Development
Mary Dent................................   40     General Counsel
Rudo Jockin..............................   45     Senior Vice President,
                                                   Sales and Marketing
Stephen Stott............................   55     Chief Technical Officer

    Mr. Goldberg, 37 years of age, has served as our Chief Executive Officer since January 2002. Prior to that, he had served as our Chief Operating Officer from February 2000, and prior to that time, he had served as our General Counsel since October 1998. Prior to joining us, he worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, Mr. Goldberg was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington D.C.

    Mr. Browne, 46 years of age, has served as our Chief Financial Officer since October 1998. Prior to joining us, he served as Vice President, Chief Financial Officer of INTELSAT. From 1985 to 1995, Mr. Browne worked for Advanced Micro Devices, Inc. in several financial and business capacities and, on leaving, was Director of Worldwide Finance, Sales and Marketing Operations.

    Mr. Cowart, 35 years of age, has served as our Senior Vice President of Business Development since March 1999. Prior to joining us, he worked at PanAmSat as Vice President of Business Development from 1998 to 1999 and as Director of Financial Planning from 1997 to 1998. Prior to that, he worked at Hughes Electronics Corp. from 1995 to 1997 as a senior associate of corporate development, and from 1993 to 1995 he worked at The Geneva Companies, Inc. as an associate vice president.

    Ms. Dent, 40 years of age, has served as our General Counsel since March 2000. Prior to joining us, she was counsel to Goldberg, Godles, Wiener & Wright, a law firm in Washington D.C., from 1996 to 2000. Ms. Dent was also an associate at Goldberg, Godles, Wiener & Wright from 1992 to 1996.

    Mr. Jockin, 45 years of age, has served as our Senior Vice President of Sales and Marketing since February 1999. Prior to joining us, he worked at KPN Telecom in various positions from 1985 to 1999, most recently as Regional managing director for business market sales in the northwest district.

    Mr. Stott, 55 years of age, has served as our Chief Technical Officer since March 1999. Prior to joining us, he worked at INTELSAT from 1985 to 1999, most recently as Director of Satellite Systems Engineering from 1996 to 1999.

Compensation of Management Board

    In 2001 we had seven management board members, including our chief executive officer who retired at the end of the year. Because he was succeeded by another member of the management board, beginning as of January 2002 we have six members on the management board. The aggregate annual base salary compensation that our seven management board members received during 2001 was $2.6 million. The members of our management board are eligible to participate in the company's Employee Annual Incentive Plan. In accordance with the terms and conditions of this plan, in 2001 the chief executive officer was eligible for a 40% bonus, based on annual base salary, and the other management board members were each eligible for a 25% bonus. Contemporaneous with the succession of our chief executive officer, we have amended this plan so that, beginning as of January 1, 2002, certain individual members of the management board (in addition to our new chief executive officer) are also eligible for a 40% bonus based on annual base salary, while other members of the management board remain at the 25% bonus level. Bonus payments depend on our financial results and achievement of individual goals and objectives. In February 2002, the supervisory board approved an aggregate amount of $0.7 million in performance related bonus/incentive compensation for the seven members of our management board for the year 2001, including our retired chief executive officer. Other compensation was provided to the seven members of our management board in the form of pension contributions and company leased cars, totaling $0.2 million in aggregate in 2001.

    We have established a stock option plan with respect to our management and employees. Under this plan, members of our management board and other specified employees may be granted an option to acquire a specified number of ordinary shares. The exercise price for all options issued to date has been between $5.00 and $11.00. The options granted are exercisable for a period of 10 years after the grant date but are subject to vesting or, in certain cases, resale restrictions, as well as other restrictions. Options granted vest (or, where applicable, the resale restrictions are voided) in three equal annual installments. On December 31, 2001 (and adjusting for the share split), the number of options outstanding under this plan was 4,904,302. The total number of unexercised outstanding options held by members of our management board as a group on December 31, 2001 was, on the same basis, 1,531,170. The options have a maximum term of 10 years. We also granted 314,264 stock options to the members of our management board in aggregate for 2002. The vesting period of these options is three years and they have a maximum term of 10 years. The exercise price for these options was set at the fair market value as of the date of grant.

    In addition to option grants, the management board compensation package for 2002 also consisted of grants of rights to acquire shares. On February 25, 2002, we granted to the members of our management board, other than the chief executive officer, rights to acquire an aggregate of 125,736 ordinary shares, and on April 25, 2002, we granted the chief executive officer rights to acquire 108,000 ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to nominal value ((euro)0.05). The purchase of shares under each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. However, in the case of the later grant to our chief executive officer, the settlement dates have been aligned to match those of the grants made to other members of the management board. The management board grants are governed by a plan administered by the supervisory board. Under the plan, the size of a grant to an eligible recipient is determined at the discretion of the plan administrator. All grants under the plan, including option grants to employees, are subject to an aggregate cap, which was raised in 2002 to a total of 13,057,024 ordinary shares. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be an employee of the company.

    For further information regarding stock options, including the accounting impact and vesting of these options, see Note 10 to our consolidated financial statements included elsewhere in this annual report.

    We currently have no loans outstanding to members of our management board.

Limitation of Liability and Indemnification Matters

    Pursuant to Dutch law, each member of our supervisory board and our management board is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our supervisory board or our management board. Our articles of association provide that the adoption of our annual accounts by the general meeting of shareholders constitutes a discharge from liability for the members of our supervisory board and our management board in respect of the exercise of their duties during the financial year concerned. This is the case only so long as no proviso has explicitly been made, and without prejudice to what has been or will be provided by law.

    This discharge of liability may be limited by mandatory provisions of Dutch law, such as in the case of bankruptcy. In addition, this discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to the general meeting of shareholders. In case of actions or omissions, the members of our supervisory board and our management board could be jointly and severally liable toward third parties for any loss sustained by these third parties as a result of these actions or omissions. An individual supervisory board or management board member can avoid liability if he or she can prove that he or she was not responsible for these actions or omissions and that he or she has not been negligent in taking measures to prevent the consequences of those actions or omissions. Under Dutch law, our supervisory directors generally cannot be held personally liable for decisions made exercising their reasonable business judgment.

    Our articles of association require us to indemnify the persons described below against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in relation to any threatened, pending or completed action, suits or other proceedings, other than an action by us or on our behalf. We shall also indemnify those persons if they are threatened to be made a party to any threatened, pending or completed action or proceeding by or in our right to procure a judgment in their favor. We shall indemnify a person who acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and who is or was:

    o   a member of our supervisory board,

    o   a member of our management board,

    o   an officer or agent, or

    o was serving at our request as a member of our supervisory board, management board, or was an officer or agent of another company, a partnership, joint venture, foundation, trust or other enterprise.

    This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or willful misconduct in the performance of their duty to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Outstanding Stock and Stock Options of the Supervisory Board and the Management Board as of May 16, 2002.

    The following table sets forth the number of shares owned by the respective individual determined in accordance with the rules of the Securities and Exchange Commission.

                                                                          Number of       Percent of
                                                        Percent of       shares and        total
Name                                      Number of    total issued      exercisable       issued
                                          shares (1)    shares (2)       options (3)      shares (4)
                                         ----------     ----------       -----------      ----------
Supervisory Board:
Terence Seddon.........................       700             *            43,186             *
S.K. Fung..............................     3,000             *            20,773             *
Ashok Ganguly..........................         0             *                 0             *
Jerry Kolb.............................     2,000             *            35,763             *
Neelie Kroes...........................         0             *            19,549             *
Gerd Mueller...........................     2,000             *             4,930             *
Luigi Ruspantini.......................     1,000             *            32,103             *
Claude Seguin..........................     3,000             *            37,209             *
Don Wear...............................       500             *             3,430             *
                                          -------                       ---------
     Total.............................    12,200             *           196,943          0.2%

Management Board:
Daniel Goldberg........................     3,000             *           297,533          0.2%
Andrew Browne..........................     1,000             *           335,229          0.3%
Timothy Cowart.........................     2,500             *           150,983          0.1%
Mary Dent..............................     1,900             *            78,736             *
Rudo Jockin............................   114,390             *           211,592          0.2%
Stephen Stott..........................     3,000             *           199,642          0.2%
                                          -------                       ---------
     Total.............................   125,790             *         1,273,715          1.0%

----------
(1) Represents share ownership as reported to us by the named individuals. Because our shares are publicly traded in bearer form, we have no independent means to verify any shareholder's beneficial ownership.


(2) An asterisk indicates that the percentage is less than one-tenth of one percent.


(3) Represents share ownership as reported to us by the named individuals. Because our shares are publicly traded in bearer form, we have no independent means to verify any shareholder's beneficial ownership. The information includes options over our ordinary shares that are exercisable within 60 days of the date of calculation in accordance with Rule 13d-3 under the U.S. Securities and Exchange Act.


(4) The percentage is calculated by dividing the number of shares indicated for the person or group of persons by the sum of the total number of shares issued and outstanding plus the number of options over ordinary shares held by the relevant person or group of persons which are exercisable within 60 days. An asterisk indicates that the percentage is less than one-tenth of one percent.

    In addition to shares owned or subject to options that are exercisable within 60 days, our supervisory directors and members of the management board also have rights to acquire our ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase a pre-determined number of shares at a price per share equal to nominal value ((euro)0.05), and the purchase of shares subject to each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which are the first, second and third anniversary of the date of grant. See "Compensation of Supervisory Board" and "Management Compensation" for a full discussion of these rights. Because none of these shares are included in the table above or are comparable to options set forth in the second table further below, the following table illustrates the shares subject to these rights agreements.


                                  Number of     Purchase price        Settlement
Name                              shares (1)      per share             Dates
----                              -----------     ---------           ----------
Supervisory Board:
Terence Seddon..................     1,215      (euro)  0.05           05-16-03
                                     1,214              0.05           05-16-04
                                     1,214              0.05           05-16-05
S.K. Fung.......................       608              0.05           05-16-03
                                       607              0.05           05-16-04
                                       607              0.05           05-16-05
Ashok Ganguly...................       608              0.05           05-16-03
                                       607              0.05           05-16-04
                                       607              0.05           05-16-05
Jerry Kolb......................       608              0.05           05-16-03
                                       607              0.05           05-16-04
                                       607              0.05           05-16-05
Neelie Kroes....................       668              0.05           05-16-03
                                       668              0.05           05-16-04
                                       668              0.05           05-16-05
Gerd Mueller....................       608              0.05           05-16-03
                                       607              0.05           05-16-04
                                       607              0.05           05-16-05
Luigi Ruspantini................       608              0.05           05-16-03
                                       607              0.05           05-16-04
                                       607              0.05           05-16-05
Claude Seguin...................       668              0.05           05-16-03
                                       668              0.05           05-16-04
                                       668              0.05           05-16-05
Don Wear........................       608              0.05           05-16-03
                                       607              0.05           05-16-04
                                       607              0.05           05-16-05

Management Board:
Daniel Goldberg.................    36,000      (euro)  0.05           02-25-03
                                    36,000              0.05           02-25-04
                                    36,000              0.05           02-25-05
Andrew Browne...................    10,835              0.05           02-25-03
                                    10,835              0.05           02-25-04
                                    10,835              0.05           02-25-05
Timothy Cowart..................     7,643              0.05           02-25-03
                                     7,643              0.05           02-25-04
                                     7,643              0.05           02-25-05
Mary Dent.......................     8,859              0.05           02-25-03
                                     8,860              0.05           02-25-04
                                     8,860              0.05           02-25-05
Rudo Jockin.....................     6,418              0.05           02-25-03
                                     6,418              0.05           02-25-04
                                     6,419              0.05           02-25-05
Stephen Stott...................     8,156              0.05           02-25-03
                                     8,156              0.05           02-25-04
                                     8,156              0.05           02-25-05

    The following table sets forth the information regarding stock option ownership for each member of our supervisory board and management board.


                                  Number of          Exercise        Expiration
Name                              Options (1)          Price           Date (2)
----                              -----------          -----           --------

Supervisory Board (3):
Terence Seddon..................     17,330            $7.50           05-14-08
                                     17,330             7.50           05-27-09
                                      2,950            11.00           06-28-10
                                     17,581             7.11           05-17-11
                                      9,108             5.49           05-16-12
S.K. Fung.......................     13,330             7.50           05-27-09
                                      2,270            11.00           06-28-10
                                      8,790             7.11           05-17-11
                                      4,554             5.49           05-16-12
Ashok Ganguly...................      4,554             5.49           05-16-12
Jerry Kolb......................     14,660             7.50           05-14-08
                                     14,660             7.50           05-27-09
                                      2,270            11.00           06-28-10
                                      8,790             7.11           05-17-11
                                      4,554             5.49           05-16-12
Neelie Kroes....................     14,660             7.50           05-27-09
                                      2,500            11.00           06-28-10
                                      9,669             7.11           05-17-11
                                      5,009             5.49           05-16-12
Gerd Mueller....................      8,790             7.11           05-17-11
                                      4,554             5.49           05-16-12
Luigi Ruspantini................     13,330             7.50           05-14-08
                                     13,330             7.50           05-27-09
                                      2,270            11.00           06-28-10
                                      8,790             7.11           05-17-11
                                      4,554             5.49           05-16-12
Claude Seguin...................     14,660             7.50           05-14-08
                                     14,660             7.50           05-27-09
                                      2,500            11.00           06-28-10
                                      9,669             7.11           05-17-11
                                      5,009             5.49           05-16-12
Don Wear........................      8,790             7.11           05-17-11
                                      4,554             5.49           05-16-12

Management Board:
Daniel Goldberg.................    233,330          $  7.50           10-26-08
                                     37,100            11.00           02-17-10
                                    109,410             9.14           02-23-11
Andrew Browne...................    266,670             7.50           10-12-08
                                     43,900            11.00           02-17-10
                                    114,880             9.14           02-23-11
                                     81,262             5.00           02-25-12
Timothy Cowart..................    120,000             7.50           03-04-09
                                     17,000            11.00           02-17-10
                                     51,450             9.14           02-23-11
                                     57,322             5.00           02-25-12
Mary Dent.......................     94,740             9.50           03-01-10
                                     41,030             9.14           02-23-11
                                     66,448             5.00           02-25-12
Rudo Jockin.....................     57,190             7.50           02-01-09
                                     25,000            11.00           02-17-10
                                     70,040             9.14           02-23-11
                                     48,062             5.00           02-25-12
Stephen Stott...................    160,000             7.50           03-29-09
                                     20,500            11.00           02-17-10
                                     68,930             9.14           02-23-11
                                     61,170             5.00           02-25-12


----------
(1) All options are for our ordinary shares, which have the same voting rights as all of our other ordinary shares.

(2) The expiration date of each option is 10 years from the date of grant, unless earlier cancelled.

(3) Excludes vested options that were granted to one member of the supervisory board who subsequently did not stand for re-election, which options remain exercisable until August 16, 2002.


For information on Employees, see Item 4 "Business--Employees".

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

    To the best of our knowledge, approximately 70% of our shares currently are held by the shareholders we inherited at the time of our privatization, which were the signatories and investing parties of INTELSAT. These shareholders include national governments and public and private telephone and communications companies from around the world.

    The following table sets forth information regarding the beneficial ownership of our ordinary shares at May 16, 2002 by:

    o each person known by us to own beneficially more than five percent of our outstanding ordinary shares; and

    o   all of our directors and executive officers as a group.

    Except as otherwise indicated, each shareholder identified by name has:

    o   sole voting and investment power with respect to its shares; and

    o   record and beneficial ownership with respect to its shares.

                                                          Number of     Percent of total
                                                       Ordinary shares   Ordinary shares
                                                       ---------------   ---------------
Lockheed Martin Global
  Telecommunications(1).............................       18,610,660         14.3%
Stichting Administratiekantoor NSS(2)...............        9,861,140          7.6%
Members of the supervisory board (as a group) (3)...          196,943          0.2%
Members of the management board (as a group) (3)....        1,273,715          1.0%

----------
(1)  Includes ordinary shares held by wholly owned subsidiaries.

(2) This stichting holds ordinary shares that could not be distributed to signatories or investing parties in connection with the transfer of our assets to us on November 30, 1998, together with the shares INTELSAT distributed to its signatories and investing parties in February 2000 and July 2001, less shares that have been removed from the stichting by the relevant shareholders. These shares are held for the beneficial interest of individually designated signatories and investing parties. These shares will be registered in our share register in the name of the signatories and investing entities upon completion of appropriate documents of transfer.

(3) Represents share ownership as reported to us by the named individuals. Because our shares are publicly traded in bearer form, we have no independent means to verify any shareholder's beneficial ownership. The information includes options over our ordinary shares that are exercisable within 60 days of the date of calculation in accordance with Rule 13d-3 under the U.S. Securities and Exchange Act.

Changes in shareholdings by 5% shareholders over the last three years.

     The following table shows the significant changes over the past three years in the shareholdings of those shareholders who currently hold more than 5% of our issued share capital. The table reflects only those significant changes in percentage ownership caused an acquisition or disposition of shares and does not reflect changes in percentage ownership caused by dilution. To date, we have only issued ordinary shares. Currently, our shareholders may hold our ordinary shares in one or more of three possible forms: registered shares, bearer shares and American Depositary Shares, each of which represent one bearer share. We can confirm the shareholdings and transfers only of shareholders who hold registered shares. In addition, several of our shareholders hold beneficial interests in a Dutch foundation, or stichting, which in turn holds registered shares. Where a shareholder holds a beneficial interest through this stichting, we are able to verify that beneficial ownership by reference to the stichting's register. In the case of bearer shares and American Depositary Shares that are publicly traded on the exchanges, we have no independent means to verify at any given time the identity of a shareholder or the actual or beneficial ownership of a known shareholder. In some cases, U.S. and Dutch law require shareholders of public companies to report publicly their shareholding at certain thresholds, and in those cases we have been able to verify their shareholding against public records. As a result, the information below represents only the information that is contained in our share register or in shareholder public filings that are known to us. Finally, some of the share numbers below have been adjusted to reflect a 10-to-1 stock split that became effective on August 24, 2000, and the percentages are calculated based on the total number of issued and outstanding shares, as adjusted for the stock split, as of the relevant date.

--------------------------------------------------------------------------------------------------------------
Shareholder                  Transaction                 Date                Number of shares   Percentage
--------------------------------------------------------------------------------------------------------------
Lockheed Martin Global       Acquisition of Comsat       August 3, 2000      18,610,660             18.6%
Telecommunications           Corporation and its
                             wholly-owned subsidiaries,
                             Comsat Argentina S.A. and
                             Comsat General Corporation
--------------------------------------------------------------------------------------------------------------
Stichting                    Acquisition                 February 18, 2000   9,907,620               9.9%
Administratiekantoor NSS
--------------------------------------------------------------------------------------------------------------
                             Transfers                   June 13, 2000       5,484,270 in four       5.5%
                                                                             separate
                                                                             transactions
                                                                             (3,449,280+
                                                                             1,983,860+
                                                                             41,100+ 10,030)
--------------------------------------------------------------------------------------------------------------

     The following table shows the total number of shares held in The Netherlands as of May 1, 2001. We can confirm the shareholdings only of shareholders who hold registered shares. In the case of bearer shares and American Depositary Shares that are publicly traded on the exchanges, we have no independent means to verify at any given time the identity of a shareholder or the actual or beneficial ownership of a known shareholder. In some cases, U.S. and Dutch law require shareholders of public companies to publicly report their shareholding at certain thresholds. However, individual shareholders may move their shares to accounts within or outside of The Netherlands at any time without our knowledge. As a result, the information below represents only the information that is contained in our share register, and it is likely that there are a number of shareholders located in The Netherlands that hold an indeterminable number of shares that are not included in the table below.

     Our only shareholder of record in The Netherlands is a Dutch trust, or stichting, which holds a number of our shares on behalf of others. We have included the shares held by this trust in the number of shares stated below, although, according to the stichting's register, none of the beneficial owners of those shares are resident in The Netherlands. There are approximately 160 beneficial owners of shares who hold shares through that stichting.

           Number of Shares        Number of Shareholders         Percentage
           ----------------        ----------------------         ----------
              9,861,140                      1                       7.6%

Related Party Transactions

     We have entered into a number of contracts with our shareholders, including those of our shareholders who hold more than 5% of our outstanding shares. Certain of these contracts are ongoing service contracts with our shareholders. We inherited some of these contracts from INTELSAT and we entered into the others after beginning independent operations. We entered into the construction contracts for NSS-7 and NSS-6 after beginning independent operations. We believe that each of these contracts was entered into on an arms'-length basis.

    We entered into the other contracts with INTELSAT in connection with the transfer of our assets to us at a time when INTELSAT was our sole shareholder.

Service Agreements

    From time to time, we conduct transactions with our shareholders, their affiliates and other connected persons. We currently provide transponder capacity to approximately 47 of our current shareholders, including one shareholder who owns more than 5% of our outstanding share capital. We anticipate that these arrangements and future similar arrangements will continue to be conducted on an arms'-length basis.

    With respect to our contracts with Lockheed Martin Global Telecommunications under the terms of 33 transponder agreements at December 31, 2001, we provide capacity of approximately 941 MHz to Lockheed Martin Global Telecommunications and its subsidiaries and affiliates. These agreements have remaining terms of approximately three years on average. The yearly payments under these agreements, taken in the aggregate, are approximately $31.8 million.

    Although Lockheed Martin Global Telecommunications has announced that it is exiting its current line of business, we anticipate that we will enter into further transponder agreements in the ordinary course of business with the former business units of Lockheed Martin Global Telecommunications and other shareholders and/or their associates.

    The transactions mentioned above have been entered into in the ordinary course of business and on normal commercial terms.

Satellite Construction Contracts for NSS-7 and NSS-6

    Lockheed Martin Global Telecommunications, a wholly owned subsidiary of Lockheed Martin Corporation, owns approximately 14% of our outstanding share capital. We entered into a contract with Lockheed Martin Corporation for the construction of the NSS-7 satellite in 1999. See Item 4 "Business -- Our Satellites -- In-Orbit Satellites -- NSS-7" for a further description of the NSS-7. We launched NSS-7 in April 2002. In August 2000 we entered into a separate contract with Lockheed Martin Corporation for the construction of the NSS-6 satellite. See Item 4 "Business -- Our Satellites -- Planned Satellites -- NSS-6" for a further description of NSS-6. We currently expect to launch NSS-6 in the fourth quarter of 2002. These contracts have been filed as exhibits to our Registration Statement on Form F-1 (No. 333-12564) filed September 19, 2000 under the Securities Act of 1933, as amended, and are incorporated by reference into this annual report.

Agreements Related to the Transfer of Our Assets to Us

    We entered into each of the following agreements with INTELSAT on November 30, 1998 in connection with the transfer of our assets to us.

Subscription Agreement

    The subscription agreement imposes a number of ongoing obligations both on us and on INTELSAT. Our obligations include the following:

    o to use our best efforts to replace contracts that were assigned to us with new contracts that are directly with our customers;

    o to use commercially reasonable efforts to transfer any contract subject to the leaseback arrangement directly to us;

    o to take any necessary steps to retire the satellites that were transferred to us at the end of their useful lives;

    o to abide by INTELSAT's coordination agreements with respect to each of the satellites transferred to us; and

    o   to comply with certain indemnification provisions.

     INTELSAT did not warrant the condition of the satellites transferred to us. However, on the date we acquired the satellites INTELSAT did provide representations and warranties that they had disclosed to us all material information in its possession regarding the technical health status of the satellites, including material technical problems and the remaining fuel life of the satellites. INTELSAT expressly excluded all implied warranties and made no guarantees as to any other information regarding the condition of the satellites.

    INTELSAT has agreed that, in the event of a dispute arising in connection with a transponder service contract assigned to us, it will prosecute or settle any claim which arises where no alternative forum is available, at our direction and our cost.

Transponder Leasing Agreement

    The transponder leasing agreement is the agreement under which INTELSAT leased back transponder capacity from us in order to fulfill the transponder service contracts that were serviced under the leaseback mechanism. See the section called "--Contracts --Inherited Contracts". As of November 30, 1998, 49 transponder service agreements were subject to this leaseback arrangement. As of December 31, 2001, there were 17 remaining and in January 2002 INTELSAT effectively terminated the leaseback mechanism by assigning to us all active service contracts being administered under this mechanism. There remain two contracts under the leaseback mechanism which were not assigned to us, but no services currently are being provided under those contracts which the end-customer claims were terminated and we are attempting to reconcile a dispute with respect to those contracts. Moreover, under certain limited circumstances we could reinstate an inherited contract under the leaseback mechanism. While we have no current expectation that this will occur, the last contract potentially subject to reinstatement on leaseback will not expire until May 2014. The transponder leasing agreement will terminate on the date the last agreement subject to leaseback is terminated.

    Under the terms of the transponder leasing agreement, we provided capacity of approximately 690 MHz to INTELSAT as of December 31, 2001. This transponder capacity was used for service transponder agreements that INTELSAT has entered into with 10 of our shareholders that were not assigned to us by INTELSAT when they transferred our assets to us. The payments in 2001 under these agreements, taken in the aggregate, were approximately $19.0 million payable quarterly in arrears.

Space Segment and Satellite Communications Services Agreement

    Under this agreement, INTELSAT provided initial tracking, telemetry, control and payload management services for our satellites while we constructed and staffed our own operations facilities. See Item 4 "Business -- Satellite Operations". The agreement, which fully expired in 2001, consisted of two parts:

    o the tracking, telemetry and control services portion of the agreement, which expired on August 31, 2001. In 2001, we incurred charges of approximately $4.1 million under this contract for the provision of tracking, telemetry and control operations for three of our satellites.

    o the payload management services portion of the agreement expired on April 30, 2000.

    In June 2000, we signed a new agreement with INTELSAT under which INTELSAT provides tracking, telemetry and control services for two of our satellites (NSS-513 and NSS-K) until the end of their commercial lives. We expect to incur charges of approximately $1.5 million per year per satellite under this new agreement. Both satellites currently are scheduled to be removed from commercial service in mid-2002, although we may keep one or both in service if they continue to exceed their design life.

Ensured Capacity Rights Agreement

    The ensured capacity rights agreement provides that, in some limited circumstances, we are required to bid in response to a tender by INTELSAT for transponder capacity to be used for international public telecommunications services. The purpose of the contract is to enable INTELSAT to discharge its objective of providing high-quality telecommunications services on a nondiscriminatory basis. The contract also serves to protect INTELSAT against market failures as a consequence of which satellite capacity is not available to INTELSAT at competitive rates. If INTELSAT initiates the procedures under the contract, we will be required to submit a proposal to provide the capacity that INTELSAT has requested, subject to the following:

    o to the extent we have available transponder capacity on existing satellites, we must submit a bid to INTELSAT to provide the requested service using that existing capacity;

    o if we do not have any spare transponder capacity, we must either submit a proposal for the provision of capacity involving the launch of a new satellite into an orbital position allocated to us or, alternatively, we could submit a proposal involving the launch of a new satellite into an orbital position provided by INTELSAT, at our option.

    If we are required to submit a proposal, our offer must be set at a price calculated to earn an annual return on used assets of 10% above the then-prevailing interest rate on 10-year U.S. Treasury obligations.

    The ensured capacity rights agreement was executed on November 30, 1998; however the term of the contract begins on January 1, 2005 and the contract expires on December 31, 2030. Accordingly, INTELSAT can initiate the ensured capacity rights procedure only on or after January 1, 2005 by delivering to us a notice requesting a bid, which notice would include the technical characteristics of the capacity and the date upon which it would be required. INTELSAT can deliver such a notice to us only if they believe that they would not be able to meet the demand themselves or if they have less than 2 satellites in any particular ocean region. If we do not have the capacity requested by INTELSAT available on our fleet, the earliest possible date that INTELSAT can demand that we provide such capacity is three years from the date of the notice.

Agreement Between New Skies Satellites and INTELSAT to Establish Technical Compatibility Between New Skies Satellites' and INTELSAT's Satellite Networks

    We entered into an agreement on November 20, 1998 with INTELSAT to ensure technical compatibility between the satellite system we operate and their satellite system. The agreement addresses a number of issues, and is intended to eliminate interference between satellites. In March 2002, we concluded an additional frequency coordination agreement with Intelsat Ltd. (INTELSAT's privatized successor) to ensure we could operate the NSS-7 satellite without causing or receiving harmful interference from Intelsat's adjacent satellites.

Waiver of Immunity

    In connection with their transfer of our assets to us, INTELSAT waived a number of the immunities it was entitled to as an intergovernmental organization.

These waivers were made with respect to particular aspects of competition law, including:

    o governmental investigations and enforcement of matters relating to anticompetitive behavior;

    o   immunity to jurisdiction;

    o   the immunity of INTELSAT's assets from seizure; and

    o the inviolability of INTELSAT's archives with respect to particular documents relating to us and our operations.

    INTELSAT also waived some immunities with respect to some private claims relating to alleged anti-competitive behavior.

ITEM 8.  FINANCIAL INFORMATION

             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18 "Financial Statements" pages F-1 to F-16.

                               SIGNIFICANT CHANGES

     In April 2002 we successfully launched our NSS-7 satellite which has a book value of approximately $204 million, and which we will begin to depreciate in the current year (starting as of May 30, 2002) on a straight-line basis over its anticipated commercial life of approximately 12.5 years. See Item 5 "Operating and Financial Review and Prospects -- Overview -- Expenses".

     See also Item 5 "Operating and Financial Review and Prospects -- Recently Issued Accounting Standards".



ITEM 9.  THE OFFER AND LISTING

                 LISTING DETAILS AND ORDINARY SHARE PRICE RANGE

         Since our initial public offering in October 2000, our ordinary shares have been listed on the official segment of the Euronext Amsterdam N.V. stock market and our American Depositary Shares ("ADSs") have been listed on the New York Stock Exchange under the symbol "NSK". The following table sets forth the low and high sales prices of our shares as recorded on the Euronext Amsterdam N.V. stock market and of our ADSs as recorded on the New York Stock Exchange for the periods indicated.


                                 New York Stock Exchange      Euronext Amsterdam N.V.
                                      price per ADS          price per Ordinary Share
                                   High            Low         High            Low
                                   ----            ---         ----            ---
                                           ($)                        (euro)
   Calendar Year 2001............  10.63           5.85        11.50            6.38
   First Quarter 2001............  10.63           7.30        11.50            8.00
   Second Quarter 2001...........   7.90           6.75         9.20            7.75
   Third Quarter 2001............   8.50           6.48         9.50            6.55
   Fourth Quarter 2001...........   7.60           5.85         8.25            6.38
   December 2001.................   6.70           5.85         7.47            6.38
   January 2002..................   6.45           5.80         7.05            6.61
   February 2002.................   6.00           4.51         6.80            5.10
   March 2002....................   5.90           4.50         6.60            5.00
   April 2002....................   6.00           5.40         7.00            5.98
   May 2002......................   5.75           5.00         6.40            5.17


     On June 28, 2000, our shareholders approved a ten-for-one ordinary share split and a change in the currency denomination and par value of our ordinary shares from NLG 1.00 to (euro)0.05. These changes were effected on August 24, 2000, and the stock split has been given retroactive recognition in all periods presented in our consolidated financial statements.


ITEM 10.  ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

         Incorporated by reference from the Registrant's Registration Statement on Form F-1 (No. 333-12564) filed by the Registrant with the Commission on September 19, 2000.

                               MATERIAL CONTRACTS

We have entered into the following material contracts:

    o A share sale agreement between AAPT Limited, New Skies Networks Australia Pty Limited and New Skies Satellites N.V., dated March 22, 2000 pursuant to which we purchased AAPT Limited, now named New Skies Networks Pty Ltd.

    o Contract No. NSS-1-09-99 for NSS-2 Spacecraft and Associated Equipment and Services between Lockheed Martin Corporation and New Skies Satellites N.V., dated as of September 1, 1999 as amended on May 31, 2000 and June 20, 2000. This contract is for the NSS-7 Satellite which we currently expect to launch in the first quarter of 2002 for coverage of the Atlantic Ocean region. See Item 4 "Business--Our Satellites--Planned Satellites--NSS-7".

    o Contract No. NSS-1-08-00 for NSS-6 Spacecraft and Associated Equipment and Services between Lockheed Martin Corporation and New Skies Satellites N.V. dated as of August 1, 2000. This contract is for the NSS-6 Satellite which we currently expect to launch in the fourth quarter of 2002 for coverage of the Asia-Pacific region. See Item 4 "Business--Our Satellites--Planned Satellites--NSS-6".

    o Contract No. NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001. This contract is for the construction and optional launch of the NSS-8 Satellite, which we currently expect to launch in the second half of 2003 for coverage of the Americas. See Item 4 "Business--Our Satellites--Planned Satellites--NSS-8".

    o Contract NEWSKIES 1 for Commercial Launch Services for NSS 7 Spacecraft between Arianespace and New Skies Satellites N.V., dated as of October 8, 1999 as amended on April 25, 2000. This is a launch contract which has been amended to provide for the launch of the NSS-6 Contract.

    o Contract INTEL-1794, Commercial Launch Services for INTELSAT K-TV Spacecraft between Arianespace and International Telecommunications Satellite Organization, dated as of April 3, 1997 and assigned to the Company on November 30, 1998 as amended on April 25, 2000. This is a launch contract which has been amended to provide for the launch our NSS-7 Satellite.

    o Launch Insurance Contract AF/AG982414 between New Skies Satellites N.V. and International Space Brokers dated November 23, 1998, as amended. This contract provided the launch insurance coverage for the launch of NSS-7 in April 2002 and will provide the launch insurance coverage for the launch of NSS-6 in the fourth quarter of 2002. The contract also provides for in-orbit insurance for all station-kept satellites

    o Subscription Agreement between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998. For a description of this contract see Item 7 "Related Party Transactions--Agreements Related to the Transfer of Our Assets to Us--Subscription Agreement".

    o Ensured Capacity Rights Contract between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998. For a description of this contract see Item 7 "Related Party Transactions--Agreements Related to the Transfer of Our Assets to Us--Ensured Capacity Rights Agreement".

    o Transponder Leasing Agreement between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998. For a description of this contract see Item 7 "Related Party Transactions--Agreements Related to the Transfer of Our Assets to Us--Transponder Leasing Agreement".

    o Option Agreement Regarding the Issuance and Subscription of Preference Shares in the Share Capital of New Skies Satellites N.V. See Item 3 "Risk Factors--Provisions of our articles of association could prevent a change of control" for a discussion of the material terms of this option agreement.

    o $300 million multi-currency loan agreement between New Skies Satellites N.V. and ABN AMRO Bank N.V. as Arranger, Agent and Original Lender and the banks named therein. For a discussion of the material terms of this contract see Item 5 "Operating and Financial Review and
        Prospects--Liquidity and Capital Resources--Liquidity."


                                    TAXATION

Netherlands Taxation

    Each investor should consult his or her own tax advisor with respect to the tax consequences for holding our ordinary Shares or ADSs. The discussion of certain Netherlands taxes set forth below is included for general information only and does not address every potential tax consequence of an investment in our ordinary shares or ADSs under the laws of The Netherlands. The following summary of Netherlands tax considerations is limited to the tax implications for
(i) a corporation, owning less than five percent of our nominal issued share capital and (ii) an individual who or a non-resident corporation which does not have a substantial or deemed substantial interest in us. An individual holding ordinary shares or ADSs has a substantial interest or deemed substantial interest if he or she owns, alone or together with his or her partner and certain other relatives, at least 5% of our issued share capital or rights (including share options) to acquire at least 5% of our share capital. A deemed substantial interest would be present if (part of) this substantial interest is disposed of, or deemed to have been disposed of under a deferral facility. The sale of shares includes certain deemed dispositions of shares, options or profit sharing rights.

Dividend Withholding Tax

Non-Residents of The Netherlands

     Dividends distributed by us are subject to Netherlands withholding tax at a 25 percent rate unless the recipient of the dividend qualifies for, and claims the benefit of a reduced rate under an applicable tax treaty. Dividends paid to U.S. holders that are eligible for benefits under the income tax convention between the United States and The Netherlands (the "Treaty") generally will be subject to a reduced withholding rate of 15 percent; certain U.S. pension funds and tax-exempt organizations will qualify for a complete exemption from Netherlands tax. Whether a U.S. holder will be eligible for Treaty benefits is discussed under "United States Taxation".

     An eligible U.S. holder may claim the benefit of the reduced Treaty withholding rate by submitting a duly completed Form IB 92 USA that has been certified by a financial institution (typically the entity that holds the ordinary shares or ADSs as custodian for the holder). If we receive the required documentation prior to the relevant dividend payment date, we may apply the reduced withholding rate at source. An eligible U.S. holder that fails to satisfy these requirements may claim a refund of the excess of the amount withheld over the Treaty rate by filing Form IB 92 USA together with a supplemental statement with the Netherlands tax authorities. Pension funds and tax-exempt organizations, which qualify for a complete exemption from tax and which are not entitled to claim Treaty benefits at source, instead must file claims for refund by filing Form IB 95 USA.

     Under certain circumstances, we will not be required to transfer to the Netherlands tax authorities the full amount of the tax we withhold with respect to dividend distributions made on ordinary shares out of dividends received by us from foreign affiliates. The amount not transferred to Netherlands tax authorities cannot exceed 3% of the gross amount of any cash dividend paid by us on the ordinary shares. This reduction in withholding taxes will not be paid out to shareholders, but will accrue with us instead.

Residents of The Netherlands

     Individuals or corporations (or an entity enjoying equivalent status under Netherlands tax legislation, hereafter referred to as "corporation") which hold ordinary shares or ADSs and are resident or deemed to be resident in The Netherlands, will normally be entitled to credit, in whole or in part, the dividend withholding tax on income from ordinary shares or ADSs against Netherlands personal or corporate income tax due on such income.

     Netherlands resident entities which are not subject to corporate income tax may, provided that the shares are not disposed of within 3 months after they were acquired, apply for, and will normally be granted, a refund of the dividend withholding tax. The withholding of dividend tax may not be required if the so-called participation exemption as defined in section 13 of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) applies to the benefits which the recipient of the income derives from the ordinary shares and the ordinary shares form part of the recipient's business carried on in The Netherlands.

Anti-dividend stripping legislation

     The government has proposed legislation regarding anti-dividend stripping measures working retro-actively to April 27, 2001. When this legislation passes the First Chamber of Parliament (The Second Chamber has already agreed) a refund, credit or abstinence of withholding (in case the participation exemption applies) can be denied when the person or entity which receives the dividend is considered not to be the beneficial owner of these dividends.

Netherlands Personal and Corporate Income Tax

Non-residents of the Netherlands

     A holder of ordinary shares or ADSs will not be subject to Netherlands income tax or corporate income tax in respect of dividend distributions on ordinary shares or ADSs or capital gains realized on the disposal of ordinary shares or ADSs, provided that:

    o Such holder is neither resident nor deemed to be resident in The Netherlands for tax purposes;

    o Such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares or ADSs are attributable;

    o Such holder is not entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than stemming from securities or through an employment contract, the ordinary shares being attributable to such an enterprise; and

    o Such holder does not perform other activities in respect of the shares in the Netherlands (including without limitation) activities which are beyond the scope of normal investment activities.

    The exchange of ADSs for ordinary shares will not, for Netherlands tax purposes, be regarded as a taxable event, provided beneficiary rights have not or the position of the shares among the assets of the holder has not changed.

Residents of the Netherlands

     Where the ordinary shares or ADSs are owned by an individual or entity resident or deemed resident in the Netherlands, the question whether distribution and/or capital gains on such ordinary shares or ADSs are subject to Netherlands income tax or corporate income tax depends on the general tax status of the individual or the entity in question, the capacity in which he or it owns such ordinary shares or ADSs, the percentage of interest in our capital owned by him or it, and on certain other facts and circumstances. Generally, dividend withholding tax with respect to distributions made by us will be creditable against Netherlands income tax or corporate income tax, or will be recoverable.

     Under the new personal income tax regime as of January 1, 2001, individual shareholders that are residents of The Netherlands and are holding the shares or ADSs as investment (for tax purposes) will annually be taxed at the rate of 30% on an assumed yield of 4% of the market value of the shares (based on a calculation method prescribed by law).

Netherlands Gift, Estate and Inheritance Taxes

     The acquisition of ordinary shares or ADSs as a gift or as a result of the death of a holder will not be subject to Netherlands gift, estate or inheritance taxes, provided that:

    o the donor or decedent was not a resident or a deemed resident of The Netherlands and did not hold the ordinary shares or ADSs in connection with the conduct of business through a permanent establishment or via a permanent representative in The Netherlands;

    o in the case of a gift of ordinary shares or ADSs by an individual who at the date of the gift, was not resident or deemed to be resident in The Netherlands, such individual does not die within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands; and

    o if the donor or decedent was a citizen of The Netherlands, he or she was not resident or deemed to be resident in The Netherlands during the preceding 10 years.

The United States and The Netherlands have entered into an estate tax convention that provides rules for reconciling the estate tax systems of the two countries in circumstances where property otherwise would be subject to taxation in both countries.

Other Netherlands Taxes and Duties

    Save for capital tax which we will pay, no registration tax, transfer tax, stamp duty or other similar documentary tax or duty will be due in The Netherlands in connection with the subscription, issue, placement, allotment or delivery of the ordinary shares or ADSs.

United States Taxation

    The following is a summary of the material U.S. federal income tax considerations regarding the purchase, ownership and disposition of ordinary shares or ADSs if you are an eligible U.S. holder. You are an eligible U.S. holder if you are a resident of the United States for purposes of the Treaty and are fully eligible for benefits under the Treaty. You generally will be entitled to Treaty benefits if you are:

    o the beneficial owner of the ordinary shares or ADSs (and of the dividends paid with respect to the ordinary shares or ADSs);

    o an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries;

    o   not resident in The Netherlands for Netherlands tax purposes; and

    o   not subject to an anti-treaty shopping rule.

     You generally will not be eligible for Treaty benefits, and therefore will not be an eligible U.S. holder, if you hold the ordinary shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of services through a fixed base, in The Netherlands, or you are not resident in the United States for U.S. tax purposes.

     The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an investment in our ordinary shares or ADSs. In particular, the summary does not address considerations that may be applicable to you if you do not hold ordinary shares or ADSs as capital assets, are a taxpayer subject to special tax rules, such as a bank, tax-exempt entity, insurance company, a regulated investment company, a pension fund, a real estate investment trust, a dealer in securities or currencies, a person that holds ordinary shares or ADSs as part of an integrated investment (including a "straddle") comprised of ordinary shares or ADSs and one or more other positions, and a person that owns or is deemed to own more than ten percent of any class of our stock. The summary is based on laws, treaties and regulatory interpretations in effect on the date of this annual report, all of which are subject to change. You should consult your own advisers regarding the tax consequences of an investment in the ordinary shares or ADSs in light of your particular circumstances, including the effect of any state, local or other national laws.

     For U.S. federal income tax purposes and for purposes of the Treaty, beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares represented by those ADSs.

Taxation of Dividends

     The gross amount of dividends distributed by us (including amounts withheld in respect of Netherlands withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Dividends paid in Netherlands guilders will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by depositary in the case of ADSs). If such dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you receive a Treaty refund, you may be required to recognize foreign currency gain or loss to the extent the U.S. dollar equivalent of the Treaty refund on the date the refund is received by you differs from the U.S. dollar equivalent of the refund amount on the date the dividends were received.

     Subject to generally applicable limitations and to the special considerations discussed below, Netherlands withholding tax at the 15 percent Treaty rate will be treated as a foreign income tax that is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in light of your particular circumstances.

     Under special Netherlands tax rules and subject to various conditions, a Netherlands company is entitled to reduce its aggregate tax payments by an amount equal to the lesser of the withholding taxes that it suffers in respect of income derived from sources outside The Netherlands and three percent of the dividends that it distributes to shareholders resident outside The Netherlands. If this potential benefit is available to us, the out-of-pocket cost of a declared dividend of 100 (consisting solely of non-Netherlands dividends received by us) may be as little as 97, consisting of net payments of 85 to you and 12 (i.e., 15 percent of the declared dividend minus the maximum reduction of 3) to The Netherlands tax authorities. The characterization of this Netherlands tax benefit for U.S. tax purposes is not completely clear. It is possible that if you receive a dividend in this circumstance you would be deemed to have received 100 of dividend income and to have paid 12 of Netherlands tax. We will advise you if we claim the benefit of this provision.

Taxation of Capital Gains

     Gain or loss realized by you on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the ordinary shares or ADSs were held for more than one year. If you are an individual, the net amount of long-term capital gain realized by you generally is subject to taxation at a maximum rate of 20 percent.

U.S. Backup Withholding Tax and Information Reporting

     Payments in respect of the ordinary shares or ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to information reporting and may be subject to backup withholding unless you:

    o   are a corporation or other exempt recipient, or

    o provide an IRS Form W-9 or an acceptable substitute form, certifying your taxpayer identification number and that no loss of exemption from backup withholding has occurred.

     If you are not a US-resident please consult your local tax lawyer whether and to what extent you are entitled by Treaty to a reduction in the rate of withholding tax or an exemption of these rules.

                              DOCUMENTS ON DISPLAY

     We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities Exchange Commission. These materials, including this annual report on Form 20-F and the exhibits hereto, may be inspected and copied, upon payment of a duplicating fee, at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at +1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

     The following documents are available for inspection during regular business hours at our principal executive office and at the offices of our paying agent, ABN AMRO Bank N.V.:

     o our latest published annual report and our most recent publicly released financial statements; and

     o  our articles of association.

     We will furnish, upon request without charge, a copy of any of these documents.

     You can reach us for this purpose at:

         New Skies Satellites N.V.
         Rooseveltplantsoen 4
         2517 KR
         The Hague
         The Netherlands

     You can reach ABN AMRO Bank N.V. for this purpose at +31-76-579-9455.

     These documents are also available from the SEC.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     For a discussion of quantitative and qualitative disclosures about market risk, see Item 5 "Operating and Financial Review and Prospects--Disclosures About Market Risk".

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

     We received net proceeds of $255.9 million from our initial public offering on October 10, 2000 and the exercise of the underwriter's over-allotment option. As of March 31, 2002, we used $22.0 million to repay amounts outstanding under the promissory note held by INTELSAT and the remainder $233.9 million on satellite milestone payments for the construction and launch contracts for NSS-7, NSS-6 and NSS-8.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         See Item 18 "Financial Statements".

ITEM 18.  FINANCIAL STATEMENTS

         See attached, pages F-1 to F-19.

ITEM 19.  EXHIBITS

Exhibit Number       Description
--------------       -----------
   (1)*              Articles of Association of the Registrant (including an
                     English translation thereof).

   (2.a)*            Form of Deposit Agreement.

   (4.1)* Share Sale Agreement between AAPT Limited, New Skies Networks Australia Pty Limited and New Skies Satellites N.V., dated March 22, 2000.

   (4.2)* Contract No. NSS-1-09-99 for NSS-2 Spacecraft and Associated Equipment and Services between Lockheed Martin Corporation and New Skies Satellites N.V., dated as of September 1, 1999 as amended on May 31, 2000 and June 20, 2000.(1)

   (4.3)* Contract NEWSKIES 1 for Commercial Launch Services for NSS 7 Spacecraft between Arianespace and New Skies Satellites N.V., dated as of October 8, 1999 as amended on April 25, 2000.(1)

   (4.4)* Contract INTEL-1794, Commercial Launch Services for INTELSAT K-TV Spacecraft between Arianespace and International Telecommunications Satellite Organization, dated as of April 3, 1997 and assigned to the Company on November 30, 1998 as amended on April 25, 2000.(1)

   (4.5)* $300 million multi-currency loan agreement between New Skies Satellites N.V. and ABN AMRO Bank N.V. as Arranger, Agent and Original Lender and the banks named therein.

   (4.6)*            Subscription Agreement between New Skies Satellites N.V.
                     and the International Telecommunications Satellite Organization, dated November 30, 1998.

   (4.7)* Ensured Capacity Rights Contract between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998.

   (4.8)* Transponder Leasing Agreement between New Skies Satellites N.V. and the International Telecommunications Satellite Organization, dated November 30, 1998.

   (4.9)* Contract No. NSS-1-08-00 for NSS-6 Spacecraft and Associated Equipment and Services between Lockheed Martin Corporation and New Skies Satellites N.V. dated as of August 1, 2000.(1)

   (4.10)* Option Agreement Regarding the Issuance and Subscription of Preference Shares in the Share Capital of New Skies Satellites N.V.

   (4.11)** Contract No. NSS-20-03-01 for NSS-8 Spacecraft and Associated Equipment and Services between Boeing Satellite Systems International, Inc. and New Skies Satellites N.V. dated as of March 21, 2001.(1)

   (4.12) Satellite Launch and In-Orbit Insurance Agreement, between New Skies Satellite N.V. and International Space Brokers, dated November 23, 1998, policy number 893/AF982414, and the Endorsement thereto, dated December 17, 2001.(1)

----------
* Exhibits to the registrant's Registration Statement on Form F-1 (No. 333-12564) filed September 19, 2000 under the Securities Act of 1933, as amended, hereby incorporated by reference in this annual report.

** Exhibits to the registrant's Annual Report on Form 20-F filed May 29, 2001 under the Exchange Act of 1934, as amended, hereby incorporated by reference in this annual report.

(1) Portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under 17 C.F.R. ss.200.80(b).

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                                 ----------------------------
                                                 Mary Dent, General Counsel

Date ____________

                   Index to Consolidated Financial Statements

                                                                          Page


Index to Consolidated Financial Statements                                 F-1

Independent Auditors' Report                                               F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000               F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2001, 2000 and 1999                                           F-4

Consolidated Statements of Shareholders' Equity
for the Years Ended December 31, 2001, 2000 and                            F-5
1999

Consolidated Statements of Cash Flows for the
Years Ended December 31, 2001, 2000 and 1999                               F-6

Notes to the Consolidated Financial Statements                          F-7 - 16

                          Independent Auditors' Report

To the Supervisory Board of Directors and Shareholders of New Skies Satellites N.V.:

We have audited the consolidated balance sheets of New Skies Satellites N.V. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Skies Satellites N.V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche Accountants
Amsterdam, The Netherlands
January 25, 2002

New Skies Satellites N.V. and Subsidiaries

Consolidated Balance Sheets
(In thousands of U.S. Dollars, except share data)

                                                                                  December 31,
                                                                             2001            2000
                                                                      ----------------  ---------------
Assets
Current assets
Cash and cash equivalents                                             $      138,268    $      232,898
Trade receivables (including trade receivables from shareholders totaling in $25,321 in 2001, and $21,475 in 2000), less:
    allowance for doubtful accounts of $4,948 for 2001 and
    $3,091 for 2000, respectively)                                            41,981            47,016
Prepaid expenses and other assets                                              9,139             7,343
                                                                      --------------    --------------
Total current assets                                                         189,388           287,257

Communications, plant and other property, net (Note 4)                       886,244           685,413
Deferred tax asset (Note 6)                                                   11,441            12,823
Other receivables (Note 4)                                                       -              51,452
Goodwill, net and other assets                                                22,730            27,672

                                                                      --------------    --------------
TOTAL                                                                 $    1,109,803    $    1,064,617
                                                                      ==============    ==============

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities                              $       20,350    $       20,905
Income taxes payable                                                          22,357             5,170
Deferred revenues                                                              8,848             8,586
Satellite performance incentives                                               4,610             4,372
                                                                      --------------    --------------
Total current liabilities                                                     56,165            39,033

Deferred revenues                                                              3,925             4,388
Satellite performance incentives                                              12,529            15,639
                                                                      --------------    --------------
Total liabilities                                                             72,619            59,060
                                                                      --------------    --------------

Shareholders' equity (Note 8)
Governance preference shares (227,530,000 shares authorized,
  par value (euro)0.05; none issued)                                               -                 -
Cumulative preferred financing shares (22,753,000 shares
authorized, par value(euro)0.05; none issued)                                      -                 -
Ordinary Shares (204,777,000 shares authorized, par value(euro)0.05;
    130,570,241 and 130,561,336 issued and outstanding, respectively)          6,026             6,026
Additional paid-in capital                                                   976,168           976,177
Retained earnings                                                             60,664            27,596
Unearned compensation (Note 10)                                                 (352)           (1,347)
Accumulated other comprehensive loss                                          (5,322)           (2,895)
                                                                      --------------    --------------
Total shareholders' equity                                                 1,037,184         1,005,557
                                                                      --------------    --------------
TOTAL                                                                 $    1,109,803    $    1,064,617
                                                                      ==============    ==============

See notes to the consolidated financial statements.

New Skies Satellites N.V. and Subsidiaries

Consolidated Statements of Operations
(In thousands of U.S. Dollars, except per share amounts)
---------------------------------------------------------------------------------------------------------
                                                                         Year Ended December 31,
                                                                  2001             2000            1999
                                                             -------------     ------------    ------------
Revenues
    (Including services to shareholders totaling $101,916
    in 2001, $117,999 in 2000 and $105,402 in 1999, see
    Note 9)                                                  $     209,028     $    198,294    $    135,544

Operating Expenses:
Cost of operations (including services received from
    shareholders totaling $12,031 in 2000 and $17,495 in
    1999)                                                           51,533           47,022          30,963
Selling, general and administrative                                 38,733           34,765          20,674
Termination of the KTV satellite contract (Note 4)                      -                -           15,471
Depreciation and amortization                                       75,338           69,870          71,965
                                                             -------------     ------------    ------------
Total Operating Expenses                                           165,604          151,657         139,073
                                                             -------------     ------------    ------------

Operating Income (Loss)                                             43,424           46,637          (3,529)

Interest and other income, net                                       9,008            2,543             169
                                                             -------------     ------------    ------------
Income (Loss) Before Income Tax Expense (Benefit)
                                                                    52,432           49,180          (3,360)

Income tax (expense) benefit (Note 6)                              (19,364)         (17,506)          1,176
                                                             -------------     ------------    ------------
Net Income (Loss)                                            $      33,068     $     31,674    $     (2,184)
                                                             =============     ============    ============

Net Income (Loss) Per Share (Note 2)
Basic and diluted                                            $        0.25     $       0.29    $     (0.02)
                                                             ================  =============== ==============

See notes to the consolidated financial statements.

                   New Skies Satellites N.V. and Subsidiaries
                 Consolidated Statements of Shareholders' Equity
                  Years ended December 31, 2001, 2000 and 1999
                (In thousands of U.S. Dollars, except share data)


                                                                                              Accumulated
                                               Number of               Additional  Unearned      Other       Retained     Total
                                               Ordinary    Ordinary     Paid-in    Compen-   Comprehensive  Earnings   Shareholders'
                                                Shares      Shares      Capital    sation         Loss      (Deficit)     Equity
                                             ----------- ----------- ------------ ---------- -------------  --------- --------------
                                             (in thousands)

Balance, December 31, 1998                     100,000   $  5,097    $  715,985   $      -   $         -    $ (1,894)    $  719,188
Stock options exercised (Note 10)                  285         13         2,124          -             -           -          2,137
Unearned stock compensation                          -          -           433       (433)            -           -              -
Amortization of unearned stock compensation
                                                     -          -             -         20             -           -             20
Net loss                                             -          -             -          -             -      (2,184)       (2,184)
                                              ---------  ---------   -----------  ---------  ------------  ----------    -----------
Balance, December 31, 1999                     100,285      5,110       718,542       (413)            -      (4,078)       719,161


Ordinary shares issued                          30,276      1,329       254,531          -             -           -        255,860
Adjustment in par value of ordinary shares
  (Note 8)                                           -       (413)          413          -             -           -              -
Unearned stock compensation                          -          -         2,691      (2,691)           -           -              -
Amortization of unearned stock compensation
                                                     -          -             -      1,757             -           -          1,757
Cumulative translation adjustment                    -          -             -          -       (2,895)           -         (2,895)
Net Income                                           -          -             -          -             -      31,674         31,674

                                              ---------  ---------   -----------  ---------  ------------  ----------    -----------
Balance, December 31, 2000                     130,561      6,026       976,177     (1,347)      (2,895)      27,596      1,005,557

Stock options exercised (Note 10)                    9          -            67          -             -           -             67
Stock option forfeiture                              -          -           (23)        23             -           -              -
Amortization of unearned stock compensation          -          -             -        972             -           -            972
Cumulative translation adjustment                    -          -             -          -        (2,427)          -         (2,427)
Net income                                           -          -             -          -             -      33,068         33,068
Other                                                -          -           (53)         -             -           -            (53)
                                              ---------  ---------   -----------  ---------  ------------  ----------    -----------
Balance, December 31, 2001                     130,570   $  6,026    $  976,168   $   (352)  $   (5,322)   $  60,664     $1,037,184
                                              =========  =========   ===========  =========  ============  ==========    ===========

See notes to consolidated financial statements.

New Skies Satellites N.V. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)


                                                              Years Ended December 31,
                                                           2001        2000         1999
                                                        ---------    ---------    ---------
Cash flows from operating activities:
Net income (loss)                                       $  33,068    $  31,674    $  (2,184)

Adjustments for non-cash items:
   Depreciation and amortization                           75,338       69,870       71,965
   Deferred taxes                                           1,382        4,943       (1,176)
   Termination of the KTV satellite contract                    -            -       15,471
   Amortization of unearned stock compensation                972        1,757          108

Changes in operating assets and liabilities:
   Trade receivables                                        4,940       (7,932)     (28,059)
   Prepaid expenses and other                              (1,855)         800       (1,834)
   Accounts payable and accrued liabilities                  (321)       9,291        4,076
   Deferred revenues                                         (129)       2,288        1,881
   Income taxes payable                                    17,296        5,170            -
                                                        ---------    ---------    ---------
Net Cash Provided By Operating Activities                 130,691      117,861       60,248
                                                        ---------    ---------    ---------

Cash flows from investing activities:
   Payments for communication, plant and other
     property                                            (274,167)    (118,480)     (73,058)
   Reimbursement of KTV constructions costs                51,452            -            -
   Acquisition of business                                      -      (30,462)           -
                                                        ---------    ---------    ---------
Net Cash Used In Investing Activities                    (222,715)    (148,942)     (73,058)
                                                        ---------    ---------    ---------

Cash flows from financing activities:
   Ordinary shares issued                                       -      255,860            -
   Stock options exercised                                     67            -        2,137
   Proceeds of note payable and short term borrowings           -       20,000       20,000
   Repayment of note payable and short term
     borrowings                                                 -      (42,000)     (20,000)
   Satellite performance incentives and other              (2,553)      (3,392)      (2,038)
                                                        ---------    ---------    ---------
Net Cash (Used In) Provided By Financing Activities
                                                           (2,486)     230,468           99
                                                        ---------    ---------    ---------

   Effect of exchange rate differences                       (120)        (551)           -
                                                        ---------    ---------    ---------

Net change in cash and cash equivalents                   (94,630)     198,836      (12,711)
Cash and cash equivalents, beginning of year              232,898       34,062       46,773
                                                        ---------    ---------    ---------
Cash and cash equivalents, end of year                  $ 138,268    $ 232,898    $  34,062
                                                        =========    =========    =========


See notes to the consolidated financial statements.

Cash payments for interest (net of amounts capitalized) were $0.9 million in 2000 and $0.3 million in 1999. Income taxes paid amounted to $0.8 million in 2001.

New Skies Satellites N.V. and Subsidiaries

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

1. Basis of Presentation

Business Description - New Skies Satellites N.V. (the "Company") is an independent, global satellite communications company. The Company owns and operates five satellites in geosynchronous orbit that provide capacity to various entities throughout the world for the global public telecommunications, broadcasting, internet and corporate business network market sectors. Three additional satellites, NSS-6, NSS-7 and NSS-8, are currently under construction, with projected launch dates in the second quarter of 2002 (NSS-7), fourth quarter of 2002 (NSS-6) and fourth quarter of 2003 (NSS-8).

Formation and Asset Transfer - The Company was formed on April 23, 1998 as a corporation organized under the laws of The Netherlands, with headquarters in The Hague, through the issuance of 90 million shares of common stock to International Telecommunications Satellite Organization ("INTELSAT") for 9.0 million Dutch Guilders (or approximately $4.6 million) to carry on the satellite communication business associated with the satellites contributed by INTELSAT. The Company and INTELSAT then entered into a subscription agreement (the "Subscription Agreement"). Under the Subscription Agreement dated November 30, 1998 INTELSAT received an additional 10 million of the Company's shares and in exchange, the Company received certain assets including the five in-orbit satellites referred to above and assumed certain liabilities (the "Asset Transfer"). Immediately after the Asset Transfer, INTELSAT distributed 90 percent of its shares in the Company to its investment shareholders. Following distribution of these shares, INTELSAT held 10 percent of the stock through a passive, non-voting trust and no longer controlled the Company. In February 2000, INTELSAT distributed the remaining shares to its investment shareholders.

At the Asset Transfer, the Company and INTELSAT also entered into various other agreements including a space segment capacity, satellite communications services agreement and a transition services agreement. For the years ended December 31, 2001, 2000 and 1999, $4.1 million, $12.0 million and $17.5 million, respectively, of operating expenses were incurred under the terms of these agreements.

INTELSAT also leased from the Company space segment capacity to fulfill the needs of certain INTELSAT contracts. During the years ended December 31, 2001, 2000 and 1999, approximately 9%, 15% and 30%, respectively, of the Company's revenues were derived from these lease agreements. On January 16, 2002 INTELSAT assigned all of these remaining lease agreements to the Company.


2. Summary of Significant Accounting Policies

Functional Currency - The Company's revenues, capital expenditures and substantially all operating expenses are denominated in U.S. dollars. Accordingly, the U.S. dollar has been adopted as the functional currency. Transactions in other currencies are translated into U.S. dollars using rates that are in effect at the transaction date.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and costs relating to the operations of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in shareholders' equity.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Telecommunications revenue results from utilization charges that are recognized as revenue on a straight-line basis over the period during which the satellite services are provided. Deferred revenues represent the unearned balances remaining from amounts received from customers pursuant to transponder lease prepayment options. These amounts are recorded as revenues on a straight-line basis over the respective lease terms.

Cash and Cash Equivalents - The Company considers temporary investments with original maturities of three months or less when purchased to be cash equivalents.

Communications, Plant and Other Property - Communications, plant and other property are carried at cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance payments, insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Interest expense in the accompanying statements of operations is net of capitalized interest of $1.4 million, $2.7 million, and $3.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Upon commencement of commercial operation, communications, plant and other property are depreciated on a straight-line basis over the following estimated useful lives (see Note 4):

                                                        Years
                                                     ----------
Spacecraft & Launch costs                                7-13
Communication support and other                          3-7
Building                                                  30

Goodwill - The excess of the purchase price over the fair market value of net assets acquired is amortized on a straight-line basis over a period of 10 years. See "Recently Issued Accounting Standards".

Unsuccessful Launches and Satellite Failures - In the event of an unsuccessful launch or total in-orbit satellite failure all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

Impairment of Long-lived Assets - The Company periodically reviews its long-lived assets, which are comprised primarily of its in-service satellite fleet, to determine whether an impairment exists. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value based upon discounted cash flows, using an appropriate discount rate.

Satellite Performance Incentives - The Company has certain contracts with its satellite manufacturers that require the Company to make incentive payments over the orbital design life of the satellites. The Company records the present value of such payments as a liability and capitalizes these costs in the cost of the satellite.

Income Taxes - The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities and net operating loss carry-forwards using enacted rates. Valuation allowances are provided against assets that are not likely to be realized.

Net Income (Loss) Per Share - Basic net income per share is computed by dividing net income by the weighted average ordinary shares outstanding. Diluted net income per share reflects the potential dilution that could occur if options issued under New Skies stock option plans were exercised.

A summary of the weighted average number of shares and ordinary equivalent shares follows:

Years ended December 31
                             (Amounts in thousands)

                                                2001      2000      1999
                                              -------   -------   -------

Basic weighted average shares outstanding     130,569   107,407   100,000
Weighted average ordinary equivalent shares       141       691       482

                                              -------   -------   -------
Diluted weighted average shares outstanding   130,710   108,098   100,482
                                              =======   =======   =======

The difference in the weighted average number of shares outstanding and the diluted weighted average number of shares outstanding resulted in no difference between basic and diluted earnings per share for 2001, 2000 and 1999.

Stock Compensation - Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and has adopted the disclosure-only provisions of SFAS 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 10.

Fair Value of Financial Instruments - The Company's financial instruments consist of accounts receivable, accounts payable and satellite performance incentives. The current carrying amounts of such instruments are considered reasonable estimates of the fair market value of these instruments due to the short maturity of these items or as a result of the current market interest rates accruing on these instruments.

Comprehensive Income - Comprehensive income includes net income and several other items that were recognized directly in equity. As a result of translation losses of $2.4 million and $2.9 million for the years ended December 31, 2001 and 2000, respectively, comprehensive income is equal to $30.6 million and $28.8 million, respectively.

For the year ended December 31, 1999 net loss is equal to comprehensive income as no other items of comprehensive income were recorded in the Company's financial statements for the period then ended.

Recently Issued Accounting Standards - In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives must be amortized and that goodwill and intangible assets with indefinite lives shall not be amortized, but, rather, shall be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle which is charged to income. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. We adopted SFAS No. 142 on January 1, 2002 and, at that time, in accordance with the standard, stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. Goodwill amortization for 2001 was approximately $2.5 million and goodwill had a net carrying value at December 31, 2001 of approximately $20.5 million. We currently are evaluating the provisions of SFAS No. 142 and have not yet determined the effect that adoption of this standard will have on our consolidated financial position.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The standard is effective for 2003. We are currently reviewing the requirements of this new standard and expect that this standard will not have a material impact on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for 2002 and generally is to be applied prospectively. The implementation of this standard is not expected to have a material impact on our financial position or results of operations.

Presentation - Certain amounts reported in 2000 and 1999 have been reclassified to conform to the 2001 financial statement presentation.


3. Acquisition of a Business

On March 31, 2000, the Company acquired all of the outstanding shares of New Skies Networks Pty Limited (formerly AAPT Sat-Tel Pty Limited) for cash consideration of AUD $49.75 million ($30.5 million). New Skies Networks is a system integrator and network service provider, operating six teleports in major Australian cities and providing internet access services as well as tracking, telemetry and control services to satellite operators. The acquisition was accounted for as a purchase business combination. The acquired assets and liabilities were valued at fair market value on the date of acquisition. The resulting goodwill amount was $27.6 million, and is being amortized over a period of 10 years. The results of New Skies Networks operations have been included with those of the Company from March 31, 2000, the date of acquisition.

The unaudited consolidated results of operations on a pro forma basis as though New Skies Networks had been acquired as of the beginning of 1999 are as follows:


                                                  2000               1999
                                            ----------------   ---------------

      Revenues                              $ 203,176,000      $  150,070,000
      Net income (loss)                        31,107,000          (5,291,000)
      Earnings (loss) per share -
      basic and diluted                              0.29               (0.05)

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the New Skies Networks acquisition been consummated as of the beginning of 1999, nor are they necessarily indicative of future operating results.


4. Communications, Plant and Other Property

Communications, plant and other property consisted of the following (in thousands of U.S. dollars):


                                                    December 31,
                                                2001            2000
                                            -----------     -----------

Spacecraft & launch costs                   $   884,259     $   884,259
Construction in progress                        447,816         212,333
Communication support and other                  59,657          26,992
Buildings                                        12,330           7,054
                                            -----------     -----------
                                              1,404,062       1,130,638
Less: accumulated depreciation                  517,818         445,225
                                            -----------     -----------
Total                                       $   886,244     $   685,413
                                            ===========     ===========

Construction-in-progress relates primarily to satellites under construction and related launch services. Effective July 1,1999, the Company adopted new depreciable lives for three in-orbit satellites. The Company's previous policy was to apply depreciable lives that ranged from 7-11 years. The depreciable lives of these satellites were extended by 2-3 years. The change in estimate was the result of a study that indicated that these satellites will generate revenues for periods longer than their original depreciable life. The extended lives reduced depreciation expense for the year ended December 31, 1999 by $8.0 million ($5.2 million after-tax or $0.05 per diluted share).

During 1999, the Company terminated a contract for the construction of the KTV satellite and recorded as other receivables $51.5 million relating to amounts paid for its construction. In 2001, the Company received a reimbursement of payments previously made for the construction and program management of the satellite totaling $53.3 million. Previously capitalized interest and program management costs on this satellite program, totaling $15.5 million, were charged to income during 1999. The launch vehicle for the KTV is considered to have future value as it will be used for the NSS-7 launch. The launch vehicle is recorded in construction in progress, totaling approximately $113.7 million at December 31, 2001.


5. Contractual Commitments

In further development and operation of the Company's global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2001, the Company had contracts for the construction, development and launch of three additional satellites, NSS-6, NSS-7 and NSS-8, requiring future committed payments totaling $267.3 million and $32.8 million, for the years ending December 31, 2002 and 2003, respectively. Additional commitments on these satellite programs ("satellite incentives") totaling $63.9 million will fall due over the respective design lives of these satellites only to the extent that they continue to operate successfully throughout this time.

The Company has recorded a liability of $17.1 million at December 31, 2001 representing the present value, at a weighted average discount rate of 7.1%, of the remaining satellite incentive payments on the satellites which were in service at December 31, 2001 of $4.6 million, $3.9 million, $3.9 million, $3.5 million, $1.7 million and $4.2 million for payments to be made in the years ending December 31, 2002, 2003, 2004, 2005, 2006, 2007 and thereafter, respectively.

Commitments as of December 31, 2001 for future payments under operating leases primarily relating to telecommunication infrastructure and office facilities are as follows (in thousands of U.S. dollars):

                 2002                               $  12,442
                 2003                                   9,035
                 2004                                   7,236
                 2005                                   1,109
                 2006                                   1,105
                 2007 and thereafter                    4,371
                                                    ---------
                 Total commitments                  $  35,298
                                                    =========

6. Income Taxes

The Company is currently in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by INTELSAT. While the final determination of the tax basis of these assets has not been agreed, we have made a preliminary valuation of these assets. The difference between the book and estimated tax bases of the contributed assets gives rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998, the date of the Asset Transfer.


The Company's provision (benefit) for income taxes consists of the following (in thousands of U.S. dollars):

                                           2001           2000         1999
                                        ---------      ---------     --------

Current Domestic                        $  16,032      $  12,444     $      -
Current Foreign                             1,950            119            -
Deferred Domestic                           1,382          4,943       (1,176)
                                        ---------      ---------     --------
Total income tax provision (benefit)    $  19,364      $  17,506     $ (1,176)
                                        =========      =========     ========

The income tax provision (benefit) is computed in the financial statements at
36.9 % and 35.6% for the years ended December 31, 2001 and 2000, as compared with the Netherlands statutory rate of 35%. The Company's provision for income taxes differs from the statutory rate by 1.9% and 0.6% for 2001 and 2000, respectively, due to the permanent differences arising from certain non-deductible amounts. In the year ended December 31, 1999, there was no difference between the Netherlands statutory tax rate of 35% and the total provision for income taxes.

Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred income tax assets as of December 31, 2001 and 2000, consist of the tax effect of the difference in the tax and book basis of communications plant & other property.

7. Financing Arrangements

Available Credit Facility - In August 2000, the Company negotiated an unsecured credit facility that provides up to $300 million in available credit through December 31, 2004. Borrowings under the facility will bear interest at an adjustable rate, which as of December 31, 2001 would have been 2.9%. A commitment fee of 0.225% is paid on the unused revolving credit amount. There were no amounts outstanding under this facility at December 31, 2001.

8. Change in Share Capital

On June 28, 2000, the Shareholders of the company approved a ten-for-one ordinary share split and a change in the currency denomination and par value of the Company's Ordinary Shares, from NLG 1.00 to (euro)0.05. The stock split has been given retroactive recognition in all periods presented in the accompanying financial statements. In addition, the Shareholders approved the increase in the number of authorized ordinary shares to 204,777,000 with a par value of
(euro)0.05. As a result of this change, $413,000 originally classified as ordinary shares was reclassified as additional paid-in capital.

In addition, on June 28, 2000, the Shareholders authorized the issuance of one class of preferred financing shares, par value (euro)0.05 per share, with a total authorized amount of 22,753,000 shares. No shares of preferred stock have been issued.

The Shareholders also authorized on June 28, 2000 the issuance of up to 227,530,000 governance preference shares at a par value of (euro)0.05 per share. The Shareholders also approved in the Shareholders Meeting on the same date an option to purchase governance preference shares. Under this option, if certain preconditions are satisfied, the Foundation may acquire up to the number of then outstanding ordinary and financing preference shares at the time of the purchase, less one. The shares will be issued at par upon a payment of 25% of the par value. The object of the Foundation is to own and vote the Company's preference shares in order to protect the interests of the Company and its ordinary shareholders. No governance preference shares have been issued.

9. Significant Customers

Certain shareholders are the principal customers of the Company. The shareholders accounted for approximately 49%, 60%, and 78% of total telecommunications revenue for years ended December 31, 2001, 2000 and 1999, respectively.

The Company has one customer in 2001 representing more than 10% of revenues. This significant customer represented 15%, 15% and 18% of total revenues for the years ended December 31, 2001, 2000 and 1999, respectively. In 2000, the Company had a second significant customer representing more than 10% of revenues which accounted for 13% and 9%, respectively, of total revenues for 2000 and 1999, respectively. The Company has no other unusual credit risks or concentrations.

Our 2000 revenues include the positive impact of $19.7 million resulting from an exceptional one-time contract termination payment by one customer.

10. Retirement and Incentive Plans

Defined Contribution Plan - The Company has defined contribution plans for substantially all Company employees. The Company matches a portion of the employee contribution. Total compensation expense related to the defined contribution plans approximated $1,079,000, $733,000 and $381,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Executive Incentive Plan - In 1998, the Company executed a long-term incentive plan (the "Executive Plan") with the chief executive officer. Under the Executive Plan, the individual was entitled to receive ordinary shares of the Company if an initial public offering ("IPO") of the Company's stock or a private transaction involving no less than 20% of the common shares of the Company (collectively, the "Equity Transaction") was completed prior to August 1, 2002. The number of shares awarded under the Executive Plan was to be dependent upon the fair market value of the Company on the date of the Equity Transaction. On October 10, 2000, the Company successfully completed its IPO and the individual was granted 155,556 ordinary shares valued at $9.00 per ordinary share. Under the terms of the Executive Plan, the Company also paid an additional $0.9 million relating to the tax liability due on this award. One third of the awarded shares vested on the date of the Equity Transaction and the remaining shares vested in two equal installments ending on December 31, 2001, as amended in August, 2000.

The total compensation awarded in relation to the Executive Plan is $2.3 million. The Company recognized $1,069,000, $1,124,000 and $88,000 of compensation expense for the years ended December 31, 2001, 2000 and 1999, respectively, under the Executive Plan.

Stock Option Plans - The Supervisory Board of Directors has adopted the 1999 Stock Option Plan as amended ("Stock Plan") effective January 1, 1999. The Supervisory Board can administer the Stock Plan itself or through a committee of the Supervisory Board or can appoint a foundation to administer the plan. At no time can the number of options issued under the Stock Plan exceed 5% of the issued common stock of the Company unless the Board amends the Stock Plan. As of December 31, 2001, the total number of shares authorized under the Stock Plan totaled 6,528,512, of which 1,330,425 are available for grant. The Board utilized independent valuations performed by KPMG Corporate Finance in establishing the estimated fair value of the common shares underlying each of the options that have been granted under the Stock Plan in the period prior to the Company's IPO. Options granted subsequent to the IPO were based on the fair market value at the date of grant. The options have a maximum term of 10 years. All options vest in 3 equal annual installments.

The Supervisory Board has also approved the Stock Option Plan for the Supervisory Board, as amended (the "Directors Plan"). The terms of the Directors Plan are similar to those of the 1999 Stock Option Plan. The options have a term of ten years and vest ratably in three equal installments annually from the date of grant. At December 31, 1999, options to acquire 227,930 common shares were granted under the Directors Plan and were approved by the shareholders at the annual meeting on June 28, 2000. Substantially all of the shares that were awarded were for prior service on the Supervisory Board. As such, these awards vest as if they had been issued during 1998 and 1999. At the annual general meeting of shareholders on May 17, 2001 the shareholders approved a further grant of 89,659 shares to members of the Supervisory Board.

The following table presents a summary of the Company's share option activity and related information for the years ended December 31, 2001, 2000 and 1999:

                                                                 Weighted
                                              Options           Average
                                            Outstanding       Exercise Price
                                         -----------------    --------------
      Outstanding, January 1, 1999                    -                 -
               Granted                        2,639,030        $     7.50
               Exercised                       (284,880)             7.50
               Forfeited                        (62,860)             7.50
                                           -------------       -----------
      Outstanding, December 31, 1999          2,291,290              7.50

               Granted                        1,373,400             10.03
               Exercised                             -                 -
               Forfeited                       (123,650)             8.40
                                           -------------       -----------
      Outstanding, December 31, 2000          3,541,040        $     8.45

               Granted                        1,534,849              9.02
               Exercised                         (8,905)             7.50
               Forfeited                       (162,682)             9.14
                                           -------------       -----------
      Outstanding, December 31, 2001          4,904,302        $     8.61
                                           =============       ===========

Due to income tax considerations, certain employees have elected a structure under which they may immediately exercise their options, but must comply with certain resale restrictions, which are eliminated in 3 equal installments. During the year ended December 31, 1999, 284,880 common shares were issued with these restrictions. No such elections were made in the years ended December 31, 2001 and 2000.

Additional information regarding options outstanding at December 31, 2001 is as follows:


                               Options Outstanding
--------------------------------------------------------------------------------

      Range of             Number             Weighted Average         Number
Exercise Prices per      Outstanding      Remaining Contractual     Exercisable
       share                                    Life (years)
-------------------      -----------      ---------------------     ------------
  $7.10 -   $8.00         2,470,219                 7.3               1,745,288
  $8.01 -   $9.00             7,000                 8.8                   2,310
   $9.01 - $10.00         1,721,090                 8.9                 114,576
  $10.01 - $11.00           705,993                 8.2                 232,978


The Company records compensation related to stock options using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Certain options awarded during 1999 and 2000 were considered to be granted below fair market value according to an independent valuation report prepared by KPMG Corporate Finance and received subsequent to the granting of these options. Prior to the receipt of this report, an earlier independent valuation report had been used to determine the exercise price of options granted. In addition, certain other option awards required shareholder ratification by which time the market value of the shares had changed. The difference in value at the grant date for such option awards and the subsequent determined market value was required to be accounted for as compensation. As of December 31, 2001 and 2000, approximately $352,000 and $871,000, respectively, of such compensation is considered unearned and will be amortized over the remaining vesting period of the related options. The amount of unearned compensation amortized to income in 2001, 2000 and 1999, under the Stock Option Plans, was approximately $473,000, $944,000 and $20,000, respectively.

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123 defines a fair value method of accounting for stock-based compensation awards to employees and non-employees. SFAS No. 123 requires that the fair value of stock-based awards to employees be calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, which greatly affect the calculated values.

The fair value of the stock option grants has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                        2001          2000          1999
                                       -------      -------      -------
Expected life                          5 years      5 years      5 years
Interest rate                          4.5%         5.75%        5.5%
Volatility                             30%          25%          0%
Assumed forfeitures                    10%          10%          10%


The weighted average fair value of stock options granted during 2001, 2000 and 1999 was $3.14, $4.22 and $2.01, respectively.

Had compensation expense for the stock option plans been determined consistent with SFAS No. 123, the Company's pro forma net income (loss) and net income
(loss) per share would have been as follows:


                                         2001          2000             1999
                                   ------------  --------------  ---------------
   Net income (loss):
           As reported             $ 33,068,000    $ 31,674,000    $ (2,184,000)
           Pro forma                 28,371,000      29,236,000      (3,048,000)
   Basic and diluted net income
     (loss) per share:
           As reported             $       0.25    $       0.29    $      (0.02)
           Pro forma                       0.22            0.27           (0.03)

The pro forma compensation expense may not be representative of pro forma compensation expense that would be incurred in future years.


11. Business Segments and Geographic Information

The Company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.

The geographic source of revenues, based on the billing addresses of customers, for the years ended December 31 is as follows (in thousands of U.S. dollars):

                               2001           2000           1999
                             --------       --------       --------

North America                $ 87,828       $ 73,181       $ 38,036
Europe                         44,000         57,871         44,282
Asia                           29,455         25,205         14,898
Latin America                  26,070         27,827         22,660
Middle East and Africa         21,675         14,210         15,668
                             --------       --------       --------
Total                        $209,028       $198,294       $135,544
                             ========       ========       ========




12. Subsequent Event (Unaudited)

On February 6, 2002, the Supervisory Board amended the Company's Stock Option Plan to allow the maximum number of shares under the Plan to be increased from 5% of the issued ordinary shares of the Company to 13,057,024 ordinary shares, reflecting 10% of the issued ordinary shares as of the date of the amendment. As of February 6, 2002, 5,729,674 shares were available for grant.